UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2018

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport

Schiphol Boulevard 265

1118 BH Schiphol Airport

The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: STMicroelectronics’ 2017 Dutch Statutory Annual Report, including the 2017 IFRS Statutory Accounts.

life.augmented

STMicroelectronics N.V.

Annual Report 2017

1.    Message from the President and CEO on the financial year 2017

Dear Shareholder,

2017 marked the 30th anniversary of the formation of STMicroelectronics, and one of the Company’s best years in terms of business and financial performance. We achieved our goal of placing ST on a sustainable profitable growth trajectory, with our unique product portfolio that serves a broad range of end markets. Our end market focus is on Industrial, Automotive and Personal Electronics, and our application focus is on Smart Driving and the Internet of Things.

First, we delivered year-over-year total revenues growth of 19.7% with contributions from all of our product groups and geographies. We achieved this impressive growth while maintaining a good balance between our large Original Equipment Manufacturer customers, where we ramped a number of new products, and our more than 100,000 small and mid-sized customers across all markets we serve, supported by our distributors.

Second, we invested for growth in both R&D and manufacturing operations to support the ramp-up of major new programs, while continuing to improve our operating profitability and remaining disciplined on operating expense control.

Third, we continued to provide outstanding support to our customers by supplying them with leading-edge technologies and innovative products and solutions, which are now more and more optimized for specific vertical applications across the markets we serve.

We leveraged our products, proprietary technologies and manufacturing capabilities

In our Automotive and Discrete Group, we delivered year-over-year growth of 8.8%. With our automotive customer base, revenues across all product groups grew about 10% for the full year. The average ST content in a car continues to increase, with up to 1,000 semiconductor components in some premium models.

In the area of safer driving, we achieved substantial growth with Advanced Driver Assistance System (ADAS) components. We started production of the 28nm FD-SOI-based chips for our partner Mobileye’s EyeQ4 vision system for semi-autonomous vehicles; the development of the next generation system, the EyeQ5, is ongoing, with first silicon planned during 2018, and we have started joint work on the next generation which will target fully-autonomous cars. In the area of greener driving, we grew our market share in power components thanks to new designs wins in hybrid and electric vehicle platforms. Our Silicon Carbide products started to generate revenues in 2017 and we see big opportunities from 2018 onwards. Our Power Discrete business had also a robust 2017, with sales up by about 13% and with a strong contribution from automotive applications.

In Microcontrollers and Digital Integrated Circuits, we delivered year-over-year growth of 15.8%. Our Microcontroller business grew about 25%, driven by our market-leading STM32 general-purpose family, of which we shipped one billion units during 2017. This was an impressive achievement, as one year ago our cumulative shipments since 2007 were 2 billion units. A key part of our success with the STM32 family is the development ecosystem built around it, which allows fast and easy access to tools and resources for designers. In 2017, we reinforced this ecosystem further with the acquisition of Atollic, to provide our customers with a full Integrated Development Environment specifically tailored for the STM32 families and the STM32 Nucleo development ecosystem. We also added more tools for the development of IoT systems and added compatibility with the platforms of leading Cloud providers.

Our secure microcontroller solutions and Near Field Communication (NFC) connectivity business showed the benefits of the acquisition of ams’ NFC and RFID reader assets we made in 2016. We announced two new key products, the ST54 and ST53, targeting NFC and secure applications for the mobile and wearable markets. We also made significant inroads with our RFID Readers and NFC controllers in areas such as game consoles, automotive and smart furniture.

In the digital area, we achieved several design wins for advanced digital ASICs in optical and satellite communication systems.

In the fourth quarter of 2017, we regrouped all of ST’s activities in sensors, with the Imaging Product Division now part of the Analog, MEMS and Sensors Group.

Our Analog business performed very well, achieving growth of over 20% year over year. We saw solid progress with our high-end industrial customers, with product families targeting Smart Industry applications; we continued to have success with our smart metering solutions and, more broadly, with our general purpose and high-end analog offering.

Our revenues for MEMS sensors and actuators also grew over 20% year over year. We further developed the business with our high-volume consumer and mobile customer base, thanks to multiple sensor design wins with leading smartphone, wearable and game console makers. We also saw strong growth with our industrial and automotive customers, to whom we shipped over 60% more sensors in 2017 compared to 2016. In this area, we received new business awards for sensors to support assisted driving and, to accelerate growth in industrial applications, we introduced a number of new sensors with 10-year longevity.

In Imaging, 2017 was a year of continued success as revenues grew triple-digit year over year. Our proprietary Time-of-Flight laser-ranging technology gained traction as we released our third-generation sensor. We also successfully ramped up an important Time-of-Flight product and specialized image sensor addressing a 3D sensing application in volume for a major customer. We won a design for a depth-sensing Time-of-Flight solution to support assisted driving with a Tier1 automotive supplier.

Financial performance: another step forward

Full year 2017 net revenues grew 19.7% to $8.35 billion; our gross margin improved to 36.3% from 32.1% in 2016; our operating income was $1,079 million, translating into an operating margin of 12.9%, and net income was $226 million, including the accounting impact of the convertible bonds, which is different from our primary reporting standard (US-GAAP).

Our free cash flow increased year-over-year about 6% to $330 million, even after investing $1.3 billion in capex . We also improved our financial flexibility and strengthened our balance sheet with the successful offering of $1.5 billion of new convertible bonds at an average zero yield, the full settlement of $1.0 billion of convertible bonds issued in 2014 and new credit facilities. Our net financial position at December 31, 2017 was $495 million.

Importantly, during 2017 shareholders received a cash dividend, paid quarterly, of $0.06 per share, totaling $214 million, and we repurchased 18.6 million shares of our common stock for $297 million.

Finally, we were pleased to have the strong improvement in our financial situation recognized with a return to the CAC 40 Index, the primary index of the Paris stock exchange, where we are listed, and with positive re-ratings by credit rating agencies.

2018: Continue to push for sustainable, profitable growth

In 2018, our objective is to continue to drive sustainable and profitable growth building on product leadership, manufacturing excellence and leading-edge proprietary technologies. Subject to your approval at our 2018 Annual General Meeting, the momentum we have achieved will be driven forward by a strong leader who has been working closely with me for many years: ST’s designated President & CEO Jean-Marc Chery. He will be supported by an Executive Committee, made up of very experienced and result-oriented colleagues.

I have every confidence that our company is well positioned to continue to be a market leader in the years to come, thanks to our dedicated employees who are committed to providing solutions that make the world safer, more efficient and more productive: improving life for everyone.

2.     Corporate overview

2.1. History and development of STMicroelectronics

STMicroelectronics N.V. was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

2.2. Strategy & objectives

We are a global leader in the semiconductor market, serving a broad range of customers across different areas. Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends which drive industrial development and affect people’s lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

Our products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter homes, cities, workplaces and factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. We enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

2.3. Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International NV’s Swiss Branch and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

2.4. Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications as well as Subsystems. In addition, we participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) technologies for smart power applications, silicon carbide (“SiC”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated imaging technologies for our imaging solutions. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•	Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators. Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS).

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

“Others” includes items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

2.5. Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage and mass market programs; and establishing regional sales and marketing teams that are fully aligned with our product lines.

We have three regional sales organizations reporting to a global head of Sales & Marketing: EMEA; Americas; and Asia Pacific. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on revenue growth. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is expanding our customer base, which we seek to achieve by adding sales representatives, regional competence centers and improved online customer support.

2.6. Research & Development

Since our formation, we have maintained a solid commitment to innovation. About one-sixth of our employees work in R&D on product design/development and technology and, in 2017, we spent approximately 12.6% of our total revenues on R&D. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer. Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced FD-SOI, CMOS, specialized imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and Smart power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts. We also use silicon foundries, especially for advanced CMOS beyond the 28-nm node that we do not plan to manufacture nor develop internally.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).

We currently own approximately 17,000 patents and pending patent applications, corresponding to approximately 9,600 patent families (each patent family containing all patents originating from the same invention), including over 500 original new patent applications filed in 2017.

2.7. Sustainability

Sustainability has been a guiding principle for ST for more than 20 years. In line with our vision to be everywhere microelectronics make a positive contribution to people’s lives, sustainability is deeply embedded in all of our activities. Our approach to sustainability is expressed at a high level in our Code of Conduct and policies and, in a more operational way, in our sustainability strategy. As a member of the Responsible Business Alliance (RBA), formerly the Electronic Industry Citizenship Coalition, we participate in the collective efforts of the industry to find solutions to our biggest sustainability challenges, such as conflict minerals, health and safety, environmental protection, social issues, and supply chain management. In 2017 we refreshed our sustainability strategy to ensure that we remain focused on the main environmental, economic and social issues for our business and stakeholders. Programs related to these material issues are deployed across all our sites.

Each year we publish a sustainability report, which delivers a comprehensive view of our programs and performance.

We are included in some of the main sustainability indices (FTSE4Good, Euronext Vigeo, ECPI, Ethibel) and recognized by CDP for its environmental management.

Further information on ST’s Sustainability approach can be found at: www.st.com/st-approach-to-sustainability.

3.    Report of the Managing Board

In accordance with Dutch law, our management is entrusted to our Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2017 for a one-year term to expire at the end of our 2018 Annual General Meeting of Shareholders (“AGM”), is currently the sole member of our Managing Board with the function of President and Chief Executive Officer.

3.1. Statement of the sole member of the Managing Board

The sole member of the Managing Board hereby declares that, to the best of his knowledge, the statutory financial statements as at December 31, 2017 and for the year then ended, prepared under Title 9 of Part 2 of The Netherlands Civil Code in accordance with IFRS as adopted by the European Union, provide a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole and the report of the Managing Board includes a true and fair view concerning the position as per the statement of financial position date, the development and performance of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties they face.

Carlo Bozotti,

Sole member of the Managing Board,

President and Chief Executive Officer

3.2. Business overview & performance

3.2.1. Results highlights for the year 2017

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), dynamic random-access memories (DRAMs), optoelectronics devices, flash memories and wireless application specific market products, such as baseband and application processor products).

Based on industry data published by WSTS, semiconductor industry revenues in 2017 increased on a year-over- year basis by approximately 22% and approximately 13% for the TAM and the SAM, to reach approximately $412 billion and $177 billion, respectively.

During 2017 we made significant progress, quarter after quarter, and achieved our goal of placing ST on a sustainable profitable growth trajectory. Our total revenues increased 19.7% compared to 2016, based on strong growth across all product groups and geographies, gross margin expanded 419 basis points, operating margin increased 900 basis points to 12.9%, and net profit improved by $100 million to $226 million.

Our effective average exchange rate was $1.11 for €1.00 for the full year 2017 at the same level as the full year 2016.

Our 2017 gross margin improved 419 basis points to 36.3% from 32.2% in 2016 mainly benefiting from manufacturing efficiencies, better product mix, and improved fab loading partially offset by normal price pressure.

Our operating expenses, comprised of SG&A and R&D expenses, amounted to $2,055 million in 2017, stable compared to $2,058 million in the prior year.

Other income and expenses, net, was $100 million in 2017 compared to $87 million in 2016, mainly due to a positive result on hedging, partially offset by a lower level of R&D grants.

Operating profit in 2017 improved by $808 million to $1,079 million compared to 271 million in 2016, due to higher revenues and improved gross margin.

Finance costs amounted to $777 million in 2017, increasing from $624 million in 2016, and reflect in both years the IFRS accounting of convertible bonds. The 2017 amount includes a cost of $401 million in connection with the settlement of the 2014 convertible bonds and a cost of $323 million for the fair value adjustment of outstanding convertible bonds (compared to $114 million in 2016).

Full year 2017 net profit was $226 million, or $0.24 diluted earnings per share, compared to net profit of $126 million, or $0.14 diluted earnings per share for the full year 2016.

Capital expenditure payments, net of proceeds from sales, followed well our anticipated route to support revenue growth and were $1,298 million during the full year 2017. Full year 2016 capital expenditures, net of proceeds from sales, were $607 million.

During 2017, our net cash increased by $130 million, with net cash from operating activities reaching $1,972 million. During 2017, we paid cash dividends to shareholders totaling $214 million and used $1 billion of cash for the repayment of issued convertible notes, $297 million for the repurchase of common stock, and $119 million for long-term debt repayment. Additionally, in 2017 we issued a $1.5 billion dual tranche offering at 0% of new senior unsecured convertible bonds due in 2022 and 2024.

Our free cash flow, a non GAAP measure, amounted to $330 million in 2017 compared to $312 million in 2016.

3.2.2. Business overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications as well as Subsystems. In addition, we participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our major customers include Apple, Robert Bosch, Cisco, Continental, Hewlett-Packard, Huawei, Nintendo, Samsung, Seagate and Western Digital. Our broad portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers.

3.2.2.1.        Strategy

We are a global leader in the semiconductor market, serving a broad range of customers across different areas. Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends which drive industrial development and affect people’s lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

Our products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter homes, cities, workplaces and factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. We enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

3.2.2.2.        Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past two years.

	2017	2016
France	10,296	9,902
Italy	10,108	9,736
Rest of Europe	884	883
United States	744	741
Mediterranean (Malta, Morocco, Tunisia)	4,616	4,700
Asia	18,820	17,518
Total	45,468	43,480

	2017	2016
Research and Development	7,370	7,533
Marketing and Sales	2,170	2,113
Manufacturing	31,016	29,011
Administration and General Services	2,135	2,098
Divisional Functions	2,777	2,725
Total	45,468	43,480

Our future success will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, as well as on our ability to timely adapt the size and/or profile of our personnel to changing industry needs. Unions are represented at almost all of our manufacturing facilities and at several of our R&D sites. We use temporarily employees if required during production spikes and, in Europe, during summer vacation. We have not experienced any significant strikes or work stoppages in recent years.

3.2.2.3.        Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to our success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

From time to time we collaborate with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts. Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.

3.2.2.4.        Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to over 100,000 customers. We emphasize balance in our product portfolio, in the applications we serve and in the regional markets we address. Our major customers include Apple, Robert Bosch, Cisco, Continental, Hewlett-Packard, Huawei, Nintendo, Samsung, Seagate and Western Digital. Our broad portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers.

3.2.2.5.        Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage and mass market programs; and establishing regional sales and marketing teams that are fully aligned with our product lines.

We have three regional sales organizations reporting to a global head of Sales & Marketing: EMEA; Americas; and Asia Pacific. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on revenue growth. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is expanding our customer base, which we seek to achieve by adding sales representatives, regional competence centers and improved online customer support.

We engage distributors and sales representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours, and fulfill orders and service many of our customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery to the distributor. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Sales representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

We also engage in mass market and online marketing programs, coordinated across our three regions, to provide consistency and coordination of key activities associated with mass market development.

At the request of certain of our customers, we also sell and deliver our products to electronics manufacturing services (EMS) companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition occurs at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

3.2.2.6.        Research and Development in the area of new products

Since our formation, we have maintained a solid commitment to innovation. About one-sixth of our employees work in R&D on product design/development and technology and, in 2017, we spent approximately 12.6% of our net revenues on R&D. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer. Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced FD-SOI, CMOS, specialized imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and smart power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts. We also use silicon foundries, especially for advanced CMOS beyond the 28-nm node that we do not plan to manufacture nor develop internally.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).

We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. The total amount of our R&D expenses in the past two fiscal years was $1,054 million and $1,125 million in 2017 and 2016, respectively, while the total amount of R&D expenses capitalized amounted to $274 million and $273 million in 2017 and 2016, respectively.

3.2.2.7.        Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world.

At the end of 2017, our front-end facilities had a total maximum capacity of approximately 122,000 200 mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300 mm wafer fabrication facility in Crolles, France is optimizing capacity within existing infrastructure to support the production of new technologies.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2017, we purchased approximately 10% of our total silicon production from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2017, we had approximately $684 million in outstanding commitments for purchases of equipment and other assets for delivery in 2018. In 2017, our capital spending, net of proceeds, was $1,298 million compared to $607 million in 2016. In the 2015-2017 period the ratio of capital investment spending to net revenues was about 10.7%.

3.2.2.8.        Intellectual property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property (“IP”) rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 17,000 patents and pending patent applications, corresponding to approximately 9,600 patent families (each patent family containing all patents originating from the same invention), including over 500 original new patent applications filed in 2017.

We believe that our IP represents valuable assets. We rely on various IP laws, confidentiality procedures and contractual provisions to protect our IP assets and enforce our IP rights. To optimize the value of our IP assets, we have engaged in licensing our design technology and other IP, including patents, when consistent with our competitive position and our customers’ interests. We have also entered into broad-scope cross-licenses and other agreements which enable us to design, manufacture and sell semiconductor products using the IP rights of third parties and/or operating within the scope of IP rights owned by third parties.

From time to time, we are involved in IP litigation and infringement claims. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

3.2.2.9.         Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can diminish management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to a time lag when matching manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues partly as a result of the seasonal dynamics for smartphone applications.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2017 with a backlog higher than we had entering 2016. For 2018, we entered the year with a backlog higher than what we had entering 2017.

3.2.2.10.        Competition

Markets for our products are intensely competitive. We compete with major international semiconductor companies and while only a few companies compete with us in all of our product lines, we face significant competition from each of them. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized products, including both chip and board-level products, as well as customers who develop their own products and foundry operations. Some of our competitors are also our customers. We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on factors both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

The semiconductor industry is characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers, which could lead to erosion of our market share, impact our capacity to compete and require us to restructure our operations.

3.2.2.11.        Public Funding

We receive public funding, mainly from French, Italian and European Union governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership structure or country of incorporation. The conditions for the receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Union regulations, royalties or contingent return provisions as well as specifications regarding objectives and results. The approval process for such funding may be quite long, up to several years. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans. We also benefit from tax credits for R&D activities in several countries.

The main programs for R&D in which we are involved include: (i) Pan-European program on Nanoelectronics Technology and Applications (PENTA); (ii) EU R&D projects within Horizon 2020 (the European Union’s research and innovation framework); (iii) Electronic Components and Systems for European Leadership (ECSEL) initiative, which combines all electronics related R&D activities and is operated by joint undertakings formed by the European Union, certain member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan- European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In our role as Coordinator and Project Leader of Nano2017 in France, we were allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. We believe the Nano2017 R&D program strengthened our leadership in key technologies such as FD-SOI (low-power, high-performance processing), imagers and photonic sensors and embedded non-volatile memories. These technologies are at the core of our digital portfolio which includes, among others, microcontrollers, imaging, analog and mixed signal, digital automotive and ASICs. Nano2017 will expire in April 2018. We have no visibility whether a new multi-year program for R&D funding in France or in other countries could be adopted beyond 2017, based on our future R&D plan and available instruments.

3.2.2.12.        Suppliers

We use three primary critical types of suppliers in our business: (i) equipment suppliers, (ii) material suppliers and (iii) external silicon foundries and back-end subcontractors. We also purchase third party licensed technology from a limited number of providers.

In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot occur without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many materials, including silicon and silicon carbide wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price increases. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential materials. Our “multiple sourcing strategy”, our Financial Risk Monitoring (FRISK) as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks.

Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products and from time to time we enter long term commitments with certain of these suppliers.

3.2.2.13.        Environmental Matters

We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions where we operate. Such laws and regulations govern, among other things, the use, storage, discharge and disposal of chemicals and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. We are also required to obtain environmental permits, licenses and other forms of authorization, or give prior notification, in order to operate.

We adopt a rigorous approach to managing our business operations in an environmentally responsible way. Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations. We are certified to be in compliance with quality standard ISO 9001 on a company-wide basis. We implement the highest standards across our manufacturing activities and supply chain. The majority of our sites are ISO 14001 certified and EMAS (Eco Management and Audit Scheme) validated. Furthermore, all of our front-end manufacturing sites are ISO 50001 certified.

We believe that in 2017 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2017, there were no material environmental claims made against us.

3.2.3. Key announcements

On January 25, 2018 we announced that Carlo Ferro, Chief Financial Officer and President Finance, Legal, Infrastructure and Services, informed the Company about his intention to step down from his position concurrently with ST President and CEO Carlo Bozotti’s retirement, which will be effective at the conclusion of our 2018 AGM, to pursue other personal opportunities. Mr. Ferro will remain as President of our Italian affiliate until the end of 2018.

On January 25, 2018 we also announced that our Supervisory Board, in support of the continuity of ST’s strategy, plans and management culture, will propose the appointment of Jean-Marc Chery as Sole Member of the Managing Board at our 2018 AGM. Mr. Chery will also hold the position of President and CEO. Upon the proposal of Mr. Chery, the Supervisory Board approved the establishment of a newly formed Executive Committee which will be chaired by Mr. Chery and assist him with the management of ST. The Executive Committee and the new ST organization will become effective upon the appointment of Mr. Chery as Sole Member of the Managing Board and President and CEO of ST, immediately following the 2018 AGM. The other members of the Executive Committee will be the following:

•	Orio Bellezza, President, Technology, Manufacturing and Quality

•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group

•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer

•	Marco Monti, President, Automotive and Discrete Group

•	Georges Penalver, President, Human Resources and Corporate Social Responsibility

•	Steven Rose, President, Legal Counsel

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group

On December 12, 2017 we announced the acquisition of software development tools specialist Atollic. Atollic is the supplier of TrueSTUDIO®, a professionally-recognized and highly regarded Integrated Development Environment (IDE) for the embedded development community focusing on Arm® Cortex® -M microcontrollers, like ST’s market-leading STM32 family of 32-bit microcontrollers (MCUs).

As a top supplier of 32-bit MCUs with a powerful hardware and software ecosystem that accelerate and facilitate application development, we see the addition of TrueSTUDIO as further strengthening that offering. The acquisition will allow us to guide the future evolution of the rich and advanced features of TrueSTUDIO with the STM32 ecosystem to a fully integrated software solution. We acquired Atollic for a cash payment of $7 million, funded with available cash, and a deferred earn-out contingent on certain conditions, which we currently estimate will be about $1 million.

On November 22, 2017 ST was awarded a position on the 2017 “A” List for water and “A-” List for climate change by CDP, the non-profit global environmental disclosure platform.

On October 11, 2017 we announced that, in accordance with the terms and conditions (the “Conditions”) of our $400 million 1.00 per cent convertible bonds due 2021 (ISIN: XS1083957024, the “Bonds”), we exercised our option under Condition 7(b) of the Bonds to redeem all outstanding Bonds on November 10, 2017 (the Optional Redemption Date referred to in the Conditions) at their principal amount, together with accrued but unpaid interest up to, but excluding, that date.

On September 7, 2017 the Euronext Scientific Board on Indices announced its decision to include ST in the CAC 40 index, the primary index of the Paris stock exchange, where we are listed. This decision took effect after the closing of the Paris Stock Exchange on September 15, 2017.

On August 23, 2017 we published our IFRS 2017 Semi Annual Accounts for the six-month period ended July 1, 2017 on our website and filed them with the Autoriteit Financiële Markten, the Netherlands Authority for the Financial Markets (“AFM”).

On August 7, 2017 we announced the completion of the repurchase of 18.6 million shares of our common stock for a total of $297 million under the share buy-back program announced on June 22, 2017. The repurchased shares are held as treasury shares and used to meet our obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet our obligations arising from share award programs.

On June 22, 2017 we announced the pricing of a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST. The new Convertible Bonds were issued in two tranches, one of $750 million with a maturity of 5 years and one of $750 million with a maturity of 7 years. The offering proceeds, net of costs (including costs in respect of the share buy-back program), will be used for general corporate purposes, including the early redemption of the outstanding $600 million Zero Coupon Convertible Bonds due in 2019 and the future redemption of the outstanding $400 million 1.00% Convertible Bonds due in 2021. We also announced the launch of a share buy-back program of up to 19 million shares for an amount up to $297 million intended to meet obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet obligations arising from share award programs and the early redemption of the 2019 Convertible Bonds.

On June 20, 2017 we announced that all the resolutions were approved at our 2017 AGM. The main resolutions approved by the shareholders were:

•	the adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the AFM on April 27, 2017;

•	the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018 to shareholders of record in the month of each quarterly payment;

•	the appointment of Mr. Frederic Sanchez as a new member of the Supervisory Board, for a three-year term expiring at the 2020 AGM, in replacement of Mr. Didier Lombard whose mandate expired as of the 2017 AGM;

•	the reappointment, for a three-year term expiring at the 2020 AGM, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Jean-Georges Malcor, Alessandro Rivera and Maurizio Tamagnini;

•	the reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board for a one-year term;

•	the approval of a new four-year Unvested Stock Award Plan for Management and Key Employees;

•	the approval of the stock-based portion of the compensation of the President and CEO;

•	the authorization to the Managing Board, for eighteen months following the 2017 AGM, to repurchase shares, subject to the approval of the Supervisory Board; and

•	the delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months.

Following the conclusion of our AGM, the members of the Supervisory Board appointed Mr. Nicolas Dufourcq as the Chairman and Mr. Maurizio Tamagnini as the Vice-Chairman of the Supervisory Board, respectively.

On May 24, 2017 we announced the publication of our 2017 Sustainability Report. The report contains details and highlights of our sustainability strategy and our 2016 performance, in alignment with the United Nations Global Compact Ten Principles and Sustainable Development Goals.

On April 27, 2017 we announced the appointment of Jean-Marc Chery as Deputy CEO, effective July 1, 2017 upon shareholder approval of the reappointment of Carlo Bozotti as the sole member of the Managing Board and President and CEO. In his new role, Mr. Chery holds overall responsibility for Technology and Manufacturing as well as for Sales and Marketing and continues to report to Carlo Bozotti. Starting from July 1, we have begun operating under a new organization and the Executive Team is now composed of:

•	Jean-Marc Chery, Deputy CEO;

•	Orio Bellezza, President, Global Technology and Manufacturing;

•	Marco Cassis, President, Global Sales and Marketing;

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group;

•	Carlo Ferro, Chief Financial Officer and President, Finance, Legal, Infrastructure and Services;

•	Marco Monti, President, Automotive and Discrete Group;

•	Georges Penalver, Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality; and

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

3.2.4. Financial outlook: Capital investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based upon a combination of new products, anticipated higher customer demand in the second half of 2018 and on ongoing strategic initiatives, we forecast our capital investment in 2018 within a range of approximately $1.0 billion to $1.1 billion. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support new products. The most important of our 2018 capital expenditure projects are expected to be for our front-end facilities: (i) in our 300 mm fab in Crolles, to support optimization of production mix on our main high runners technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes, including the SiC technology; and (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate, Italy, as well as the expansion of facilities and the increase of capacity in our 200 mm fabs in Catania, Italy and Singapore, (iv) in Agrate, Italy ground breaking of a 300 mm pilot line supporting the next generation of mixed signal products. The most important 2018 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including SiC technology, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front-end fabs and back-end plants. To accelerate increased capacity in 200 mm in Singapore, we are pursuing the progressive integration of the former Numonyx fab we acquired from Micron in 2017.

We will continue to invest to support revenue growth and new product introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we were allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding. Additionally, a portion of the Nano2017 program is subject to a payback clause (“financial return”), depending on the future accumulated sales for certain products within the scope of the funded program on the period from 2018 to 2023. The financial return corresponds to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. Based on current visibility, we estimate the return rate to reach 108%, resulting in a liability of $33 million as of December 31, 2017.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

3.2.5. Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2017, our net cash increased by $130 million, due to the net cash from operating activities exceeding the net cash used in investing and financing activities.

The components of our cash flow for the last two years are set forth below:

In millions of USD	2017	2016
Net cash from operating activities	1,972	1,312
Net cash used in investing activities	(1,741)	(1,000)
Net cash from (used in) financing activities	(127)	(436)
Effect of change in exchange rates	26	(18)
Net cash increase (decrease)	130	(142)

Net cash from operating activities

Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2017 was $1,972 million, increasing compared to $1,312 million in the prior year, mainly benefitting from higher net income adjusted for non-cash items.

Net cash used in investing activities

Investing activities used $1,741 million of cash in 2017, increasing from $1,000 million in the prior year, mainly due to payments for the purchase of tangible and intangible assets. Payments for purchase of tangible assets, net of proceeds, totaled $1,298 million, compared to $607 million in 2016. In addition, in 2017 $99 million were used for the purchase of marketable securities, while in 2016, $78 million were used for the payment for business acquisition.

Net cash from (used in) financing activities

Net cash used in financing activities was $127 million for 2017, compared to the $436 million used in 2016. The 2017 amount included $1.5 billion proceeds from the issuance of senior unsecured convertible bonds issued in July 2017, $1 billion of cash used to repay the senior unsecured convertible bond issued in 2014 nominal value, $297 million used for the share buyback and $214 million in cash dividends paid to stockholders compared to $251 million paid in 2016.

Free cash flow (non GAAP measure)

Free Cash Flow, which is a non GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

Free Cash Flow was positive $330 million in 2017, compared to positive $312 million in 2016.

Financial position

Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash, cash equivalents and quoted debt securities, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our statement of financial position. Net Financial Position is a non GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and quoted debt securities, and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position has been determined from our statement of financial position as follows:

In millions of USD	December 31, 2017
Cash and cash equivalents	1,759
Government bonds issued by the U.S. Treasury	431
Total financial resources	2,190
Funding program loans from European Investment Bank	(401)
Dual tranche senior unsecured convertible bonds	(1,272)
Other funding programs and other long-term loans	(22)
Total financial debt	1,695
Net financial position	495

The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $166 million remained outstanding as of December 31, 2017. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $235 million is outstanding as of December 31, 2017.

In August 2017, the Company signed a new medium term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of December 31, 2017, no amount was drawn as part of this new credit facility.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $580 million (2016: $558 million).

Our long term debt contains standard conditions, but does not impose minimum financial ratios.

In the second quarter of 2017, we issued a redemption notice to inform bondholders of the early redemption of our Tranche A bonds in July 2017. As a consequence, bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A bonds. We early redeemed the remaining amount of $2 million in cash. Each conversion exercised by the bondholders was net-share settled at our election. As a result, we settled $600 million in cash and approximately 13.0 million shares from our treasury shares. The consideration transferred in shares was a non-cash item and, as such, was not reported in our consolidated statement of cash flows for the year ended December 31, 2017.

Between September 13, 2017 and October 10, 2017, bondholders exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds. On October 11, 2017, we issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B bonds on November 10, 2017. As a consequence, bondholders exercised their conversion rights for $59 million nominal value on the remaining $60 million of the Tranche B bonds. We early redeemed the remaining $1 million in cash. As we elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, we settled $400 million in cash and approximately 13.7 million shares from our treasury shares. The consideration transferred in shares was a non-cash item and, as such, was not reported in our consolidated statement of cash flows for the year ended December 31, 2017.

On July 3, 2017, we issued $1,500 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due in 2022 and 2024, respectively. The Tranche A bonds were issued at 101.265% as zero-coupon bonds while the Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with positive outlook; Moody’s: “Baa3” with stable outlook; Fitch: “BBB-” with positive outlook. On February 28, 2017, Fitch affirmed our senior unsecured rating of BBB and revised the outlook from stable to positive. On November 16, 2017, Moody’s upgraded our rating from Ba1 positive outlook to Baa3 stable outlook. On November 20, 2017, S&P Global Ratings affirmed our “BBB-” Foreign Currency LT credit rating. At the same time the rating agency revised the outlook to positive from stable.

3.2.6. Financial risk management

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. See note 7.6.35 of the Consolidated Financial Statements for further information.

Our financial risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by our CFO, steers treasury activities and ensures compliance with our corporate policies, which define appropriate procedures, objectives and controls, including the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with our operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Foreign exchange risk

We conduct our business on a global basis in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial transactions.

Cash flow and fair value interest rate risk

Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Credit risk

We select banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major rating agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, we use these ratings. Otherwise, if there is no independent rating, we assess the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2017 and 2016, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash equivalents and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash provided from operating activities.

3.3. Risk management and Internal control

3.3.1. Risk Management

3.3.1.1.         Our Risk Management approach

As a multi-national listed semiconductor company, we take, and are therefore exposed to, risks. We consequently take appropriate steps to identify, manage and monitor such risks.

We have implemented an Enterprise Risk Management (ERM) process aligned with the guidelines of the ISO 31000 standard to systematically identify, analyze, assess, prioritize, mitigate and monitor our risks within a 5-year time horizon.

Our ERM process has two key purposes:

•	to maintain a holistic management system for systematically identifying, evaluating, and treating risks; and

•	to seize opportunities to achieve the Company’s objectives and enable continuous sustainable growth.

Our ERM governance is described in the following chart:

Our ERM process is managed by our Chief Audit & Risk Executive under the direct responsibility of our Managing Board and the oversight of our Supervisory Board. The content of this oversight role is detailed in our Supervisory Board Charter.

Our ERM process applies a holistic approach, addressing top-down (Company-level) and bottom-up (organization-level) perspectives. It is built on a comprehensive risk universe, comprising generic risk areas that allow consolidated and comparative analysis across ST. The process is implemented as described in the following chart.

Each risk, whether identified and managed at Corporate (top-down) or ST Organizations (bottom-up) level, is assessed against potential impact, likelihood of occurrence and room for improvement criteria, allowing us to select “Priority risks” to be treated through specific action plans monitored by our management and our Supervisory Board in the case of risks addressed at Corporate level.

3.3.1.2.        Risk appetite

Risk management activities conducted as part of the ERM process are governed by our risk appetite, which has been discussed at Supervisory Board / Audit Committee levels.

Risk appetite is defined as the amount and type of risk that we are willing to pursue or retain in the pursuit of our objectives. Our risk appetite depends on the nature of risks.

Risks pertaining to

•	Environment, Health & Safety,

•	Product quality,

•	Ethics, regulatory and compliance,

represent risks that we strive to eliminate or mitigate to the lowest possible level through well-designed and effective internal controls.

For other risk categories, we determine, on a regular basis, the amount of risk we are willing to pursue or retain, depending on associated expected rewards, opportunities, and cost of risk optimization.

3.3.1.3.        Risk Factors

Below is a list of the main risks factors we believe are related to the semiconductor industry and specifically related to our operations, which may affect our results and performance of STMicroelectronics and the ability of our management to predict the future:

Risks Related to the Semiconductor Industry which Impact Us

The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.

The semiconductor industry is cyclical and has been subject to significant downturns from time to time, as a result of global economic conditions as well as industry-specific factors, such as built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. Downturns are typically characterized by reduction in overall demand, accelerated erosion of selling prices, reduced revenues and high inventory levels, any of which could result in a significant deterioration of our results of operations. Such macroeconomic trends typically relate to the semiconductor industry as a whole rather than to the individual semiconductor markets to which we sell our products. To the extent that industry downturns are concurrent with the timing of new increases in production capacity or introduction of new advanced technologies in our industry, the negative effects on our business from such industry downturns may also be more severe. We have experienced revenue volatility and market downturns in the past and expect to experience them in the future, which could have a material adverse impact on our results of operations and financial condition.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, and, in turn, to estimate requirements for production capacity. If our markets, major customers or certain product designs or technologies do not perform as well as we have anticipated, we risk unused capacity charges, write-offs of inventories and losses on products, and we could be required to undertake restructuring measures that may involve significant charges to our earnings. Furthermore, during certain periods, we have also experienced increased demand in certain market segments and product technologies, which has led to a shortage of capacity, an increase in the lead times of our delivery to customers and, in certain instances, being required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements.

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements. Furthermore, the competitive environment of the industry has resulted, and is expected to continue to result, in vertical and horizontal consolidation among our suppliers, competitors and customers, which may lead to erosion of our market share, impact our ability to compete and require us to restructure our operations.

We compete in different product lines to various degrees on certain characteristics, for example, price, technical performance, product features, product design, product availability, process technology, manufacturing capabilities and sales and technical support. Given the intense competition in the semiconductor industry, if our products do not meet market requirements based on any of these characteristics, our business, financial condition and results of operations could be materially adversely affected. Our competitors may have a stronger presence in key markets and geographic regions, greater name recognition, larger customer bases, greater government support and greater financial, research and development, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to changes in the business environment, to new or emerging technologies and to changes in customer requirements.

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers. Consolidation in the semiconductor industry could erode our market share, negatively impact our ability to compete and require us to increase our R&D effort and/or restructure our operations.

We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments, including as a result of curtailment of trade and other business restrictions, financial market volatility, military conflict, civil unrest and/or terrorist activities, as well as natural events such as severe weather, health risks or epidemics.

We, and the semiconductor industry as a whole, are significantly impacted by global, regional and local environments. Changes in, and uncertainty about, economic, political, legal, regulatory and social conditions pose a risk as consumers and businesses may postpone spending in response to factors such as curtailment of trade and other business restrictions, financial market volatility, interest rate fluctuations, shifts in inflationary and deflationary expectations, lower capital and productivity growth, unemployment, negative news, declines in income or asset values and/or other factors. Such global, regional and local conditions could have a material adverse effect on customer and end-market demand for our products, thus materially adversely affecting our business and financial condition.

Protectionist measures, laws or governmental policies may encourage our customers to relocate their manufacturing capacity or supply chain to their own respective countries or require their respective contractors, subcontractors and relevant agents to do so, which could impair our ability to sustain our current level of productivity and manufacturing efficiency.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:

•	instability of foreign governments, including the threat of war, military conflict, civil unrest, regime changes, mass migration and terrorist attacks;

•	natural events such as severe weather, earthquakes and tsunamis;

•	epidemics such as disease outbreaks, pandemics and other health related issues;

•	complex and varying government regulations and legal standards, particularly with respect to export control regulations and restrictions, customs and tax requirements, data privacy, intellectual property and anti-corruption; and

•	changes in, or uncertainty about, laws, regulations (including executive orders) and policies affecting trade and investment, including following Brexit and including through the imposition of trade and travel restrictions, government sanctions, local practices which favor local companies and constraints on investment;

•	differing practices of regulatory, tax, judicial and administrative bodies, including with regards to the interpretation of laws, governmental approvals, permits and licenses.

Risks Related to Our Operations

Market dynamics have driven, and continue to drive us, to a strategic repositioning.

In recent years, we have undertaken several initiatives to reposition our business, both through divestitures and investments. Our strategies to improve our results of operations and financial condition have led us, and may in the future lead us, to acquire businesses that we believe to be complementary to our own, or to divest ourselves of or wind down activities that we believe do not serve our longer term business plans. Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition, obtain approval by our shareholders and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to compete and to identify the activities in which we should no longer engage, obtain the relevant approvals pursuant to our governance process and then determine and execute appropriate methods to divest of them.

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required. Furthermore, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions or dispositions, will be successful and will not result in impairment, restructuring charges and other related closure costs.

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results and financial condition, including: we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all; and we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses. There can be no assurance that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions or divestitures may negatively impact our financial position, including our ability to pay a dividend, and credit rating and we could be required to raise additional funding.

Other risks associated with acquisitions include: assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; potential inaccuracies in the financials of the business acquired; and our ability to retain customers of an acquired entity or business. Identified risks associated with divestitures include: loss of activities and technologies that may have complemented our remaining businesses or operations; and loss of important services provided by key employees that are assigned to divested activities.

Our high fixed costs could adversely impact our results.

Our operations are characterized by high fixed or other costs which are difficult to reduce, including costs related to manufacturing, particularly as we operate our own manufacturing facilities, and the employment of our highly skilled workforce. When demand for our products decreases, competition increases or we fail to forecast demand accurately, we are driven to reduce prices and we are not always able to decrease our total costs in line with resulting revenue declines. As a result, the costs associated with our operations may not be fully absorbed, leading to unused capacity charges, higher average unit costs and lower gross margins, adversely impacting our results.

Our capital needs are high compared to those competitors who do not manufacture their own products and we may need additional funding in the coming years to finance our investments, to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

As a result of our choice to maintain control of a large portion of our manufacturing technologies and capabilities, we may require significant capital expenditure to maintain or upgrade our facilities in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market, customer requirements and capacity utilization. These capital expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities or purchase or build new facilities. There can be no assurance that future market demand and products required by our customers will meet our expectations. We also may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to complement or expand our existing business. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business and results of operations.

The foregoing may require us to secure additional financing, including through the issuance of debt, equity or both. The timing and the size of any new share or bond offering would depend upon market conditions as well as a variety of other factors. In addition, the capital markets may from time to time offer terms of financing that are particularly favorable. We cannot exclude that we may access the capital markets opportunistically to take advantage of market conditions. Any such transaction or any announcement concerning such a transaction could materially impact the market price of our common shares. If we are unable to access capital on acceptable terms, this may adversely affect our business and results of operations.

Our financial results can be affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.

Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major portion of our revenues, while, more importantly, we incur a limited portion of our revenue and a significantly higher portion of our costs in currencies other than the U.S. dollar. A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations, such as the Singapore dollar) could result in a favorable impact, net of hedging, on our net income in the case of an appreciation of the U.S. dollar, or a negative impact, net of hedging, on our net income if the U.S. dollar depreciates relative to these currencies, in particular with respect to the Euro.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the cost of sales, the majority of the R&D expenses and certain SG&A expenses located in the Euro zone. We also hedge certain manufacturing costs, included within the cost of sales, denominated in Singapore dollars. There can be no assurance that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs and/or operating expenses when translated into our U.S. dollar-based accounts.

We depend on collaboration with other semiconductor industry companies, research organizations, universities, customers and suppliers to further our R&D efforts, and our business and prospects could be materially adversely affected by the failure or termination of such alliances.

Our success depends on our ability to introduce innovative new products and technologies to the marketplace on a timely basis. In light of the high levels of investment required for R&D activities, we depend in certain instances on collaborations with other semiconductor industry companies, research organizations, universities, customers and suppliers to develop or access new technologies.

Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities. However, there can be no assurance that our collaboration efforts will be successful and allow us to develop and access new technologies in due time, in a cost-effective manner and/or to meet customer demands. If a particular collaboration terminates before our intended goals are accomplished we may incur additional unforeseen costs, and our business and prospects could be adversely affected. Furthermore, if we are unable to develop or otherwise access new technologies, whether independently or in collaboration with another industry participant, we may fail to keep pace with the rapid technology advances in the semiconductor industry, our participation in the overall semiconductor industry may decrease and we may also lose market share.

We receive public funding, and a reduction in the amount available to us or demands for repayment could increase our costs and impact our results of operations.

To support our proprietary R&D for technology investments and investments in cooperative R&D ventures, we have in the past benefited and expect to continue to benefit in the future from public funding, mainly from French, Italian and European Union governmental entities. The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D costs, this could have a material adverse effect on our business. Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive, this could increase the net costs for us to continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.

Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next. These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced.

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and on our ability to retain existing customers and attract new ones. A market decline in any of these industries, our inability to retain and attract customers, or customer demand for our products which differs from our projections, could have a material adverse effect on our results of operations.

The demand for our products depends significantly on the demand for our customers’ end products. Growth of demand in the industries and segments into which our products are sold fluctuates significantly and is driven by a variety of factors, including consumer spending, consumer preferences, the development and acceptance of new technologies and prevailing economic conditions. Changes in our customers’ markets and in our customers’ respective shares in such markets could result in slower growth and a decline in demand for our products. In addition, if projected industry growth rates do not materialize as forecasted, our spending on process and product development ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon our ability to retain existing customers. Our existing customers’ product strategy may change from time to time and/or product specifications may change on short-time product life cycles and we have no certainty that our business, financial position and results of operations will not be affected. Our business is also dependent upon our ability to attract new customers. There can be no assurance that we will be successful in attracting and retaining new customers, or in adequately projecting customer demand for our products. Our failure to do so could materially adversely affect our business, financial position and results of operations.

Disruptions in our relationships with any one of our key customers or distributors, and/or material changes in their strategy or financial condition or business prospects, could adversely affect our results of operations.

A substantial portion of our sales is derived from a limited number of customers and distributors. There can be no assurance that our customers or distributors will continue to book the same level of sales with us that they have in the past, will continue to succeed in the markets they serve and will not purchase competing products over our products. Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own market positions may vary considerably. In recent years, some of our customers have vertically integrated their businesses. Such vertical integrations may impact our business. Our relationships with the newly formed entities could be either reinforced or jeopardized by the integration. If we are unable to maintain or increase our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations could be materially adversely affected. Certain of our products are customized to our customers’ specifications. If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers.

Our operating results can also vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions and equity investments, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results can vary significantly due to impairment of goodwill, other intangible assets and equity investments booked pursuant to acquisitions, joint venture agreements and the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill and other intangibles registered in our Consolidated Balance Sheets.

We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others.

We depend on patents and other IP rights to protect our products and our manufacturing processes against misappropriation by others. The process of seeking patent protection can be long and expensive, and there can be no assurance that that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective IP protection may be unavailable or limited in some countries. Our ability to enforce one or more of our patents could be adversely affected by changes in patent laws, laws in certain foreign jurisdictions that may not effectively protect our intellectual property rights or by ineffective enforcement of laws in such jurisdictions. Competitors may also develop technologies that are protected by patents and other IP and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without concern of infringing patents held by such competitors. We may not in the future be able to obtain such licenses or other rights to protect necessary IP on favorable terms for the conduct of our business, and such failure may adversely impact our results of operations. Such cross-license agreements expire from time to time and there is no assurance that we can or we will extend them.

We have from time to time received, and may in the future receive, communications alleging possible infringement of third party patents and other IP rights. Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents and other IP rights. IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

The outcome of IP litigation is inherently uncertain and may divert the efforts and attention of our management and other specialized technical personnel. Such litigation can result in significant costs and, if not resolved in our favor, could materially and adversely affect our business, financial condition and results of operations.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could cause a material adverse effect on our results.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could have a material adverse effect on our results. Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently receive certain tax benefits or benefit from net operating losses cumulated in prior years in some countries, and these benefits may not be available in the future due to changes in the local jurisdictions or credits on net operating losses being no longer available due to either full utilization or expiration of the statute of limitations in such jurisdictions. As a result, our effective tax rate could increase and/or our benefits from carrying forward net operating losses could affect our deferred tax assets in certain countries in the coming years. In addition, the acquisition or divestiture of businesses in certain jurisdictions could materially affect our effective tax rate.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. The recorded amount of total deferred tax assets could be reduced, resulting in a loss in our Consolidated Statement of Income, a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business condition or in management’s plans or due to other factors, such as changes in tax laws and regulations. For example, as of and for the year ended December 31, 2017, in connection with recent change in U.S. tax law we re-evaluated our deferred tax assets and recorded a charge of $46 million.

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. We are also subject to tax audits in certain jurisdictions. There can be no assurance that we will be successful in resolving potential tax claims that result from these audits, which could result in material adjustments in our tax positions. We book provisions on the basis of the best current understanding; however, we could be required to book additional provisions in future periods for amounts that cannot currently be assessed. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our consolidated income statement and our financial position.

Our operating results depend on our ability to obtain quality supplies on commercially reasonable terms. As we depend on a limited number of suppliers for materials, equipment and technology, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms. Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region. We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future. Although supplies for the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials may increase due to market pressures and we may not be able to pass on such cost increases to our customers.

We also purchase semiconductor manufacturing equipment and third party licensed technology from a limited number of suppliers and providers and, because such equipment and technology are complex, it is difficult to replace one supplier or provider with another or to substitute one piece of equipment or type of technology for another. In addition, suppliers and providers may extend lead times, limit our supply, increase prices or change contractual terms related to certain manufacturing equipment and third party licensed technology, any of which could adversely affect our results. Furthermore, suppliers and technology providers tend to focus their investments on providing the most technologically advanced equipment, materials and technology and may not be in a position to address our requirements for equipment, materials or technology of older generations. Although we work closely with our suppliers and providers to avoid such shortages, there can be no assurance that we will not encounter these problems in the future.

Consolidation among our suppliers or vertical integration among our competitors may limit our ability to obtain sufficient quantities of materials, equipment and/or technology on commercially reasonable terms. In certain instances we may be required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements. If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate or too costly, our results of operations could be adversely affected.

If our external silicon foundries or back-end subcontractors fail to perform, this could adversely affect our business prospects.

We currently use external silicon foundries and back-end subcontractors for a portion of our manufacturing activities. If our external silicon foundries or back-end subcontractors are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Likewise, if we are unable to meet our commitments to silicon foundries and back-end subcontractors, our results of operations could suffer. Prices for these services also vary depending on capacity utilization rates at our external silicon foundries and back-end subcontractors, quantities demanded and product and process technology. Such outsourcing costs can vary materially and, in cases of industry shortages, they can increase significantly, negatively impacting our business prospects.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously modified or maintained in an effort to improve yields and product performance and lower the cost of production. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in scrap. As system complexity and production changes have increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. There can be no assurance that that we will not experience bottlenecks or production, transition or other difficulties in the future.

We may experience quality problems from time to time that can result in decreased sales and operating margin and product liability or warranty claims.

We sell complex products that may not in each case comply with specifications or customer requirements, or may contain design or manufacturing defects, that could cause personal injury, property damage or security risks that could be exploited by unauthorized third parties hacking, corrupting or otherwise obtaining access to our products, including the software loaded thereon by us, our suppliers or our customers. Although our general practice is to contractually limit our liability to the repair, replacement or refund of defective products, we occasionally agree to contractual terms with key customers in which we provide extended warranties and accordingly we may face product liability, warranty, delivery failure, and/or other claims relating to our products that could result in significant expenses relating to compensation payments, product recalls or other actions related to such extended warranties and/or to maintain good customer relationships, which could result in decreased sales and operating margin and other material adverse effects on our business. Costs or payments we may make in connection with warranty and other claims or product recalls may adversely affect our results of operations. There can be no assurance that we will be successful in maintaining our relationships with customers with whom we incur quality problems. Furthermore, if litigation occurs we could incur significant costs and liabilities to defend ourselves against such claims and, if damages are awarded against us, there can be no assurance that our insurance policies will be available or adequate to protect us against such claims.

Our computer systems, including hardware, software and information, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business.

We have, from time to time, experienced attempts by others to gain unauthorized access to our computer systems and networks. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers and providers of third party licensed technology, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of sensitive or confidential data, including personal information and intellectual property, system disruptions, and denial of service. The attempts to breach our systems and gain unauthorized access to our information technology systems are becoming increasingly more sophisticated. These attempts may include covertly introducing malware to our computers, including those in our manufacturing operations, and impersonating unauthorized users, among others. For instance, employees and former employees, in particular former employees who become employees of our competitors or customers, may misappropriate, use, publish or provide to our competitors or customers our intellectual property and/or proprietary or confidential business information. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting and strengthening our security measures. We continue to increase the amount we allocate to implementing, maintaining and/or updating security systems to protect data and infrastructure and to raising security awareness among those having access to our systems, but these security measures cannot provide absolute security. We regularly evaluate our IT systems to make enhancements and periodically implement new or upgraded systems. Any delay in the implementation of, or disruption in the transition to different systems could adversely affect our ability to record and report financial and management information on a timely and accurate basis. In addition, a miscalculation of the level of investment needed to ensure our technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in our business should the software, hardware or maintenance of such items become out-of-date or obsolete. We may also be adversely affected by security breaches related to our equipment providers and providers of third party licensed technology. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Additionally, cyberattacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

The theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased security costs or costs related to defending legal claims. Global privacy legislation, including various EU regulations and directives regulating data privacy and security, such as the GDPR, and the transmission of content using the Internet involving residents of the EU, enforcement, and policy activity in this area are rapidly expanding and creating a complex compliance regulatory environment. In particular, the requirements of the GDPR will impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels. Costs to comply with and implement these privacy-related and data protection measures could be significant. In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others.

Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental, health and safety laws and regulations or because of damage to the environment.

We are subject to environmental, health and safety laws and regulations that govern various aspects, including the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our operations. Compliance with such laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities.

Loss of key employees could hurt our competitive position.

Our success depends to a significant extent upon our key executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests. In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.

We have been informed that as of December 31, 2017, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

We have been informed that ST Holding’s shareholders, each of which is ultimately controlled by the French or Italian government, are party to a shareholders agreement (the “STH Shareholders Agreement”), which governs relations between them. We are not a party to the STH Shareholders Agreement. The STH Shareholders Agreement includes provisions requiring the unanimous approval by the shareholders of ST Holding before ST Holding can vote its shares in our share capital, which may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the (political) interests of ST Holding’s shareholders, on the other hand. Our ability to issue new shares or other securities giving access to our shares may be limited by ST Holding’s desire to maintain its shareholding at a certain level and our ability to buy back shares may be limited by ST Holding due to a Dutch law requiring one or more shareholders acquiring 30% or more of our voting rights to launch a tender offer for our outstanding shares.

The STH Shareholders Agreement also permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at any time, thereby reducing the current level of their respective indirect interests in our common shares. Sales of our common shares or the issuance of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of other factors.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement in place with an independent foundation, whereby the foundation can acquire preference shares in the event of actions which the board of the independent foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our general meeting of shareholders, subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase. Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and our investors’ ability to realize any potential change of control premium.

Any decision to reduce or discontinue paying cash dividends to our shareholders could adversely impact the market price of our common shares.

On an annual basis, our Supervisory Board, upon the proposal of the Managing Board, may propose the distribution of a cash dividend to the general meeting of our shareholders. See “Item 8. Dividend Policy.” Any reduction or discontinuance by us of the payment of cash dividends at historical levels could cause the market price of our common shares to decline.

We are required to prepare financial statements under IFRS and we also prepare Consolidated Financial Statements under U.S. GAAP, and such dual reporting may impair the clarity of our financial reporting.

We use U.S. GAAP as our primary set of reporting standards. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our stakeholders and potential investors with a clear understanding of our financial performance. As we are incorporated in The Netherlands and our shares are listed on Euronext Paris and on the Borsa Italiana, we are subject to EU regulations requiring us to also report our results of operations and financial statements using IFRS.

As a result of the obligation to report our financial statements under IFRS, we prepare our results of operations using both U.S. GAAP and IFRS, which are currently not consistent. Such dual reporting can materially increase the complexity of our financial communications. Our financial condition and results of operations reported in accordance with IFRS will differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could give rise to confusion in the marketplace.

There are inherent limitations on the effectiveness of our controls.

There can be no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation. Projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

Because we are subject to the corporate law of The Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in The Netherlands. The rights of our investors and the responsibilities of members of our Managing and Supervisory Boards under Dutch law are not as clearly established as under the rules of some U.S. jurisdictions. Therefore, U.S. investors may have more difficulty in protecting their interests in the face of actions by our management, members of our Managing and Supervisory Boards or our controlling shareholders than U.S. investors would have if we were incorporated in the United States.

Our executive offices and a substantial portion of our assets are located outside the United States. In addition, ST Holding and most members of our Managing and Supervisory Boards are residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for shareholders to effect service within the United States upon us, ST Holding, or members of our Managing or Supervisory Boards. It may also be difficult or impossible for shareholders to enforce outside the United States judgments obtained against such persons in

U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States. This could be true in any legal action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult or impossible for shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon U.S. securities laws.

We have been advised by Dutch counsel that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force in the Netherlands, but has not entered into force in the United States. As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to The Netherlands court the final judgment that has been rendered in the United States. If The Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures that are in accordance with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging) have been observed, the court in The Netherlands would, under current practice, in principle give binding effect to the final judgment that has been rendered in the United States unless such judgment contradicts The Netherlands’ public policy and provided that the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

3.3.1.4.        Risks having had a significant impact during the past financial year

In 2017, no single risk event had a negative material impact on the company’s financial results. From a people standpoint, we deplore two fatalities on our sites.

3.3.2. Internal Control

Our Managing Board is responsible for ensuring that we comply with all applicable legislation and regulations. As such, under the guidance of our CFO, we have established and implemented our internal financial risk management and control systems. These controls and procedures are based on the identification of external and internal risks factors that could influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

We regularly evaluate the effectiveness of our internal controls and procedures and correspondingly advise our Audit Committee the results of such evaluations, any changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting are disclosed to our external auditors and to our Audit Committee.

We have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted corporate policies and operating procedures to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field. We have over two hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.

We have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at annually our Audit Committee

Based on the outcome of the aforementioned measures, the Managing Board states that to the best of its knowledge: (i) the internal risk management and control systems in place provide a reasonable assurance that STMicroelectronics’ financial reporting does not include any errors of material importance as of and for the 2017 financial year; (ii) in relation to STMicroelectronics’ financial reporting these systems operated effectively during 2017; (iii) it is justified that the financial reporting is prepared on a going concern basis; and (iv) the report states those material risks and uncertainties that are relevant to the expectation of the Company’s continuity for the period of twelve months after the preparation of the report.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee during 2017 (in accordance with best practice provision 1.4.1 of the 2016 Dutch Corporate Governance Code).

4.    Report of the Supervisory Board

The supervision of the policies and actions of our Managing Board is entrusted to our Supervisory Board, which, in a two-tier corporate structure under Dutch law, is a separate body and fully independent from our Managing Board. In fulfilling their duties under Dutch law, our Supervisory Board members serve the best interests of ST and its business, taking into consideration the interests of all ST shareholders and other stakeholders.

Our Supervisory Board supervises and advises our Managing Board in performing its management tasks and setting the direction of our affairs and business. Among other matters our Supervisory Board supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the General Meeting of Shareholders.

The members of our Supervisory Board are carefully selected based on their combined experience, expertise, knowledge, as well as the business in which we operate. Our Supervisory Board is empowered to recommend to the General Meeting of Shareholders people to be appointed as members of our Supervisory Board and our Managing Board.

In performing its duties, our Supervisory Board is advised and assisted by the following committees: the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees all report to our Supervisory Board. Only members of the Supervisory Board can be committee members.

Our Supervisory Board has determined, based on the evaluation of an ad-hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of its consolidated subsidiaries, or its management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders. As a result we have deviated from the independence criteria as included in best practice provision 2.1.7 of the 2016 Dutch Corporate Governance Code, specifically item f of such best practice provision, which states that a supervisory board member is not independent if he/she (or his/her registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law) is a member of the management board — or is a representative in some other way — of a legal entity which holds at least 10% of our shares, unless such entity is a member of our Group. We do however comply with corporate governance listing standards of the NYSE.

Our Supervisory Board also adopted specific bars to independence. On that basis, our Supervisory Board concluded that all members qualify as independent based on the criteria set forth above.

The Supervisory Board is pleased to report on its Committees and its various activities in 2017.

4.1. Composition of the Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board, the manner in which the Managing Board implements the long-term value creation strategy and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our AGM upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our AGM concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

Our Supervisory Board was composed of the following nine members as of December 31, 2017:

Name	Position	Year First Appointed	Term Expires	Nationality	Gender	Age
Nicolas Dufourcq	Chairman	2015	2018	French	Male	54
Maurizio Tamagnini	Vice Chairman	2014	2020	Italian	Male	52
Janet Davidson	Member	2013	2019	American	Female	61
Heleen Kersten	Member	2014	2020	Dutch	Female	52
Jean-Georges Malcor	Member	2011	2020	French	Male	61
Salvatore Manzi	Member	2016	2019	Italian	Male	46
Alessandro Rivera	Member	2011	2020	Italian	Male	47
Frédéric Sanchez(1)	Member	2017	2020	French	Male	57
Martine Verluyten	Member	2012	2018	Belgian	Female	66
(1)	Mr. Sanchez was appointed as a member of our Supervisory Board on June 20, 2017.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semiannual and annual accounts and their release. In 2017, the average attendance rate for the meetings of our Supervisory Board was 94.3%. Our Supervisory Board has adopted a Supervisory Board Charter, which is available on our website (www.st.com).

Our Supervisory Board may make a proposal to our AGM for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office. Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our AGM. Certain of our Supervisory Board members are proposed by and may retain certain relationships with our direct or indirect shareholders represented through our major shareholder.

Biographies

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015 and its Chairman since June 2017. He serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary. After joining the Capgemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement), which is indirectly controlled by the French Government and is one of the indirect shareholders of ST Holding. Mr. Dufourcq is also a member of the Supervisory Board of Euler Hermes Group and Orange Group.

Maurizio Tamagnini has been a member of our Supervisory Board since June 2014 and has been its Vice Chairman since June 2017. He was the Supervisory Board’s Chairman from 2014 until June 2017. Mr. Tamagnini serves on our Supervisory Board’s Nominating and Corporate Governance Committee, Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer of FSI Sgr Spa, an asset management company participated, with a significant stake, among others, by Cassa depositi e prestiti Spa (CDP), which is 82.7% controlled by the Italian Government. FSI Sgr Spa manages FSI Mid-Market Growth Equity Fund, a private equity closed-end fund with approximately €1.2 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential. He is nonexecutive Chairman of FSI Investimenti Spa, which is controlled 77% by CDP. Until 31 March 2016, Mr. Tamagnini was Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (now CDP Equity Spa), an investment company sponsored by CDP. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive

Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Until 21 April 2016, he was Chairman of the Joint Venture between CDP Equity and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. Mr. Tamagnini is also a member of the Advisory Board of RDIF (the Russian Direct Investment Fund) and of BIDMC Harvard Medical School. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is also a member of the board of directors of Millicom since April 2016. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten was a supervisory board member of the Dutch listed bank Van Lanschot N.V. until May 2015 and the Chairman of the supervisory board of the Dutch private equity firm Egeria Investment B.V. until April 2016. She is currently a supervisory board member of the Rijksmuseum (Stichting Het Rijksmuseum), since 2015. She is also a board member of the Foundation Donors of the Royal Concertgebouw Orchestra (Stichting Donateurs Koninklijk Concertgebouworkest), since 2010. Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. He serves on our Supervisory Board’s Audit Committee. Mr. Malcor is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group.

Salvatore Manzi has been a member of our Supervisory Board since May 2016. He serves on our Supervisory Board’s Compensation Committee and Strategic Committee. Mr. Manzi is the founder and CEO of Ovidio Tech S.r.l., an Italian holding company investing in a wide range of activities (including in the IT, IoT, security, film production, and biomedical fields). The main company in the Ovidio group is Schema31 S.p.A., a company providing innovation service as a business process outsourcer for public administrations and large private customers, of which Mr. Manzi is the founder and, since 2007, has been the managing director. During the course of his professional career, Mr. Manzi directed several Italian software companies, where he was responsible for ICT projects in the areas of enterprise management, finance and control, training and R&D. A primary player in one of the major SAP projects in Italy (Rete Ferroviaria Italiana — RFI SpA), Mr. Manzi carries a multi-year international executive management experience in the direction of R&D operations and enterprise ICT projects. Mr. Manzi was a member of the supervisory board of ST Holding NV from 2014 until May 25, 2016. Mr. Manzi holds a master degree in electrical engineering from the Florence University, Italy, and is a member of the National Board of Engineers, section of Rome (IT, construction, environmental and industrial engineering).

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Audit Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee. Since 2013 he has been a member of the Board of Directors and Compensation Committee of Cassa Depositi e Prestiti. From 2011 to 2014 he was a member of the Board of Directors and Compensation Committee of Poste Italiane S.p.A. From 2008 to 2011 he was a member of the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Frédéric Sanchez has been a member of our Supervisory Board since June 20, 2017. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Sanchez is the chairman of the executive board of Fives, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise. Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminum, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA. In 1987 he became a mission manager at Ernst & Young. In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997. In 2002, the “Compagnie de Fives-Lille” (renamed Fives in 2007) became a company with a Management and Supervisory Board chaired by Frederic Sanchez. Within MEDEF (French Business Confederation), Mr. Sanchez is President of MEDEF International, President of the cluster “Internationalization & Channels” and President of the Council of Entrepreneurs France-Burma. Mr. Sanchez is also the Chairman of the Supervisory Board of Cameron France Holding (CPI’s parent company), a member of the Supervisory Board of Saur (Hime Group), an administrator of Primagaz and Business France and honorary co-president of the Alliance Industrie du Futur. Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a Master Degree in Economics from Université Paris-Dauphine (1984).

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc (and serves as Chair of its Audit Committee) and GBL (group Bruxelles Lambert). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

4.2. Meetings and activities of the Supervisory Board

Activities of the Supervisory Board.

Our Supervisory Board held 12 meetings in 2017, of which all were held in the presence of the sole member of the Managing Board, the Deputy-CEO, the Chief Financial Officer and the Chief Strategy Officer, with the exception of the evaluation of the functioning of the sole member of our Managing Board and the functioning of our Supervisory Board, its Committees and its individual members as described below.

The items discussed in those meetings included recurring subjects such as our annual budget, financial performance, Annual Report on Form 20-F as well as its statutory annual accounts, objectives and results, strategy and long term value creation, operations review, reports of the various Committees of our Supervisory Board, the convocation of our AGM, the risks of our business and the assessment by our Managing Board of the structure of our internal risk management and control systems, as well as any significant changes thereto, corporate governance requirements and developments and the compensation of the sole member of our Managing Board. Certain Supervisory Board meetings also included presentations by senior executive management.

Outside the Supervisory Board meetings, the Chairman and other members of our Supervisory Board had regular contact with the sole member of the Managing Board, the Deputy-CEO, the Chief Financial Officer and the Chief Strategy Officer.

In 2017, and in accordance with best practice provisions 2.2.6 and 2.2.7 of the 2016 Dutch Corporate Governance Code, our Supervisory Board engaged an independent third party expert to assist the Supervisory Board with the evaluation of the performance of the sole member of our Managing Board as well as of its own functioning, its members and its Committees. The evaluation was performed through, among other things, conducting face-to-face interviews with each member of the Supervisory Board and Managing Board and thereafter facilitating the discussions within the Supervisory Board on the functioning of the boards, its committees and its members. The Chairman of our Supervisory Board also invited each member of our Supervisory Board to provide his/her comments on these topics and shared the main follow up actions and conclusions drawn from such comments with the other Supervisory Board members in one of the meetings of our Supervisory Board. At that meeting our Supervisory Board unanimously concluded that the sole member of our Managing Board, the full Supervisory Board, its members and its Committees are functioning adequately.

Membership and Attendance.

As of December 31, 2017, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet Davidson, Ms. Heleen Kersten, Mr. Jean-Georges Malcor and Mr. Alessandro Rivera are members of the Audit Committee; (ii) Mr. Nicolas Dufourcq is the Chairman of the Compensation Committee, and Mr. Maurizio Tamagnini, Ms. Heleen Kersten, Mr. Salvatore Manzi and Mr. Frédéric Sanchez are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Nicolas Dufourcq is the Chairman of the Strategic Committee, and Ms. Janet Davidson and Messrs. Salvatore Manzi, Frédéric Sanchez and Maurizio Tamagnini are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2017 is as follows:

Number of Meetings Attended in 2017	Super- visory Board	% Attendance	Audit Committee	% Attendance	Compensation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance
Nicolas Dufourcq	11	92%	-	-	3	100%	9	82%	5	100%
Maurizio Tamagnini	12	100%	-	-	3	100%	11	100%	4	80%
Janet Davidson	11	92%	10	100%	-	-	9	82%	-	-
Heleen Kersten	12	100%	9	90%	3	100%	-	-	5	100%
Didier Lombard(1)	8	100%	-	-	2	100%	5	100%	3	75%
Jean-Georges Malcor	11	92%	9	90%	-	-	-	-	-	-
Salvatore Manzi	12	100%	-	-	3	100%	11	100%	-	-
Alessandro Rivera	9	75%	9	90%	-	-	-	-	5	100%
Frédéric Sanchez(2)	5	100%	-	-	1	100%	5	83%	1	100%
Martine Verluyten	11	92%	9	90%	-	-	-	-	-	-
(1)	Mr. Lombard’s mandate as a member of our Supervisory Board, as well as member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee, expired on June 20, 2017.
(2)	Mr. Sanchez was appointed as a member of our Supervisory Board on June 20, 2017 and is also a member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee.

4.3. Audit Committee

Our Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

Our Audit Committee met 10 times during 2017. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Head of Corporate Control, General Counsel, Chief Compliance Officer, Chief Audit and Risk Executive and external auditors. Our Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2017, and the results were published on January 25, 2018.

Our Audit Committee approved the compensation of our external auditors for 2017 and discussed the scope of their audit, audit related and non-audit related services for 2017.

Also in 2017, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, supervised the implementation of our corporate ERM process, and reviewed our compliance & ethics program.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management and whistleblowing reports, including investigative reports provided by internal audit or outside consultants.

4.4. Compensation Committee

Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. Our Compensation Committee met 3 times in 2017.

Among its main activities, in 2017 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2016; (ii) defined the performance targets relating to the CEO bonus for the fiscal year ending on December 31, 2017 (which targets are based on, inter alia, revenues growth, certain financial targets, the share price evolution versus the Philadelphia Stock Exchange Semiconductor Index (“SOX”) and special programs); and

(iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards. For the 2017 unvested stock award plan, these performance criteria are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and Return on Net Assets targets.

4.5. Strategic Committee

Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met 11 times in 2017. In addition, many of our strategic discussions took place during Supervisory Board meetings, involving all of our Supervisory Board members.

4.6. Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 5 times during 2017 to discuss succession planning for our Supervisory Board and Managing Board, recent developments in Dutch and U.S. law, best practices regarding corporate governance, and the update of our corporate governance documents to comply with the 2016 Dutch Corporate Governance Code and legislation.

4.7. Secretariat and Controllers

Our Supervisory Board appoints a Secretary and a Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Ms. Marie Artaud-Dewitte serves as Secretary and Mr. Gabriele Pagnotta serves as Vice Secretary. Ms. Artaud-Dewitte and Mr. Pagnotta each serve as a Managing Director of ST Holding. Our Chief Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board.

Our Supervisory Board also appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Giorgio Ambrosini. The STH Shareholders Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers.

4.8. Remuneration report

4.8.1. Supervisory board remuneration

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our General Meeting of Shareholders. The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2017 was €989,500, before any applicable withholding taxes, as set forth in the following table.

In Euros	2017(1)
Nicolas Dufourcq	€—	(2)
Maurizio Tamagnini	€175,500
Janet Davidson	€115,000
Heleen Kersten	€118,000
Didier Lombard(3)	€20,500
Jean-Georges Malcor	€98,500
Salvatore Manzi	€107,000
Alessandro Rivera	€106,500
Frédéric Sanchez(4)	€96,500
Martine Verluyten	€152,000
Total	€989,500
(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2017 until December 31, 2017.
(2)	Mr. Dufourcq would have been entitled to receive €175,000 in 2017, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.
(3)	Mr. Lombard’s mandate as a member of our Supervisory Board expired on June 20, 2017.
(4)	Mr. Sanchez was appointed as a member of our Supervisory Board on June 20, 2017.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

For further details on the compensation of the members of our Supervisory Board we refer to Note 7.6.33 to our consolidated financial statements.

4.8.2. Senior Management remuneration

Our senior management, including Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receive a combination of short term and long term compensation, including fixed salary, annual cash bonus incentive, long term incentive in the form of unvested stock awards, pensions rights and other cash or non-cash benefits. The following table sets forth the total amount paid as compensation in 2017, 2016 and 2015 to the 20, 19 and 26 members, respectively, of our senior management (including Mr. Bozotti) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2017	2016	2015
Total(1)	$17.3	$13.4	$16.6
(1)	In addition, relative charges and non-cash benefits were approximately $14.2 million in 2017, $8.3 million in 2016 and $11 million in 2015.

The total remuneration of our senior management (including the Sole Member of our Managing Board and President and CEO) takes into consideration factors such as the size and complexity of our Company, our global presence and that of our customers, the pace of change in our industry, our strategy and goal of long-term value creation, and the need to recruit and retain key personnel.

Expressed as a ratio to the average total remuneration of our global indirect employees (i.e., all employees other than those directly manufacturing our products), the senior management (including the Sole Member of our Managing Board and President and CEO) pay ratio for 2017 is 17.4 (2016: 13.1). This ratio is based on the total remuneration of our senior management (including the Sole Member of our Managing Board and President and CEO) versus the total remuneration of our global indirect employees (excluding the total remuneration of our Senior Management and Managing Board and President and CEO).

The annual cash bonus incentive, which we call the Corporate Executive Incentive Program (the “EIP”), entitles selected executives to a yearly bonus based upon the assessment of the achievement of individual objectives that are set on an annual basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect the overall performance of our Company.

The amounts paid in 2017 to the 20 members of our senior management (including Mr. Bozotti, the sole member of our Managing Board and President and CEO) pursuant to the Corporate EIP represented approximately 35% of the total compensation paid to our senior management.

	Bonus paid in 2017 (2016 performance)	Bonus paid in 2016 (2015 performance)	Bonus paid in 2015 (2014 performance)
Bonus (cash) amount	$6,095,335	$3,342,855	$3,395,952
Ratio bonus / base salary + EIP	35.22%	24.99%	20.52%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our senior management, comprising the sole member of our Managing Board and President and CEO, and certain other key executives as selected by the sole member of our Managing Board and President and CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2017, we made a contribution of approximately $0.3 million to the plan of the sole member of our Managing Board and President and CEO, and $1 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2017 and/or no longer salaried in 2017, was $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board and President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board and President and CEO, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board and President and CEO, were covered in 2017 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2017 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board and President and CEO, as a group is, including the amounts allocated to the complementary pension plan described above is estimated to be approximately $5.3 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

For further details on the compensation of our Senior Management we also refer to Note 7.6.33 to our consolidated financial statements.

4.8.3. Managing Board remuneration

The remuneration of the sole member of our Managing Board and President and CEO is determined by our Supervisory Board on the advice of the our Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 AGM.

For further details on the compensation of the sole member of our Managing Board and President and CEO we also refer to Note 7.6.33 to our consolidated financial statements.

Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receives compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is Mr. Bozotti’s total compensation in 2017, 2016 and 2015:

	2017	2016	2015
Salary (US$)	903,186	860,468	895,534
Bonus(1) (US$)	1,044,514	-	326,350
Charges and Non-cash Benefits(2) (US$)	1,575,660	770,212	1,310,459
Total (US$)	3,523,360	1,630,680	2,532,343
(1)	The bonus paid in 2017 and 2015 was approved by the Compensation Committee and Supervisory Board with respect to the 2016, 2015 and 2014 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.
(2)

Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our AGM held on May 30, 2012, the bonus of the sole member of our Managing Board and President and CEO in 2017, 2016 and 2015 included a portion of a bonus payable in stock awards and corresponding to 59,435, 50,567 and 66,396 vested shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, Mr. Bozotti was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer by our 2017 AGM for a one year period. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, the EIP, Pension and other items covered by the compensation policy adopted by our General meeting of Shareholders. While the relationship between a member of the Managing Board and a listed Dutch company is treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

(i)	CEO Bonus

In accordance with the resolutions adopted at our AGM held on May 30, 2012, the annual bonus of the sole member of our Managing Board and President and CEO is composed of a portion payable in cash (up to a maximum of 150% of the base salary for the relevant year) and a portion payable in shares (up to a maximum of 60% of the base salary for the relevant year), all subject to the assessment and fulfillment of a number of predefined conditions which are set annually by the Compensation Committee.

Consistent with the remuneration policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of the Compensation Committee, set the conditions and performance criteria that must be met by Mr. Bozotti for the attribution of his 2017 bonus. Those conditions are based, inter alia, on market share and revenues growth, certain financial targets, the share price evolution versus SOX, as well as certain special programs. The evaluation and assessment of the fulfillment of those conditions and performance criteria were completed by the Compensation Committee of our Supervisory Board on March 27, 2018 in order to determine the actual amount of the CEO bonus for 2017.

(ii)	CEO Stock Awards

Our Supervisory Board, upon recommendation of our Compensation Committee, determines whether the performance criteria, as described below, have been met and concludes whether and to which extent all eligible employees, including Mr. Bozotti, are entitled to any stock awards under the stock award plan. The stock awards vest 32% one year, a further 32% two years and the remaining 36% three years, respectively, after the date of the grant as defined by the plan, provided that the eligible employee is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

(iii)	Unvested Stock Awards Allocation

Year(1)	Performance achieved	Result	Details
2017	100%(1)	3 criteria out of 3 met	Evolution of Sales criteria met (33.3%) Evolution of Operating Income criteria met (33.3%) Return on Net Assets (RONA) criteria met (33.3%)
2016	45%(1)	2 criteria out of 4 met	Evolution of Sales criteria met (30%) Evolution of Operating Income criteria not met (50%) Days of Sale Outstanding (DSO) met (15%) Return on Net Assets (RONA) not met (5%)
2015	33.33%(1)	1 criteria out of 3 met	Evolution of Sales criteria not met (33.3%) Evolution of Operating Income criteria met (33.3%) Return on Net Assets (RONA) not met (33.3%)
(1)	In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed in relation to the CEO stock award for each of 2013, 2014, 2015, 2016 and 2017 was 100,000 unvested stocks awards.

During 2017, Mr. Bozotti did not have any stock options, and did not purchase or sell any of our shares, other than the sale of 60,000 vested stock awards shares.

For further details on the compensation of the sole member of our Managing Board and President and CEO we also refer to Note 7.6.33 to our consolidated financial statements.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to “4.8.5. Stock Awards and Options” below.

4.8.4. Share ownership

None of the members of our Supervisory Board, Managing Board or senior management holds shares or options to acquire shares representing more than 1% of our issued share capital.

4.8.5. Stock awards and options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our senior management as well as key employees. Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board.

Pursuant to the shareholders’ resolutions adopted by our General Meetings of Shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of our Compensation Committee, took the following actions:

•	approved, for a four-year period, our 2013 Unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us;

•	approved conditions relating to our 2014 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees);

•	approved conditions relating to our 2015 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees);

•	approved conditions relating to our 2016 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees); and

•	approved, for a four-year period, our 2017 Unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us.

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

5.     Corporate Governance

5.1. Commitment to the principles of good corporate governance

Our consistent commitment to good corporate governance principles is evidenced by:

•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•	Our early adoption of policies on important issues such as business ethics and conflicts of interest and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•	Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, as applicable, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

•	Our implementation of a non-compliance reporting channel (managed by an independent third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of our Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	Our Corporate Ethics Committee and Local Ethics Committees, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our General Counsel, also acts as Executive Secretary to our Supervisory Board; and

•	Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for internal audit and directly to the CEO for ERM is also responsible for our whistle-blowing hotline and related investigations.

As a Dutch company, we are subject to the 2016 Dutch Corporate Governance Code. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our AGM. Along with our Supervisory Board Charter (which we last updated in October 2017 and which also includes the charters of our Supervisory Board Committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

As required by the 2016 Dutch Corporate Governance Code, this Corporate Governance Chapter includes information on the broad outline of our corporate governance structure and our compliance with the Code.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of ST and its business, taking into consideration the interests of all ST shareholders and other stakeholders, and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE. For more information please refer to item 4 “Report of the Supervisory Board”.

Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards. The Supervisory Board has determined, based on the evaluations by an ad hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE.

Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our General Meeting of Shareholders appoints our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to, among others, the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

Pursuant to our Supervisory Board Charter, our Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company and members of our Supervisory Board, as well as the Managing Board.

Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law.

In accordance with our Corporate Governance Charter, the sole member of our Managing Board may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to our Supervisory Board Charter, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Managing Board member and our senior managers and their duties to us.

5.2. General Meeting of Shareholders

Our ordinary General Meetings of Shareholders are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, The Netherlands. Extraordinary General Meetings of Shareholders may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend General Meetings of Shareholders of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the General Meeting of Shareholders within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of General Meetings of Shareholders shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend our General Meetings of Shareholders that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening our General Meeting of Shareholders shall be given with due observance of the statutory notice period, which is currently 42 days prior to the meeting.

The notice of our General Meeting of Shareholders states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend General Meetings of Shareholders representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend General Meetings of Shareholders will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our General Meetings of Shareholders who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50 million. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. As of July 1, 2013, a Dutch statutory provision entered into force requiring a shareholder requesting discussion of an agenda item to disclose to us its entire beneficial interest (long and short position). We are required to disclose this interest on our website.

Dutch law prescribes a fixed registration date of 28 days prior to the date of the General Meeting of Shareholders, which means that shareholders and other persons entitled to attend our General Meetings of Shareholders are those persons who have such rights at such date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend our General Meeting of Shareholders at the time of the meeting if a registration date would not be applicable.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of our General Meetings of Shareholders require the approval of a majority of the votes cast at a meeting at which at least fifteen percent of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution. We may not vote our shares held in treasury. Blank and invalid votes shall not be counted.

In general, the most important items of our General Meetings of Shareholders are:

•	the adoption of our annual accounts;

•	the adoption of a dividend;

•	the discharge of the members of our Managing Board and Supervisory Board;

•	the adoption of the compensation policy of our Managing Board;

•	the determination of the compensation of the members of our Supervisory Board;

•	the appointment, suspension and dismissal of the sole member of our Managing Board;

•	the appointment, suspension and dismissal of the members of our Supervisory Board;

•	the appointment of our auditors;

•	the authorization to our Managing Board to repurchase shares;

•	the issuance of shares and the granting of rights to subscribe for shares (option rights) as well as the delegation of these authorities to our Supervisory Board;

•	approving resolutions of our Managing Board as referred to below under “Managing Board”; and

•	resolutions regarding the amendment of our Articles of Association, our liquidation, legal merger and legal demerger.

Under Dutch law, our General Meeting of Shareholders has the authority to adopt our statutory annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders does not have the authority to amend our statutory annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders can:

i.	either adopt our statutory annual accounts in the form as prepared by our Managing Board; or

ii.	instruct our Managing Board to amend our statutory annual accounts before adopting these annual accounts; or

iii.	not adopt the statutory annual accounts.

If our General Meeting of Shareholders instructs our Managing Board to amend our statutory annual accounts, our Managing Board is required to make the necessary amendments, unless the instruction contravenes the provisions of reasonableness and fairness (redelijkheid en billijkheid). Furthermore, the instruction must not contravene with the applicable presentation rules for the statutory annual accounts, including requirements of consistency and balance continuity. If there are multiple options, our General Meeting of Shareholders is authorized to decide with due observance of said limits.

If there are doubts regarding the correctness of our statutory annual accounts, the annual report and the other information, a petition for revision of our statutory annual accounts can be filed with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal in The Netherlands by each interested party on the basis of non-compliance with the applicable presentation requirements for the statutory annual accounts, the annual report and/or the other information prescribed by the EU IFRS regime, Title 9 of Book 2 of the Dutch

Civil Code and/or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). The petition must state in which respect the documents require revision. The petition can also be filed by the Advocate General (advocaat-generaal) of the Amsterdam Court of Appeal on the basis of public interest as well as the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) with due observance of Section 4 of the Dutch Financial Markets Supervision Act.

5.3. Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board, the manner in which the Managing Board implements the long-term value creation strategy and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our General Meeting of Shareholders upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our shareholders concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

As of January 1, 2013, certain Dutch statutory provisions limit the number of supervisory positions that members of our Supervisory Board may hold. A member of our Supervisory Board can only be appointed as such if he/she does not hold more than four supervisory positions at other so-called ”large” Dutch entities. In this connection, the position of chairman equals two positions. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position, and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account. For purposes of the foregoing, ”large” Dutch entities are Dutch limited liability companies, private companies with limited liability and foundations which meet at least two of the following three criteria (“‘Large Dutch Entities”): (i) the value of the assets according to the (consolidated) balance sheet with explanatory notes exceeds €20 million; (ii) the net turnover for the financial year exceeds €40 million; or (iii) there are, on average, 250 or more employees during the financial year.

In the Netherlands, companies such as ST are expected to pursue a policy of having a balanced participation by men and women in supervisory boards. Where seats on a supervisory board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. We meet this criterion.

In accordance with the criteria as reflected in our Supervisory Board Charter, members of our Supervisory Board are selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as Supervisory Board members. Our Supervisory Board endorses the principle of a diversified Supervisory Board, including the aforementioned statutory gender balance rules, within the scope of the criteria as reflected in our Supervisory Board Charter. This is demonstrated by the appointment of Ms. Martine Verluyten as member of our Supervisory Board at our 2012 Annual General Meeting of Shareholders, the appointment of Ms. Janet G. Davidson as member of our Supervisory Board at our 2013 Annual General Meeting of Shareholders and the appointment of Ms. Heleen Kersten as member of our Supervisory Board at our 2014 Annual General Meeting of Shareholders. We will continue to strive for an appropriate balance as recommended by the aforementioned statutory gender balance rules.

Members of our Supervisory Board may be suspended or dismissed by our General Meeting of Shareholders by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. Our Supervisory Board may make a proposal to our General Meeting of Shareholders for the suspension or dismissal of one or more of its members.

The responsibilities of our Supervisory Board include (but are not limited to):

•	supervising, monitoring, and advising our Managing Board on: (i) our performance, (ii) our strategy and risks inherent to our business activities, (iii) the structure and management of the internal risk management and control systems, and (iv) compliance with legislation and regulations;

•	disclosing, complying with and enforcing our corporate governance structure;

•	selecting and recommending the appointment of the member(s) of the Managing Board;

•	proposing the compensation policy for the member(s) of our Managing Board (such policy to be adopted by our General Meeting of Shareholders), fixing the compensation annually and the contractual terms and conditions of employment of the member(s) of our Managing Board (in accordance with the said compensation policy);

•	electing and recommending the appointment of the members of our Supervisory Board and proposing their remuneration;

•	evaluating and assessing the functioning of our Managing Board, our Supervisory Board, and their individual members (including the evaluation of our Supervisory Board’s profile and the induction, education and training program);

•	handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of our Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by our Audit Committee;

•	reviewing and approving our whistle-blower procedures upon approval by the Audit Committee;

•	handling, and deciding on, reported alleged irregularities that relate to the functioning of our Managing Board;

•	approving decisions by our Managing Board as referred above under “Managing Board”;

•	supervising the adoption and implementation by our Managing Board on a consolidated basis of strategic pluri-annual plans and annual budgets in line with the decisions of our Supervisory Board;

•	on an annual basis, the renewal of the authorization by our Managing Board to issue guarantees to companies whose accounts are consolidated by us, as well as guarantees granted to third parties including nonconsolidated subsidiaries of us; and

•	declaring independently as well as proposing to our General Meeting of Shareholders to declare, distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law.

Our Supervisory Board Charter, as posted on our website, contains detailed provisions on the reporting and handling of (potential) conflicts of interest.

For information on the identity of our Supervisory Board members, including its committees, as well as the compensation of the members of our Supervisory Board, see the report of our Supervisory Board. We believe that at least one member of our Supervisory Board can be regarded as a financial expert.

For information on the role and identity of the committees of our Supervisory Board, see the report of our Supervisory Board.

5.4. Managing Board

In accordance with Dutch law, our management is entrusted to our Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2017 for a one-year term to expire at the end of our 2018 AGM, is currently the sole member of our Managing Board with the function of President and CEO. Under our Articles of Association, Managing Board members are appointed for no more than three-year term upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented, which term may be renewed one or more times.

In the Netherlands, companies such as ST are expected to pursue a policy of having a balanced participation by men and women in managing boards. Where seats on a managing board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which by definition gender balance cannot be reached.

Our shareholders may suspend or dismiss one or more members of our Managing Board, in accordance with the procedures laid down in our Articles of Association. Under Dutch law, our Managing Board is entrusted with our general management and the representation of our Company. Our Managing Board must seek prior approval from our shareholders for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association and our Supervisory Board Charter, our Managing Board must also seek prior approval from our Supervisory Board for certain other decisions with regard to the Company and our direct or indirect subsidiaries.

The sole member of our Managing Board may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to our Supervisory Board Charter, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Managing Board member and our senior managers and their duties to us.

Pursuant to our Supervisory Board Charter, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) other than for wholly owned subsidiaries, any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us — with the exception of shares in our share capital acquired in order to transfer these shares under employee stock option or stock purchase plans — or any ST Group Company of own shares or change in share rights and any issue of instruments resulting in a share in the capital of any ST Group Company or its profits (iii) the liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and any of our major shareholders.; (vii) the key parameters of our pluriannual plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) operations which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) our quarterly, semi-annual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and, as required, according to IFRS; (x) the exercise of any shareholder right in a ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts with the understanding, for the avoidance of doubt, that decisions of the Managing Board regarding the general management and/or operations of such ST joint venture company are not subject to Supervisory Board approval and that the Managing Board reports to the Supervisory Board on the operations of the ST joint venture companies as part of its regular reporting to the Supervisory Board and in principle at least every six months; (xi) the strategy of our company; (xii) all proposals to be submitted to a vote at the AGM; (xiii) the formation of all companies, acquisition or sale of any participation and conclusion of any cooperation and participation agreement; (xiv) all pluri-annual plans of the Company and the budget for the coming year (covering investment policy, policy regarding research and development, and commercial policy and objectives, general financial policy and policy regarding personnel); (xv) the annual internal audit plan and the appointment, replacement, reassignment and dismissal of our Chief Audit and Risk Executive; and (xvi) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already approved by the Supervisory Board or not provided for in the above list and as specifically laid down by a Supervisory Board resolution to that effect.

Senior Management

Our senior managers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. As a company committed to good governance, we hold corporate meetings on a regular basis. Such meetings, which involve the participation of several members of our senior management, include:

•	Corporate Operations Review (COR), which meets twice per quarter to review monthly results and short-term forecasts.

•	Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

•	Corporate Strategic Committee, which meets at least four times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs.

Our senior managers as of December 31, 2017 were:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	41	41	65
Jean-Marc Chery	Deputy CEO	33	33	57
Carlo Ferro	Chief Financial Officer and President, Finance, Legal, Infrastructure and Services	18	18	57
Eric Aussedat	Executive Vice President, General Manager, Imaging Product Division	36	36	64
Orio Bellezza	President, Global Technology and Manufacturing	34	34	58
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	31	31	59
Marco Cassis	President, Global Sales and Marketing	30	30	54
Paul J. Cihak	Executive Vice President, General Manager, Sales & Marketing, Europe, Middle East and Africa Region	19	24	46
Andrea Cuomo	Executive Vice President, Advanced Systems Technology (AST) and Special Projects	34	34	63
Claude Dardanne	President, Microcontrollers and Digital ICs Group	35	38	65
Lorenzo Grandi	Corporate Vice President, Corporate Control	30	30	56
Fabio Gualandris	Executive Vice President, Head of Back-End Manufacturing & Technology	17	39	62
Joël Hartmann	Executive Vice President, Digital Front-End Manufacturing and Technology	17	39	62
Bob Krysiak	Executive Vice President, President, Americas Region, Global Mass Market and Online Marketing Programs	35	35	63
Marco Monti	President, Automotive and Discrete Group	31	31	56
Georges Penalver	Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality	6	6	61
Patrick Peubez	Executive Vice President, Product Quality Excellence	38	38	63
Steven Rose	Corporate Vice President & General Counsel	26	26	55
Jerome Roux	Executive Vice President, Head of Sales and Marketing, Asia Pacific Region	27	30	52
Benedetto Vigna	President, Analog, MEMS and Sensors Group	23	23	48

Immediately following the Company’s 2018 AGM, we expect that the members of ST’s Executive Committee will be the following:

•	Jean Marc Chery, Sole Member of the Managing Board and President and Chief Executive Officer

•	Orio Bellezza, President, Technology, Manufacturing and Quality

•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group

•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer

•	Marco Monti, President, Automotive and Discrete Group

•	Georges Penalver, President, Human Resources and Corporate Social Responsibility

•	Steven Rose, President, Legal Counsel

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group

Detailed biographies of our executive officers are available on our website www.st.com.

5.5. Indemnification of members of our Managing Board and Supervisory Board

To the extent permitted by Dutch law, members of our Managing Board and Supervisory Board as well as our officers or agents shall be indemnified by us against expenses, such as the reasonable costs of defending claims, as stated in our Articles of Association. Under certain circumstances, there will be no entitlement to this reimbursement. We hold a Director & Officer liability insurance for the members of our Managing Board and Supervisory Board as well as our officers.

5.6. Risk Management and Control Systems

For our statement on the main features of our risk management and control systems and of the group of which the financial data are included in our annual accounts, please refer to the section Risk Management and Internal Control in the Report of the Managing Board.

5.7. Required information Article 10 Takeover Directive

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;

•	restrictions on the transfer of securities and on voting rights;

•	special powers conferred upon the holders of certain shares;

•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;

•	the rules on the issuing and the repurchasing of shares by the company;

•	significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the Company and its board members or employees providing for a “golden parachute”.

Capital structure.

The authorized share capital of STMicroelectronics N.V. is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2017, the number of common shares issued was 911,110,420 shares (December 31, 2016: 911,030,420 shares).

As of December 31, 2017, the number of common shares outstanding was 896,590,286 shares (December 31, 2016: 883,410,506 shares). There were no preference shares issued as of December 31, 2017 and December 31, 2016 respectively.

Restrictions on the transfer of shares.

We do not have restrictions on the transfer of our common and preference shares, provided that Stichting Continuïteit ST, if it holds preference shares, requires our consent to sell or otherwise dispose of preference shares or voting rights attached thereto.

Holdings in us that are subject to a disclosure obligation.

For information on holdings in us that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”), please refer to chapter “Major Shareholders” further on.

Special controlling rights.

We do not have special controlling rights attached to our common or preference shares.

Control of employees share/option schemes.

We do not have any scheme granting rights to employees to subscribe for or acquire shares in our share capital or the share capital of a subsidiary of us where the control is not directly exercised by the employees. However, key employees as determined by our Unvested Share Award Plans are granted share awards (as part of their compensation) with a staggered vested schedule pursuant to our determined criteria. Supervisory board members are granted share awards that vest immediately. For more information on employees share/option schemes, see the Remuneration Report.

Restrictions on voting rights.

We do not have any restrictions on voting rights nor have we cooperated in the issuance of depositary receipts for shares.

Agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights.

We do not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. However, please see below under “Shareholders’ Agreements” for certain information on shareholders’ agreements regarding us to which we are not a party.

Provisions on appointment and dismissal of members of our Managing Board and Supervisory Board and amendment of our Articles of Association.

Please see the information included above under “Managing Board” and “Supervisory Board” with respect to the appointment and dismissal of the members of our Managing Board and Supervisory Board.

Our Articles of Association can be amended by our General Meeting of Shareholders, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall, irrespective of the share capital represented, to pass a resolution. If the relevant amendment affects the rights of holders of common shares or holders of preference shares, the approval of the meeting of holders of common shares and the meeting of holders of preference shares, respectively, is required.

Authority of the Managing Board and Supervisory Board regarding the issuance and repurchase of shares.

Pursuant to our Articles of Association, our Managing Board does not have the authority to issue shares or grant rights to subscribe for shares. Our Supervisory Board has this authority. Our 2017 AGM, held on June 20, 2017, authorized our Supervisory Board, for a period of eighteen months as of June 20, 2017, to resolve upon: (i) the issuance of common and preference shares or the granting of rights to subscribe for common and preference shares in our share capital, up to a maximum of 10% of our issued common share capital as per December 31, 2016, increased with another 10% of our issued common share capital, as per December 31, 2016, in the case of mergers and acquisitions, but not exceeding the limits of authorized share capital, and without limitation for preference shares (ii) the terms and conditions of an issuance of common and preference shares; and (iii) the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares.

Pursuant to a shareholders’ resolution adopted at our 2017 AGM held on June 20, 2017, our Managing Board, subject to the approval of our Supervisory Board, was authorized for a period of eighteen months as of June 20, 2017 to acquire common shares and/or preference shares subject to the limits of our Articles of Association and the acquisition price conditions set forth in such shareholders’ resolution. Furthermore, our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our General Meeting of Shareholders.

Significant agreements to which we are a party and which contain change of control rights

On June 22, 2017, we announced the issuance of senior unsecured bonds, in two tranches, one of $750 million with a maturity of 5 years and one of $750 million with a maturity of 7 years, convertible into new or existing common shares in our share capital. Pursuant to the terms and conditions of the senior bonds (the “Conditions”), bondholders have certain conversion rights and redemption rights upon a change of control, all as provided in the Conditions.

Agreements with the sole member of our Managing Board and other employees regarding distributions upon the termination of their employment contract in connection with a public offer on us.

The contract of our President and CEO, Mr. Carlo Bozotti, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Bozotti will fully vest and (ii) the bonus payable under our Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual base salary. Such benefits are not linked to termination of the employment agreement.

Stichting Continuïteit ST — our preference shares

We have an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), regarding our preference shares. This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued.

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

The board of the Stichting is currently comprised of the following three members:

•	Professor S.C.J.J. Kortmann, a well-known professor at law at the Radboud University in Nijmegen, The Netherlands, as Chairman of the board;

•	Mr. F. Ago, a well-known and experienced attorney at law in Italy; and

•	Mr. E. Alphandery, a professor of economics and former French Minister of Economy.

All members of the board of the Stichting are independent from the Company.

5.8. Code of Ethics

We have adopted written standards of business conduct and ethics (“Code of Conduct”) designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. Our Code of Conduct is applicable to all of our employees and senior managers. We have adapted and will amend our Code of Conduct and related policies, as appropriate, to raise awareness, ensure effectiveness and compliance, and to reflect regulatory or other changes. Our Code of Conduct also encourage our employees (or any interest third party) to speak up and express any concern they may have in good faith, without fear of retaliation. Our Code of Conduct provides that if any employee or senior manager acts in contravention of the principles set forth therein, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Code of Conduct is available on our website in the Corporate Governance section, at http://investors.st.com.

5.9. Deviations from the Code

According to the 2016 Dutch Corporate Governance Code (the “Code”), we are required to publish a list of current deviations from the Code, and an explanation why we do not comply (“Comply or Explain”). For more information on the Dutch Corporate Governance Code, please visit the website www.commissiecorporategovernance.nl. Because we are listed on the New York Stock Exchange (“NYSE”), we are required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NYSE listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). For the full text of the U.S. Sarbanes-Oxley Act of 2002 as well as the NYSE listing rules, and the rules and regulations promulgated by the SEC, please see www.sec.gov.

We comply with the Code by applying its principles and best practice provisions or by explaining why it deviates from such provisions. We comply such principles and best practice provisions, with the exception of the following best practice provisions:

•

Best practice provision 3.2.3: The remuneration in the event of dismissal of the sole member of our Managing Board exceeds one year’s salary and is equal to a gross lump sum payment in the amount of two years of the last gross annual salary, plus the variable (being the average of the last three-year payout), subject to any and all legal, regulatory and/or contractual deductions applicable. Furthermore, the Unvested Stock Awards allocated to the sole member of our Managing Board under the Unvested Stock Awards Plan that are not exercisable and vested will become fully exercisable and fully vested without any condition linked to this accelerated vesting. The remuneration in the event of dismissal shall be paid only if the employment agreement is terminated by us. This element is part of the employment conditions on the basis of which the sole member of the Managing Board accepted his responsibilities in 2005. Those conditions were among others based on the international context in which we operate, industry standards and applicable laws, and in line with our remuneration policy as approved by our 2005 AGM. This departure is expected to continue for more than one financial year.

•	Best practice provision 3.4.1: We believe we comply with most elements of this best practice provision but do not disclose certain select compensation information to the extent that we believe it is competitively sensitive information that if disclosed could harm our ability to attract and retain executives and other key personnel.

•	Best practice provision 2.2.2: The term of office of Supervisory Board members may from time to time exceed the maximum term mentioned in the 2016 Dutch Corporate Governance Code. However, if the maximum term is exceeded, this is always approved by our shareholders as members of our Supervisory Board are appointed by our General Meeting of Shareholders. As mentioned in our Supervisory Board Charter, we consider that it may not always be in our best interests to limit the number of terms members may serve on our Supervisory Board. However, none of the current members of our Supervisory Board currently exceed the maximum term mentioned in the 2016 Dutch Corporate Governance Code.

•	Best practice provision 2.1.7: As explained in the report of our Supervisory Board, our criteria deviates from the criteria as included in best practice provision 2.1.7 of the 2016 Code, specifically item iii. of such best practice provisions, but are in conformity with governance listing standards of the NYSE and our Corporate Governance Charter as approved by our shareholders in the 2004 AGM. This departure is expected to continue for more than one financial year.

•	Best practice provision 2.3.4: The Chairman of our Supervisory Board is also the Chairman of the Compensation Committee. This has been a standing practice for many years and is functioning well within our governance. This departure is expected to continue for more than one financial year.

5.10. Major Shareholders

Holders of our shares (including certain comparable instruments, such as instruments with a value (partly) dependent on shares or distributions on shares, or contracts creating an economic position similar to shares) or voting rights (including potential interests, such as via options or convertible bonds) may have disclosure obligations under Dutch law. Any person or entity whose direct or indirect interest in our share capital or voting rights (including potential interest) reaches, exceeds or falls below a certain threshold must make a disclosure to the AFM immediately. The threshold percentages are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. If a person’s direct or indirect interest in the share capital or voting rights passively reaches, exceeds or falls below the abovementioned thresholds (e.g. as a result of a change in the capital of the company), the person in question must give notice to the AFM no later than the fourth trading day after the AFM has published the change in the share capital and/or voting rights in the public register. In addition, a notification requirement applies in respect of shares with special statutory rights (e.g. priority shares), regardless of the abovementioned percentages.

Furthermore, each person who is or ought to be aware that the substantial holding he holds in the Company, reaches, exceeds or falls below any of the abovementioned thresholds vis-à-vis his most recent notification to the AFM, which change relates to the composition of the notification as a result of certain acts (e.g. (i) the exchange of certain financial instruments for shares or depositary receipts for shares, (ii) the exchange of shares for depositary receipts for shares, or (iii) as a result of the exercise of rights pursuant to a contract for the acquisition of voting rights) must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.

For the purpose of calculating the percentage of capital interest or voting rights, among others, the following interests must be taken into account: (i) those directly held by him; (ii) those held by his controlled undertakings for purposes of the Dutch Financial Supervision Act; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written voting agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. A person who has a 3% or larger interest in the share capital or voting rights and who ceases to be a controlled undertaking must without delay notify the AFM. As of that moment, all notification obligations under the Dutch Financial Supervision Act will become applicable to the former controlled undertaking itself. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may also trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation.

The holder of a financial instrument representing a short position in our shares is required to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position). There is also a requirement to notify the AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage; The threshold percentages are 0.2% and each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM. The notification shall be made no later than 3:30 pm CET on the following trading day.

Under Dutch law, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights. Under the European Market Abuse Regulation, the sole member of our Managing Board and each of the members of our Supervisory Board, as well as any other person who would have the power to take managerial decisions affecting the future developments and business prospects of the Company having regular access to inside information relating, directly or indirectly, to the Company, must notify the AFM of any transactions conducted for his or her own account relating to the shares or in financial instruments the value of which is also based on the value of the shares. In addition, certain persons who are closely associated with members of the Managing Board and Supervisory Board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is also based on the value of the shares.

The AFM publishes all notifications on its public website (www.afm.nl). Non-compliance with the notification obligations under European or Dutch law can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years. Shareholders are advised to consult with their own legal advisers to determine whether notification obligations apply to them.

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2017 based on information available to us:

Shareholders	Common Shares Owned
	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public	645,885,532	70.9
Treasury shares	14,520,134	1.6
Total	911,110,420	100

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed on February 14, 2017 by ST Holding, the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), FT1CI (the “French Shareholder” and together with the Italian Shareholder, the “STH Shareholders”), Bpifrance (“Bpifrance”) and the Commissariat a l’Énergie Atomique et aux Énergies Alternatives (“CEA”), the Italian Government and the French Government, each indirectly through the Italian Shareholder and the French Shareholder, respectively, hold 13.7% of our share capital. On November 17, 2016, CEA and Bpifrance, which are the sole shareholders of the French Shareholder, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of the French Shareholder to Bpifrance. As a result of this transaction, Bpifrance increased its shareholding in the French Shareholder from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in the French Shareholder. This transaction did not impact ST Holding’s beneficial ownership of our shares.

All transactions with major shareholders were in compliance with provisions of the 2016 Dutch Corporate Governance Code.

5.11. Shareholders’ Agreements

5.11.1. STH Shareholders’ Agreement

The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”). Below is a brief summary of certain details from the ST Holding 13G.

5.11.1.1.         Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through ST Holding. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

5.11.1.2.         Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between the French Shareholder and the Italian Shareholder (the French Shareholder and the Italian Shareholder are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

Managing Board and Supervisory Board members can only be appointed by the General Meeting of Shareholders upon a proposal by the Supervisory Board. The Supervisory Board passes resolutions, including on such a proposal, by at least three quarters of the votes of the members in office. The STH Shareholders Agreement, to which we are not a party, furthermore provides that: (i) each of the STH Shareholders, the French Shareholder, on the one hand, and the Italian Shareholder, on the other hand, may propose the same number of members for election to the Supervisory Board by our shareholders, and ST Holding shall vote in favor of such members; and (ii) any decision relating to the voting rights of ST Holding shall require the unanimous approval of the STH Shareholders. ST Holding may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities. As a result of the STH Shareholders Agreement, the Chairman of our Supervisory Board is proposed by an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board is proposed by the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholder proposing the appointment of the Chairman may furthermore propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of Vice-Chairman proposes the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder also proposes the appointment of a Financial Controller to the Supervisory Board.

The STH Shareholders furthermore agreed that during the Balance Period, any other decision, to the extent that a resolution of ST Holding is required, must be pursuant to the unanimous approval of the shareholders of ST Holding.

At the end of the Balance Period i.e., once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold, such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”, the members of our Supervisory Board and those of ST Holding designated by the minority shareholder of ST Holding will, pursuant to the Shareholders’ Agreement, immediately resign upon request of ST Holding’s majority shareholder.

After the end of the Balance Period, unanimous approval by the shareholders of ST Holding remains required to approve:

i.         As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to ST Holding, any changes to the articles of association, any issue, acquisition or disposal of shares in ST Holding or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which ST Holding is proposed to be a party.

ii.         As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary General Meetings of Shareholders and quorums for voting at General Meetings of Shareholders).

iii.         Any decision to vote our shares held by ST Holding at our General Meeting of Shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by ST Holding will be counted as present for purposes of a quorum of shareholders at one of our General Meeting of Shareholders, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

iv.         In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by ST Holding if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

5.11.1.3.         Ownership of ST Shares

The STH Shareholders Agreement provides that each STH Shareholder retains the right to cause ST Holding to dispose of its stake in us at its sole discretion pursuant to the issuance of financial instruments, an equity swap, a structured finance deal or a straight sale; however, except in the case of a public offer, no sales by any party to the STH Shareholders Agreement may be made of any of our shares or any shares of the French Shareholder or ST Holding to any of our top ten competitors or any company controlling such a competitor. The STH Shareholders Agreement also requires all of the parties to the STH Shareholders Agreement to hold their stakes in us at all time through the current holding structure of ST Holding, subject to certain limited exceptions, and precludes all such parties and their affiliates from acquiring any of our common shares other than through ST Holding.

5.11.1.4.         Change of Control Provision

The STH Shareholders Agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the STH Shareholders or any controlling shareholder of FT1CI, on the one hand, and the Italian Ministry of the Economy and Finance, on the other hand. The STH Shareholders may transfer shares of ST Holding and/or FT1CI, as applicable, to any of their respective affiliates, which could include entities ultimately controlled by the Italian Government or the French Government.

5.11.1.5.         Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

5.11.1.6.        Duration

The STH Shareholders’ Agreement will remain in force as long as the Italian State, on the one hand, and any of Bpifrance, FT1CI or CEA, on the other hand, are shareholders of ST Holding.

6.    Dividend Policy

Our dividend policy reads as follows: “STMicroelectronics seeks to use its available cash in order to develop and enhance its position in a competitive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics. Based on its results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes on an annual basis to the Supervisory Board, whenever deemed possible and desirable in line with STMicroelectronics’ objectives and financial situation, the distribution of a quarterly cash dividend, if any. The Supervisory Board, upon the proposal of the Managing Board, decides or proposes on an annual basis, in accordance with this policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.”

On June 20, 2017, our shareholders approved a cash dividend of US$0.24 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2017 and in the first quarter of 2018. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders, see Note 7.6.21.7 of our Consolidated Financial Statements.

7.    Consolidated financial statements

7.1. Consolidated income statement

		Year ended
In millions of USD except per share amount	Notes	December 31, 2017	December 31, 2016
Sales	7.6.25	8,308	6,944
Other revenues	7.6.25	39	29
Total revenues		8,347	6,973
Cost of sales	7.6.27	(5,313)	(4,731)
Gross profit		3,034	2,242
Selling, general and administrative	7.6.27	(1,001)	(933)
Research and development	7.6.27	(1,054)	(1,125)
Other income	7.6.28	117	106
Other expenses	7.6.28	(17)	(19)
Operating profit (loss)		1,079	271
Finance income	7.6.29	42	28
Finance costs	7.6.29	(777)	(153)
Share of profit (loss) of joint ventures	7.6.10	(1)	7
Profit (loss) before income tax		343	153
Income tax benefit (expense)	7.6.31	(117)	(27)
Net profit (loss)		226	126
Attributable to:
The equity holders of the parent		218	121
Non-controlling interests		8	5
Net profit (loss)		226	126
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	7.6.32	0.25	0.14
Earnings per share (Diluted)	7.6.32	0.24	0.14

The accompanying notes are an integral part of these consolidated financial statements

7.2. Consolidated statement of comprehensive income

		Year ended
In millions of USD	Notes	December 31, 2017	December 31, 2016
Net profit (loss)		226	126
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations		-	(13)
Income tax effect		(9)	5
Re-measurements of employee benefit obligations, net of tax		(9)	(8)
Total items that will not be reclassified to profit or loss		(9)	(8)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		223	(58)
Cash flow hedges	7.6.30	61	(11)
Income tax effect		-	-
Net movement on cash flow hedges		61	(11)
Gain / (loss) on available for-sale financial assets		(3)	-
Income tax effect		-	-
Net gain / (loss) on available-for-sale financial assets		(3)	-
Total items that may be reclassified subsequently to profit or loss		281	(69)
Other comprehensive income (loss), net of tax		272	(77)
Total comprehensive income (loss), net of tax		498	49
Attributable to:
The equity holders of the parent		490	43
Non-controlling interests		8	6
Total comprehensive income (loss), net of tax		498	49

The accompanying notes are an integral part of these consolidated financial statements

7.3. Consolidated statement of financial position

In millions of USD	Notes	December 31, 2017	December 31, 2016
Non-current assets
Property, plant and equipment	7.6.12	3,224	2,292
Goodwill	7.6.14	105	98
Intangible assets	7.6.13	1,192	1,111
Investments in joint ventures	7.6.10	45	45
Other non-current financial assets	7.6.15.1	44	41
Deferred tax assets	7.6.31	709	681
Other non-current assets	7.6.16	454	414
Total non-current assets		5,773	4,682
Current assets
Inventories	7.6.17	1,335	1,173
Trade accounts receivable	7.6.18	1,149	939
Other current financial assets	7.6.15.1	472	337
Other receivable and assets	7.6.19	384	309
Cash and cash equivalents	7.6.20	1,759	1,629
Total current assets		5,099	4,387
Total assets		10,872	9,069
Equity
Equity attributable to the equity holders of the parent		5,759	5,205
Non-controlling interests		63	61
Total equity	7.6.21	5,822	5,266
Non-current liabilities
Interest-bearing loans and borrowings	7.6.15.3	1,577	1,337
Other non-current financial liabilities	7.6.15.2	571	170
Employee benefits	7.6.23	458	411
Deferred tax liabilities	7.6.31	12	10
Non-current provisions	7.6.22	312	244
Other non-current liabilities		90	40
Total non-current liabilities		3,020	2,212
Current liabilities
Interest-bearing loans and borrowings – current portion	7.6.15.3	118	117
Trade accounts payable	7.6.24	893	620
Other payables and accrued liabilities	7.6.24	340	273
Employee benefits – current portion	7.6.23	577	447
Current provisions	7.6.22	52	47
Other current financial liabilities	7.6.15.2	1	45
Income tax payable	7.6.31	49	42
Total current liabilities		2,030	1,591
Total equity and liabilities		10,872	9,069

The accompanying notes are an integral part of these consolidated financial statements

7.4. Consolidated statement of changes in equity

For the year ended December 31, 2017

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2017		1,157	2,037	(242)	931	1,322	5,205	61	5,266
Net profit (loss)		-	-	-	-	218	218	8	226
Other comprehensive income, net of tax		-	-	-	272	-	272	-	272
Total comprehensive income		-	-	-	272	218	490	8	498
Repurchase of common stock		-	-	(297)	-	-	(297)	-	(297)
Settlement of convertible bonds		-	148	361	-	-	509	-	509
Employee share award scheme, net of tax	7.6.21.5	-	-	46	66	(46)	66	-	66
Dividends		-	-	-	-	(214)	(214)	-	(214)
Dividends to non-controlling interests		-	-	-	-	-	-	(6)	(6)
As at December 31, 2017		1,157	2,185	(132)	1,269	1,280	5,759	63	5,822

The accompanying notes are an integral part of these consolidated financial statements

For the year ended December 31, 2016

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2016		1,157	2,037	(289)	970	1,460	5,335	61	5,396
Net result		-	-	-	-	121	121	5	126
Other comprehensive income, net of tax		-	-	-	(78)	-	(78)	1	(77)
Total comprehensive income		-	-	-	(78)	121	43	6	49
Employee share award scheme, net of tax	7.6.21.5	-	-	47	39	(47)	39	-	39
Dividends		-	-	-	-	(212)	(212)	-	(212)
Dividends to non-controlling interests		-	-	-	-	-	-	(6)	(6)
As at December 31, 2016		1,157	2,037	(242)	931	1,322	5,205	61	5,266

The accompanying notes are an integral part of these consolidated financial statements

7.5.    Consolidated statement of cash flows

		Year ended
In millions of USD	Note	December 31, 2017	December 31, 2016
Cash flows from operating activities
Net profit (loss)		226	126
Items to reconcile net result and cash flows from operating activities:
Depreciation and amortization		838	841
Interests and amortization of issuance costs on convertible bonds		34	22
Senior convertible bonds and related conversion options adjustments		713	105
Share-based compensation		66	42
Other non-cash items		(124)	(80)
Deferred income tax		33	(38)
Share of profit of joint ventures, impairments or reversal of impairments on investments in joint ventures		2	(7)
Impairment, restructuring and other related closure costs		30	95
Changes in net working capital:
Movement of trade receivables, net		(206)	(121)
Movement of inventories, net		(94)	63
Movement of trade payables		141	68
Movement of other assets and liabilities, net		377	251
Interests paid		(12)	(13)
Income tax paid		(52)	(42)
Net cash from operating activities		1,972	1,312
Cash flows from investing activities
Payments for purchases of tangible assets		(1,301)	(611)
Proceeds from sale of tangible assets		3	4
Payment for purchase of marketable securities		(99)	-
Payments for purchase of intangible assets		(344)	(315)
Payment for business combinations		-	(78)
Net cash used in investing activities		(1,741)	(1,000)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings	7.6.15.3	7	13
Net proceeds from issuance of senior unsecured convertible bonds	7.6.13.3	1,502	-
Repayment of interest-bearing loans and borrowings	7.6.15.3	(119)	(191)
Repayment of issued debt	7.6.15.3	(1,000)	-
Repurchase of common stock		(297)	-
Dividends paid to equity holders of the parent company		(214)	(251)
Dividends paid to non-controlling interests		(6)	(6)
Other financing activities		-	(1)
Net cash from (used in) financing activities		(127)	(436)
Effect of changes in exchange rates		26	(18)
Net cash increase (decrease)		130	(142)
Cash and cash equivalents at the beginning of the period		1,629	1,771
Cash and cash equivalents at the end of the period	7.6.20	1,759	1,629

The accompanying notes are an integral part of these consolidated financial statements

7.6.    Notes to the consolidated financial statements

7.6.1. Corporate information

STMicroelectronics N.V. (“the Company”), with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

The Company and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of products, including discrete and standard components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications as well as Subsystems. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. The Group enables smarter driving by making vehicles safer, more environmentally friendly and more connected. The Group helps make smarter homes, cities, workplaces and factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. The Group enables creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this, the Group’s ensures that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

The Company is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved by the Supervisory Board on March 27, 2018 for submission to the Annual General Meeting of Shareholders.

7.6.2. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and certain other financial assets and liabilities (including derivative financial instruments) that have been measured at fair value. The consolidated financial statements are presented in dollars of the United States of America and all values are rounded to the nearest million ($ million) except when otherwise stated. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

Certain prior year balances have been reclassified to conform to the current year presentation. In the consolidated statement of changes in equity, for the year ended December 31, 2016, the Group has reclassified $396 million from capital surplus to retained earnings. Consequently, the capital surplus balance was modified from $2,433 million to $2,037 million and simultaneously retained earnings increased from $1,064 to $1,460  million to conform the consolidated statement of changes in equity to the Company’s equity.

7.6.3. Statement of compliance

These Consolidated Financial Statements are prepared for Dutch statutory purposes in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. These consolidated financial statements also comply with Article 362.9 of Book 2 of the Dutch Civil Code. For internal and external reporting purposes, the Group applies US GAAP as primary accounting framework.

7.6.4. Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2017.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and continues to be consolidated until the date that such control ceases. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows resulting from intra-group transactions are eliminated in full on consolidation.

Non-controlling interest is the share of equity in a subsidiary not attributable, directly or indirectly, to the parent company. Non-controlling interests are presented separately in the consolidated income statement and within equity in the consolidated statement of financial position, separately from the equity attributable to the equity holders of the parent. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

7.6.5. Changes in accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016, except for the following new amended standards adopted by the Group on or after January 1, 2017:

Amendments to IAS 7 Statement of Cash Flows Disclosure Initiative: The amendments require entities to provide disclosures of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash charges (such as foreign exchange gains or losses). The Group has provided the information in Note 7.6.15.3.

The following amended standards became effective on January 1, 2017 with no impact on the accounting policies, financial position or performance of the Group:

•	Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

•	Improvements to IFRS (2014-2016 cycle)

7.6.6. Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

IFRS 9 Financial Instruments: The IASB completed in 2014 its comprehensive work on the replacement of IAS 39, which included three phases: classification and measurement of financial assets and financial liabilities, with the issuance of the original IFRS 9; impairment of financial assets; and hedge accounting, with the issuance of the corresponding amendments to IFRS 9. The final standard was endorsed by the European Union in November 2016, with January 1, 2018 as effective date. IFRS 9 will introduce changes in the classification and measurement of the Group’s financial assets, together with the assessment of their impairment but with potentially no impact on classification and measurements of financial liabilities. The new approach to hedge accounting will also have an effect on the way hedged transactions and derivatives designated as hedging instruments are reported. The Group is adopting IFRS 9 on January 1, 2018, with no restatement of comparative information. During 2017, the Group performed an impact assessment of all three aspects of IFRS 9. The assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018.

The application of the classification and measurement requirements of IFRS 9 has had no significant impact on the Group’s balance sheet or equity upon adoption. It continues to measure at fair value all financial assets currently held at fair value. Quoted equity securities currently held as available for sale (AFS) with gains and losses recorded in Other Comprehensive Income (OCI), which amounted to $11 million as at December 31, 2017 are measured at fair value through profit or loss under IFRS 9, which may increase in the future volatility in earnings. No material accumulated OCI must be reclassified to retained earnings on these instruments upon adoption. The equity shares in non-listed companies, which amounted to $12 million as at December 31, 2017, are intended to be held for the foreseeable future. No impairment losses were recognized in earnings during prior periods for these investments. The Group has elected to apply the option to present fair value changes in OCI on these instruments, and therefore, the adoption of IFRS 9 has had no significant impact on these instruments. Debt securities currently held as AFS, which amounted to $431 million as at December 31, 2017 are measured at fair value through OCI under IFRS 9, which corresponds to current practice, as the Group expects not only to hold the assets to collect contractual cash flows but also to sell a significant amount on a relatively frequent basis. Loans and receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of these instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for loans and receivables is not required.

IFRS 9 requires the Group to record credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group has elected to apply the simplified approach and record lifetime expected credit losses on trade receivables, with no significant change in the loss allowance as reported as at December 31, 2017. The Group has also determined that, due to the risk-free nature of its loans and receivables other than trade receivables, primarily related to governmental bodies and public institutions with a zero-loss expected credit loss, the adoption of IFRS 9 impairment guidance has had no significant impact on the Group’s balance sheet and equity upon adoption.

The Group has determined that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. As the new guidance does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 has had no significant impact on the Group’s financial statements.

IFRS 15 Revenue from contracts with customers: The new standard on revenue recognition, updated in 2016 with finalized amendments addressing implementation issues, sets forth a single revenue accounting model, which calls to more professional judgment and includes expanded disclosures. According to the new guidance, revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if IFRS 15 is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. IFRS 15, including the amendments on effective date, was ratified by the European Union in September 2016, with January 1, 2018 as effective date. The areas on which IFRS 15 may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; and (iii) allocation of the transaction price based on standalone selling prices. The Group is adopting the new guidance using the modified retrospective method, as allowed, which would result in recognizing the cumulative effect of initially applying the new guidance to arrangements with customers existing as of January 1, 2018 as an adjustment to retained earnings at the date of initial application. Under this approach, prior financial information will not be restated. In the scope of work to implement the recognition and disclosure requirements of the new guidance, the Group included the following main areas: (i) assessment of changes in the timing of revenue recognition, if any; (ii) inclusion of variable consideration in the transaction price; and (iii) allocation of the transaction price based on relative standalone selling prices. The Group assessed the anticipated impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed, the Group was in a position to anticipate substantially similar performance conditions under the amended guidance. As such the new accounting guidance will have no material impact on the Group’s revenue recognition practices, on its consolidated financial position and results of operations.

IFRS 16 Leases: The new standard on lease accounting no longer distinguishes for the lessee between a finance lease and an operating lease. It sets forth a single lease accounting model for virtually all lease contracts. The lessee recognizes a lease liability reflecting future lease payments and a “right of use” asset, as economically, a lease contract is equal to acquiring the right to use an asset with the purchase price paid in installments.

Lessees recognize interest expense on the lease liability and a depreciation charge on the “right of use” asset. The standard includes optional exemptions, as for short-term leases (twelve months or less). If one of the exemptions is elected, the lease contract is accounted for in a way that is similar to current operating lease accounting. Lessor accounting is similar to current practice. However, significant new disclosures are required. IFRS 16 was ratified by the European Union in October 2017, with January 1, 2019 as effective date. The Group will adopt the new guidance when effective under the required modified retrospective method, with certain practical expedients available on a lease-by-lease basis. The Group is in the early stages of its implementation process and is currently assessing its impact on its consolidated financial statements. Additional information regarding lease commitments as at December 31, 2017 can be found in note 7.6.34.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments: The new interpretation addresses the assessment of the supportability of an uncertain tax position based on the merits of the position assuming that the tax authority will have full knowledge of the entity’s position. If an entity concludes that it is probable that the taxing authorities will accept an uncertain tax position that has been taken or is expected to be taken on a tax return, it should determine its accounting for income taxes consistent with that tax treatment. If an entity concludes it is not probable that the treatment will be accepted, it should reflect the effect of the uncertainty in its income tax accounting in the period in which that determination is made. The entity should measure the impact of the uncertainty using the method that best predicts the resolution of the uncertainty; either the most likely amount method or the expected value method. IFRIC 23 has not been ratified by the European Union yet. The Group will adopt IFRIC 23 when effective and is currently assessing its impact on existing tax positions.

The following new standards or interpretations and amended guidance are not expected to have a material impact on the accounting policies, financial position or performance of the Group:

•	IFRS 17: Insurance Contracts

•	IFRIC Interpretation 22: Foreign Currency Transactions and Advance Consideration

•	Amendments to IFRS 2: Classification and Measurement of Share-based Payment Transactions

•	Amendments to IFRS 9: Prepayment Features with Negative Compensation

•	Amendments to IAS 40: Transfers of Investment Property

•	Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures

•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

•	Improvements to IFRS (2015-2017 cycle)

7.6.7. Summary of significant accounting policies

7.6.7.1.        Business combinations and goodwill

The Group applies the acquisition method to account for business combinations. The consideration transferred in a business combination (including any contingent consideration) is measured at fair value. Acquisition-related costs are expensed as incurred.

Each identifiable asset and liability is measured at its acquisition-date fair value. Only components of non-controlling interests that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value.

Goodwill arises when there is a positive difference between:

•	the aggregate of consideration transferred, any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	the net identifiable assets acquired.

Goodwill is initially recorded at cost. If the acquirer has made a gain from a bargain purchase, that gain is recognized in the income statement.

After initial recognition, goodwill is not subject to amortization and is tested at least annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group cash generating units (“CGU”) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less costs of disposal and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain recent technologies, relevant cost structure, the discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

7.6.7.2.        Investments in joint ventures

The Group’s investment in its joint ventures is accounted for using the equity method. A joint venture is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

Under the equity method, the investment in the joint venture is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the result of operations of the joint venture. Where there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity or other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the joint ventures are eliminated to the extent of the interest in the joint venture.

The share of profit (loss) of joint ventures is shown on the face of the income statement on the line “Share of profit (loss) of joint ventures”. This is the profit (loss) attributable to equity holders of the joint ventures and therefore is after tax and non-controlling interests in the subsidiaries of the joint ventures.

The financial statements of the joint ventures are prepared for the same reporting period as the parent company or with not more than a quarter-lag if the joint venture cannot prepare financial statements in a timing compliant with the closing timeframe of the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount in the income statement. To the extent that the recoverable amount of an investment in a joint venture subsequently increases, the Group reverses the impairment previously recorded.

7.6.7.3.        Foreign currency translation

The U.S. dollar is the functional currency for the Company and the presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, certain significant costs are largely incurred in the countries of the Euro zone and other non-US dollar currency areas.

The functional currency of each subsidiary throughout the Group is either the local currency or the U.S. dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the statement of financial position of the Group’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the reporting date. Income and expense items and cash flow items are translated at the prevailing exchange rate in which they are recognized. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of other comprehensive income in the consolidated statement of comprehensive income and the consolidated statement of changes in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the prevailing exchange rate. At each reporting date, balances denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the reporting date. The related exchange gains and losses are recorded in the consolidated income statement as “Other income” or “Other expenses”.

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are distinguished between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in the consolidated income statement as “Finance costs” or “Finance income” below operating income, and other changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equity securities at fair value through profit or loss are recognized in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equity securities classified as available-for-sale are included in other comprehensive income.

7.6.7.4.         Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable from the sale of goods and services, net of value-added tax, returns, discounts and rebates, after eliminating intercompany sales within the Group. Revenue is recognized as follows:

Sales

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized can be measured reliably and it is probable that economic benefits will flow to the Group. Based on the standard shipping terms applied, this usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The Group accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The Group records the accrued amounts in the consolidated income statement as a reduction of “Sales” at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products do not conform, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group records the accrued amounts as a reduction of “Sales” in the consolidated statement of income, using past history and current conditions to form a reasonable estimate of future returns.

The Group records a provision for warranty costs as a charge against “Cost of sales” in the consolidated income statement, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Distribution costs are recorded as “Cost of sales” in the consolidated income statement.

Revenue recognition from the rendering of services that can be measured reliably is based on the stage of completion of the transaction at the reporting date.

Other revenues

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

7.6.7.5.        Other significant categories of income

Funding

The Group receives funding mainly from governmental entities and income is recognized when all contractual conditions for receipt of these funds are fulfilled. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investments, and loans. The Group also benefits from tax credits for R&D activities in several countries (notably in France) as they are generally available to all companies.

Funding for research and development activities

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated income statement. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, in which case the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits (“Crédit Impôt Recherche”) in the French tax jurisdiction. The Group considers the tax credits received from French tax authorities as government grants based on the fact that the tax credits are received independently from tax payments of the Group. The Group recognizes these credits as long-term or short-term receivables depending on the expected time of collection. These credits are deducted from “Research and development” in the consolidated income statement or recorded as a reduction of intangible assets, as described in note 7.6.7.6.

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” in the consolidated statement of financial position and is recognized in the Group’s consolidated income statement according to the depreciation charges of the funded assets during their useful lives. The Group also receives capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges.

When the funding has been classified as a long-term receivable, it is reflected in the statement of financial position at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance income”.

Loans

The Group receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The loans are measured and recognized in accordance with IAS 39. The benefit calculated as the difference between the initial carrying amount of the loans determined in accordance with IAS 39 and the proceeds received is recognized in accordance with the policy described in the preceding paragraphs.

Finance income

Interest income is recognized using the effective interest method. When a loan or a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as finance income. Finance income on impaired loans and receivables are recognized using the original effective interest rate.

7.6.7.6.        Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are expensed as incurred and are reported net of research tax credits received in the French tax jurisdiction, as described in note 7.6.7.5.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group are recognized as “Intangible assets” in the consolidated statement of financial position when it is probable that the project will be a success considering its economic profitability and technological feasibility, and costs can be measured reliably, as described in note 7.6.7.11. Certain research tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when ready for intended use, over their estimated useful lives, not exceeding three years (Refer to note 7.6.7.11. Intangible assets with finite useful lives). Other development costs are expensed as incurred. Development expenditures recognized as expenses are not recognized as assets in a subsequent period. Amortization expense recognized on capitalized development costs in use is recorded as “Cost of sales” in the consolidated income statement. Amortization expense on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research is recorded as “Research and development” in the consolidated income statement.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the consolidated income statement as “Cost of sales” for the amount by which the asset’s carrying amount exceeds its recoverable amount.

7.6.7.7.        Current and deferred income tax

The income tax benefit (expense) in the consolidated income statement for the period comprises current and deferred income tax. Current income tax benefit (expense) represents the income tax benefit expected to be received or the income tax expected to be paid related to the current year loss or income in each individual tax jurisdiction. Items recognized in other comprehensive income or directly in equity are recognized net of tax. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are recorded when appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred tax assets and liabilities are recorded for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Income taxes are recognized as cash flows from operating activities in the consolidated statement of cash flows.

7.6.7.8.        Earnings per share

Basic earnings per share are computed by dividing net result attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net result attributable to the equity holders of the parent (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to unvested shares or stock options granted and convertible debt to the extent such incremental shares are dilutive. Unvested shares with performance conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the reporting date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

7.6.7.9.        Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities of three months or less. They are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Bank overdrafts are not netted against cash and cash equivalents in the consolidated cash flow statement and are shown as part of current liabilities on the consolidated statement of financial position.

7.6.7.10.        Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is a market value as the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

As described in Note 7.6.7.15, the Group hedges a portion of its Euro-denominated front-end manufacturing costs of semi-finished goods as well as certain Singapore dollar-denominated forecasted transactions. The Group does not adjust the initial carrying amount of inventory by the cumulative amount of the hedging instrument fair value changes recorded as other comprehensive income for settled hedging transactions. This component of other comprehensive income is reclassified into earnings when inventory is sold.

The Group performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Indeed, the Group evaluates its product inventory to identify obsolete or slow-selling inventory and records a specific reserve if the Group estimates the inventory will eventually become obsolete. Reserve for obsolescence is estimated for excess uncommitted inventory based on the previous quarter sales, order backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to “Cost of sales” in the consolidated income statement.

7.6.7.11.        Intangible assets with finite useful lives

Intangible assets acquired separately are recognized at cost in the consolidated statement of financial position and include technologies and licenses purchased from third parties and purchased software.

The cost of intangible assets acquired in a business combination is the acquisition-date fair value.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group and internally generated software developed for the Group’s internal use, are recognized as intangible assets when the Group can demonstrate all of the following:

•	the technical feasibility of completing the item under development so that it will be available for use or sale;

•	its intention to complete the item under development and ability to use it or sell it;

•	how the item under development will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and

•	its ability to measure reliably the expenditures attributable to the project during its development.

Refer to section 8.3.11 for composition of Company’s legal reserves, which includes capitalized development costs and internally developed software.

Expenditures incurred on development projects that do not meet these criteria and all research activities are recognized as expenses when incurred.

Development costs are amortized, when the development is complete, on a straight-line basis over the period of their expected benefits, not exceeding three years.

Intangible assets with finite lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Amortization is computed using the straight-line method over their estimated useful lives.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technologies & licenses	Purchased software	Internally developed software	Development costs
Useful lives	Finite	Finite	Finite	Finite
Amortization method used	Straight line basis over estimated useful life / 3-7 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 3 years
Internally generated or acquired	Acquired	Acquired	Internally generated	Internally generated

Intangible assets not ready to use, such as capitalized development expenditures, are tested annually for impairment. The carrying value of intangible assets with finite useful lives and subject to amortization is assessed for impairment at the level of a CGU whenever there is an indication that intangible assets may be impaired. An impairment loss is recognized in the consolidated income statement for the amount by which the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In determining recoverability, the Group usually estimates the value in use based on the projected discounted future cash flows associated with the intangible assets. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value. Prior impairment charges on intangible assets other than goodwill are reviewed for possible reversal at each reporting date.

7.6.7.12.        Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government funding, accumulated depreciation and any impairment losses. Property, plant and equipment acquired in a business combination are recognized at fair value at the acquisition date. Major additions and improvements are capitalized, while minor replacements and repairs are expensed and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated income statement according to their intended use.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Nature of tangible asset	Estimated useful life
Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Group evaluates in each period whether there is a reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Group operates, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The fair value is normally estimated by the Group based on independent market appraisals and the value in use by applying discounted cash-flow procedures. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” or “Other expenses” in the consolidated income statement.

A manufacturing line is composed of several individual equipment which are individually recorded, depreciated and disposed of if needed.

Leasing agreements in which the Group has substantially all the risks and rewards of ownership are classified as finance leases. These leases are included in “Property, plant and equipment” in the consolidated statement of financial position and capitalized at the lower of the fair value of the leased item and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated income statement on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

7.6.7.13.        Financial Assets

7.6.7.13.1.        Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the assets were acquired. The Group determines the classification of its financial assets at initial recognition. The Group did not hold at December 31, 2017 and December 31, 2016 any asset classified as held-to-maturity.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are trading financial assets. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the reporting date. This category also includes trading derivatives, such as foreign currency forward contracts and currency options, including collars, that do not qualify for hedge accounting.

Gains and losses arising from changes in the fair value of the financial assets carried at fair value through profit or loss are presented in the consolidated income statement within “Other income” or “Other expenses” in the period in which they arise, when the transactions for such instruments are related to the Group’s operating activities. Gains and losses arising from changes in fair value of financial assets not related to the operating activities of the Group are presented within “Finance income” and “Finance costs” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are reported as current, except for maturities greater than twelve months after the reporting date, which are classified as non-current. Loans and receivables in the consolidated statement of financial position are trade accounts receivable, other receivables, long-term loans and long-term receivables.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months after the reporting date or if they represent investments of funds available for current operations.

7.6.7.13.2.        Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, are initially recognized at fair value, and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of securities classified as available-for-sale are recognized in other comprehensive income until the investment is derecognized, as described in note 7.6.7.3. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in the consolidated income statement.

The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques, as described in note 7.6.15.5. These include the reference to other instruments that are substantially similar instruments, discounted cash flow analysis and option pricing models with reference indexes, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

7.6.7.13.3.        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

7.6.7.13.4.        Impairment of financial assets

Financial assets classified as available-for-sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity securities are not reversed through the consolidated income statement if the security recovers its value prior to disposal.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as “Finance income” in the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

Financial assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Evidence of impairment may include indications that the debtor is experiencing significant financial difficulty, default or delinquency or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows such as changes in arrears or economic conditions that correlate with defaults.

For financial assets carried at cost such as loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. As a practical expedient, the Group may measure impairment on the basis of an asset’s fair value using observable market prices.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment loss was recognized (such as the improvement in the debtor’s credit rating), the impairment loss is reversed through the income statement.

7.6.7.14.        Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. The accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of provision is a fair approximation of the difference between the asset’s carrying amount and the present value of the estimated cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an impairment account, and the amount of the loss is recognized in the consolidated income statement as “Selling, general and administrative” in the consolidated income statement. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivable. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative” in the consolidated income statement.

In the event of sales of receivables and factoring, the Group derecognizes the receivables and accounts for them as a sale only to the extent that the receivables have been transferred outside the consolidated group and the Group has transferred substantially all the risks and rewards of ownership of the receivables.

7.6.7.15.        Derivative financial instruments and hedging activities

Derivative financial instruments are classified as trading financial instruments unless they are designated as effective hedging instruments. All derivatives are carried as assets when their fair values are positive and as liabilities when their fair values are negative.

Trading derivative financial instruments

The worldwide operations of the Group lead to an exposure to adverse movements in foreign currency exchange rates. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. In addition forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on behalf of STMicroelectronics International N.V. by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties and consequently, these derivatives do not qualify as hedging instruments under the requirements of IAS 39.

The trading derivative financial instruments are initially and subsequently recorded at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement on the line “Other income” or “Other expenses”.

Derivative financial instruments designated as hedge

These instruments correspond to forward currency contracts and currency options, including collars, which are entered into by the Group to hedge exposure to foreign currency fluctuations.

For the purpose of hedge accounting, the hedging transactions are classified as cash flow hedge as they hedge exposure to variability in cash flows of highly probable forecasted transactions.

The following criteria must be in place before the Group will use hedge accounting:

•	at the inception of the transaction, the Group formally documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge;

•	the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes of cash flows of hedged items; and

•	the highly probable forecasted transactions designated as hedged items will ultimately affect the consolidated income statement.

Cash flow hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges a portion of its Euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in Euros, since these transactions are considered highly probable to occur and are closely linked to ultimate transactions with third parties. Additionally the Group hedges certain Singapore dollar-denominated manufacturing forecasted transactions.

Such derivatives financial instruments are initially recognized at fair value. The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized in the consolidated income statement on the line “Other income” or “Other expenses”. Amounts taken to other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects profit or loss (when inventory is sold) on the line “Cost of sales”.

If the forecast transaction is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to the consolidated income statement on the line “Other income” or “Other expenses”. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income are not transferred to the consolidated income statement until the forecasted transaction occurs.

7.6.7.16.        Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

7.6.7.17.        Employee benefits

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. Defined benefit pension plans define amounts of pension benefits that employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized on the line “Employee benefits” in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in profit or loss.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary leaves, the Group bases the measurement of termination benefits on the number of employees accepting the offer. Benefits falling due more than twelve months after the reporting date are discounted to present value.

Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, is determined by reference to the fair value of the awards granted at the date of grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. Non-market performance and service conditions are included in assumptions about the number of instruments that are expected to vest. Any applicable employee social charges are also expensed pro rata over the same period as the share-based compensation expense.

At the end of each reporting period, the Group revises its estimates of the number of instruments that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

7.6.7.18.        Financial Debt

Bank loans

Bank loans are recognized initially at fair value, net of transaction costs incurred, if any. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method within “Finance costs”.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

Finance leases

As described in note 7.6.7.12, the Group leases certain property, plant and equipment. Leases, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases and each lease payment is allocated between the liability and finance cost.

Compound financial instruments

The Group issued in 2014 and 2017 convertible bonds that can be converted to share capital at the option of the holder and that are callable by the Group, in certain events and circumstances, but for which the number of shares to be issued does vary with changes in their fair value.

The issuer’s call option and the holder’s conversion option are embedded non-equity derivative instruments and are recognized separately from the debt host contract. Upon initial recognition, the derivatives are measured at fair value, and the debt is measured as a residual amount. The debt is subsequently measured at amortized cost using the effective interest method. The embedded derivatives are measured at fair value through profit and loss and the changes in fair value are reported on the line “Finance costs” or “Finance income” on the consolidated income statement.

Ordinary share capital

The Company has issued ordinary shares that are classified as equity. Incremental external costs that are directly attributable to the issuance of these shares are recognized in equity, net of tax.

Treasury shares

Own equity instruments which are acquired (treasury shares) are deducted from equity for the consideration paid including any directly attributable incremental costs (net of taxes) and accounted for at weighted average cost. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Dividends on ordinary share capital

Dividends on ordinary shares are recognized as a liability and deducted from equity when they are approved by the Company’s shareholders.

Dividends for the year that are approved after the reporting date are dealt with as an event after the reporting date.

7.6.7.19.        Trade payables

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

7.6.7.20.        Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions primarily comprise provisions for onerous contracts, lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

7.6.7.21.        Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. The Group regularly evaluates claims to determine whether provisions need to be recorded based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

7.6.7.22.        Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (Sole member of Managing Board), under the extensive oversight of the Company’s Supervisory Board, to make decisions about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and part of research and development expenses. In compliance with the Group’s internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

7.6.8.         Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

7.6.8.1.        Income taxes

The Group is required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. The Group needs to assess the income tax expected to be paid or the income tax benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognizes deferred income tax for temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, the Group is required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those, if any. Refer to note 7.6.31.

The Group is also required to assess the likelihood of recovery of its deferred tax assets originated by the net operating losses carried forward. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, the Group’s ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or the Group’s ability to implement prudent and feasible tax planning strategies.

As of December 31, 2017, the Group reported deferred tax assets of $709 million (2016: $681 million) on the consolidated statement. A significant portion of these deferred tax assets was recorded in relation to net operating losses incurred in certain tax jurisdictions. These net operating losses may not be realizable before their expiration, unless the Group is capable of identifying favorable tax strategies.

The Group could reduce the amount of total deferred tax assets, resulting in a decrease in the total assets and, consequently, in equity, if the estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in the assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Group’s ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on the future tax provisions in the periods in which these changes could occur.

7.6.8.2.        Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on observable market prices less incremental costs of disposing the asset, in order to measure the price at which the asset could be sold in an orderly transaction between market participants at the measurement date. In case observable market prices are not available, fair value less costs of disposal could be measured based on data from binding sales transactions in arm’s length transactions of similar assets. For the current period’s annual impairment test, the recoverable amount of the CGUs was determined based on value-in-use calculations. Non-financial assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 7.6.7.1, 7.6.7.6, 7.6.7.11 and 7.6.7.12. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

7.6.8.3.        Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit pension plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. Refer to note 7.6.23.

The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and may significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

7.6.8.4.        Capitalized development costs

Development costs are capitalized in accordance with the accounting policy described in notes 7.6.7.6. and 7.6.7.11. Initial capitalization of costs is based on management’s judgment that economic profitability and technological feasibility is confirmed, usually when a product or technology has reached a certain maturity level in product life cycle model used by the Group. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project and the expected period of benefits. As at December 31, 2017, the carrying amount of capitalized development costs was $983 million (2016: $917 million). Refer to note 7.6.13 for disclosure of amounts capitalized, amortized and impaired during the period.

7.6.8.5.        Inventory obsolescence reserves and normal manufacturing capacity thresholds

Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a periodic basis; therefore, the cost is dependent on the Group’s manufacturing performance. In case of underutilization of the manufacturing facilities, the Group estimates the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. For the year ended December 31, 2017, the unused capacity charges were negligible (2016: $33 million). Market value is the estimated selling price in the ordinary course of business, less applicable selling expenses and cost of completion. Refer to note 7.6.17.

We perform, on a continuous basis, inventory write-offs of products and semi-finished products. The valuation of inventory requires to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory provisions, which would have a negative impact on its gross margin.

7.6.9. Investments in subsidiaries

The following table lists the Company’s consolidated subsidiaries and its percentage ownership as of December 31, 2017:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100

Legal Seat	Name	Percentage ownership (direct or indirect)
Sweden, Jönköping	STMicroelectronics Software AB	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A., in liquidation	100
Switzerland, Geneva	ST New Ventures S.A., in liquidation	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	Atollic, Inc.	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

7.6.10. Investments in joint ventures

Investments in joint ventures as at December 31, 2017 and December 31, 2016 were as follows:

In millions of USD	December 31, 2017		December 31, 2016
	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA, in liquidation	45	50.0%	45	50.0%
Total	45		45

ST-Ericsson SA, in liquidation

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Group sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. In addition, the Group and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2017.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For 2017, the line “Share of profit (loss) of joint ventures” in the Company’s consolidated statement of income included a profit of less than $1 million in relation with ST-Ericsson SA compared to $1 million for 2016.

Other

In the course of 2016, a reserve associated with the indemnity obligation undertaken when selling Numonyx was partially reversed for an amount of $9 million, following a better than anticipated outcome for certain tax items.

7.6.11. Business Combination

On July 28, 2016, the Group completed a transaction to acquire ams’ (SIX: AMS) assets and workforce related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) Reader business. The acquired business, combined with the Group’s secure microcontrollers, positions the Group for a significant growth opportunity, with a complete portfolio of best-in-class technologies, products and competencies that comprehensively address the full range of the NFC and RFID markets for a wide customer base.

The Group acquired intellectual property, technologies, products and business highly complementary to its secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets. As part of the transaction, 46 technical experts from ams have also been transferred to the Group.

This transaction has been accounted for as a business combination. The activities of this business are included in the Microcontrollers and Digital ICs Group (MDG) operating segment. The purchase price allocation was finalized in the fourth quarter of 2016 and did not result in any adjustments to the preliminary allocation performed in the third quarter of 2016. The fair value of the identifiable assets and assumed liabilities acquired from ams at acquisition date were as follows:

Fair value recognized at acquisition date
In millions of USD
Property, plant and equipment	2
Technology	6
In-process R&D	40
Goodwill	42
Total net assets at fair value	90
Purchase consideration	90

The purchase consideration includes a cash payment of $78 million and the acquisition-date fair value of a sales earn-out of $12 million which in any case will not exceed $37 million. Goodwill on this transaction arises principally due to the value of the assembled workforce.

7.6.12. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As at December 31, 2017
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	81	-	81
Buildings	897	(480)	417
PP&E under finance lease	20	(20)	-
Facilities and leasehold improvements	3,074	(2,778)	296
Machinery and equipment	14,646	(12,566)	2,080
Computer and R&D equipment	398	(351)	47
Furniture and other tangible fixed assets	118	(99)	19
Construction in progress	284	-	284
Total	19,518	(16,294)	3,224

	As at December 31, 2016
	Gross value	Accumulated depreciation	Net value
Land	73	-	73
Buildings	793	(412)	381
PP&E under finance lease	18	(18)	-
Facilities and leasehold improvements	2,713	(2,474)	239
Machinery and equipment	12,790	(11,397)	1,393
Computer and R&D equipment	362	(324)	38
Furniture and other tangible fixed assets	105	(96)	9
Construction in progress	159	-	159
Total	17,013	(14,721)	2,292

Changes in the net carrying amount of property, plant and equipment are detailed as follows:

In millions of USD	Lands	Buildings	Finance leases	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Furniture / other tangible assets	Construction in progress	Total
Balance as at December 31, 2015	75	412	-	264	1,477	38	5	55	2,326
Additions	-	1	-	18	359	15	7	239	639
Business combination	-	-	-	-	-	2	-	-	2
Transfers	-	-	-	32	102	-	-	(134)	-
Transfer to assets held for sale	-	-	-	-	(3)	-	-	-	(3)
Disposals	-	-	-	-	(3)	-	(2)	-	(5)
Impairment / Write-offs	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(24)	-	(67)	(526)	(17)	(1)	-	(635)
Foreign currency translation	(2)	(8)	-	(8)	(13)	-	-	(1)	(32)
Balance as at December 31, 2016	73	381	-	239	1,393	38	9	159	2,292
Additions	2	24	-	35	706	22	8	592	1,389
Business combination	-	-	-	-	-	-	-	-	-
Transfers	-	3	-	61	416	-	3	(483)	-
Transfer to assets held for sale	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-
Impairment / Write-offs	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(25)	-	(60)	(506)	(16)	(2)	-	(609)
Foreign currency translation	6	34	-	21	71	3	1	16	152
Balance as at December 31, 2017	81	417	-	296	2,080	47	19	284	3,224

In the year ended December 31, 2017, capital investment funding totaled $2 million (2016: $15 million) and were accounted for as a reduction of the gross value of related tangible assets. The impact of capital funding on depreciation expense for the year ended December 31, 2017 is a reduction of $7 million (2016: $6 million). In 2017, the Group sold property, plant and equipment for cash proceeds of $3 million (2016: $4 million).

7.6.13. Intangible assets

Intangible assets consisted of the following:

	As at December 31, 2017
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	668	(566)	102
Purchased software	253	(214)	39
Internally developed software	187	(169)	18
Contractual customer relationships	1	(1)	-
Capitalized development costs	2,327	(1,344)	983
Technologies and software in progress	50	-	50
Other intangible assets	65	(65)	-
Total	3,551	(2,359)	1,192

	As at December 31, 2016
	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	618	(534)	84
Purchased software	227	(188)	39
Internally developed software	180	(160)	20
Contractual customer relationships	1	(1)	-
Capitalized development costs	2,091	(1,174)	917
Technologies and software in progress	51	-	51
Other intangible assets	65	(65)	-
Total	3,209	(2,098)	1,111

In the year ended December 31, 2017, specific project-related funding totaled $24 million (2016: $23 million) and were accounted for as a reduction of the gross value of related capitalized development costs.

Changes in the net carrying amount are detailed as follows:

In millions of USD	Purchased technologies and licenses	Purchased software	Internally developed software	Capitalized development costs	Technologies and software in progress	Total
Balance as at December 31, 2015	82	42	24	855	18	1,021
Additions	16	9	-	273	24	322
Business combination	6	-	-	-	40	46
Disposals	-	-	-	-	(1)	(1)
Impairment / Write-offs	-	-	-	(67)	(4)	(71)
Transfer	11	10	5	-	(26)	-
Amortization expense	(31)	(22)	(9)	(144)	-	(206)
Foreign currency translation	-	-	-	-	-	-
Balance as at December 31, 2016	84	39	20	917	51	1,111
Additions	26	7	-	274	42	349
Business combination	-	-	-	-	-	-
Disposals	-	-	-	-	(4)	(4)
Impairment / Write-offs	-	-	-	(35)	-	(35)
Transfer	20	12	7	-	(39)	-
Amortization expense	(28)	(19)	(9)	(173)	-	(229)
Foreign currency translation	-	-	-	-	-	-
Balance as at December 31, 2017	102	39	18	983	50	1,192

For the year ended December 31, 2017, additions of intangible assets amounted to $349 million (2016: $368 million, of which $46 million were acquired through business combinations).

The 2017 amortization expense included $179 million (2016: $152 million) in costs of sales, $27 million (2016: $29 million) in research and development and $23 million (2016: $25 million) in selling, general and administrative.

Development costs capitalized on projects that are still in progress and therefore not yet amortized amounted to $484 million as at December 2017 (2016: $682 million). Following the annual impairment test performed in the second half of 2017, no impairment was recorded on intangible assets not ready for use for any of the Group CGUs. The key-assumptions used for value-in-use calculations are based on the most recent budget of each CGU tested. Management determined budgeted gross margin based on past performance, and its expectations for the market development.

The impairment and write-offs for 2017 amounted to $35 million, entirely recorded in costs of sales, and are resulting from write-offs of capitalized development costs related to certain projects that were cancelled. The impairment and write-offs for 2016 amounted to $71 million, of which $67 million recorded in costs of sales and $4 million in research and development, and are mainly resulting from write-offs of capitalized development costs related to certain projects that were cancelled.

7.6.14. Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog, MEMS and Sensors Group (AMS)	Total
As at January 1, 2017	-	96	2	98
Foreign currency translation	-	7	-	7
As at December 31, 2017	-	103	2	105

As described in Note 7.6.26, commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). This segment reallocation did not impact goodwill.

As described in Note 7.6.11, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of a $42 million goodwill which has been included in the MDG segment to align the goodwill for the acquired businesses with the segment for which their activities will be reported.

As at December 31, 2017, the gross value of goodwill was $150 million (2016: $143 million) and the accumulated impairment was $45 million (2016: $45 million).

Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets and management’s best estimates about future developments, as well as market and customer assumptions.

Following the annual impairment test performed in the second half of 2017, no goodwill impairment was recorded for any of the Group’s CGUs. For the annual impairment test performed during the second half of 2017, the key-assumptions used for value-in-use calculations are based on the most recent five-year plan of each CGU tested. The average perpetuity growth rate was 1.5% and discount rate is pre-tax and inferred from the observable volatility of share prices for comparable companies in the semiconductor industry, and amounted to 9.4%. These assumptions have been used, as applicable, for the analysis of each CGU within the operating segments. Management determined budgeted gross margin based on past performance, and its expectations for the market development. The average yearly growth rates used are consistent with the forecast included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

7.6.15. Other financial assets and financial liabilities

7.6.15.1.        Other financial assets

In millions of USD	December 31, 2017	December 31, 2016
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	442	346
Available-for-sale investments – unquoted equity securities	12	12
Other	9	9
Total other financial assets	463	367
Current	431	335
Non-current	32	32
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	15	-
Currency collars	8	-
Derivatives not designated as hedges
Foreign exchange forward contracts	13	2
Currency collars	5	-
Embedded call option	12	9
Total derivatives financial instruments	53	11
Current	41	2
Non-current	12	9
Total other financial assets (including derivatives)	516	378
Total current	472	337
Total non-current	44	41

Movements in other financial assets (excluding derivatives) recorded in 2017 are summarized as follows:

In millions of USD	Jan 1, 2017	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase / Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2017
Government bonds issued by the U.S. Treasury	335	(3)	-	99	-	-	-	431
Quoted equity instruments	11	-	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	346	(3)	-	99	-	-	-	442
Available-for-sale investments – unquoted equity securities	12	-	-	-	-	-	-	12
Other trading financial assets	9	-	-	-	-	-	-	9
Total other financial assets (excluding derivatives)	367	(3)	-	99	-	-	-	463
*OCI:	Other comprehensive income

Movements in other financial assets (excluding derivatives) recorded in 2016 are summarized as follows:

In millions of USD	Jan 1, 2016	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase / Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2016
Government bonds issued by the U.S. Treasury	335	-	-	-	-	-	-	335
Quoted equity instruments	11	-	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	346	-	-	-	-	-	-	346
Available-for-sale investments – unquoted equity securities	13	-	-	-	-	(1)	-	12
Restricted cash	4	-	-	-	(4)	-	-	-
Other trading financial assets	8	-	-	1	-	-	-	9
Total other financial assets (excluding derivatives)	371	-	-	1	(4)	(1)	-	367
*OCI:	Other comprehensive income

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2017, the Group held $431 million in U.S. Treasury debt securities. In 2017, the Group acquired $99 million U.S. Treasury Bills, which were transferred to a financial institution with high credit quality as part of a short-term securities lending transaction in compliance with the Group’s policy to optimize the return on its short-term interest rate investments. The Group, acting as the securities lender, does not hold any collateral on this unsecured securities lending transaction. The Group retains effective control on the transferred securities. The lending transaction has a renewable 35-day duration. The debt securities have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.9 years. The debt securities were reported as current assets on the consolidated balance sheet as at December 31, 2017, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2017. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

As at December 31, 2017, the Group also had investments in quoted equity securities for an aggregate value of $11 million (December 31, 2016: $11 million).

7.6.15.2.         Other financial liabilities

In millions of USD	December 31, 2017	December 31, 2016
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	-	20
Currency collars	-	7
Derivatives not designated as hedges
Foreign exchange forward contracts	1	13
Currency collars	-	5
Embedded conversion option	571	170
Total other financial liabilities (including derivatives)	572	215
Total current	1	45
Total non-current	571	170

7.6.15.3.        Interest-bearing loans and borrowings

In millions of USD	December 31, 2017	December 31, 2016
Funding program loans from European Investment Bank:
2.56% due 2020, floating interest rate at Libor + 1.199%	38	50
2.56% due 2020, floating interest rate at Libor + 1.056%	83	110
0.59% due 2020, floating interest rate at Euribor + 0.917%	45	53
2.09% due 2021, floating interest rate at Libor + 0.525%	120	150
2.22% due 2021, floating interest rate at Libor + 0.572%	115	144
Dual tranche senior unsecured convertible bonds:
Zero-coupon, due 2019 (Tranche A)	-	564
1.0% due 2021 (Tranche B)	-	365
Zero-coupon, due 2022 (Tranche A)	655	-
0.25% due 2024 (Tranche B)	617	-
Other Funding program loans:
0.31% (weighted average), due 2018-2023, fixed interest rate	20	14
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	-	1
0.41% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	1	2
Total interest-bearing loans and borrowings	1,695	1,454
Total current	118	117
Total non-current	1,577	1,337

Interest-bearing loans and borrowings are denominated in the following currencies:

In millions of USD	December 31, 2017	December 31, 2016
U.S. Dollars	1,628	1,383
Euros	67	71
Total	1,695	1,454

The European Investment Bank’s loans denominated in Euro, but drawn in USD, are classified as USD denominated debt.

Aggregate future maturities of interest-bearing loans and borrowings outstanding, excluding repayments of coupons and interests, are as follows:

In millions of USD	December 31, 2017	December 31, 2016
2017	-	117
2018	118	115
2019	118	714
2020	118	114
2021	62	461
2022	753	2
Thereafter	753	2
Total	1,922	1,525

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

Senior convertible bonds

On July 3, 2014, the Company issued $1,000 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bore a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponds to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. On October 2, 2017, the conversion price was adjusted up to 1.16% on Tranche B, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,178 equivalent shares per each $200,000 bond par value. The bonds were convertible by the bondholders or were callable by the issuer upon certain conditions, in both cases on a full-cash, full-shares or net-share settlement basis at issuer’s decision. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1 billion total proceeds. The value of the issuer’s call option was nil at initial recognition. The value of the holder’s conversion option was estimated at $118 million at issuance date, which determined the initial recognition of the liability component at $882 million. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totalling $6 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

In the second quarter of 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. The remainder amount of $2 million was early redeemed in cash by the Company. Each conversion exercised by the bondholders was net-share settled, upon the Company’s election. As a result, the Company settled $600 million in cash and approximately 13.0 million shares from treasury shares. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2017. The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche A liability component, as measured at amortized cost prior to settlement, amounted to $574 million. The holder’s conversion option totalled $216 million and was measured based on the intrinsic value of the option. The fair value measurement of the non-equity embedded derivative instruments and the extinguishment of the liability component against the $600 million cash paid generated a charge of $154 million reported on the line “Finance costs” on the consolidated income statement for the year ended December 31, 2017.

Between September 13, 2017 and October 10, 2017, bondholders exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds. On October 11, 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B on November 10, 2017. As a consequence, bondholders exercised their conversion rights for $59 million nominal value on the remaining $60 million of the Tranche B. The remainder amount of $1 million was early redeemed in cash by the Company. As the Company elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, the Company settled $400 million in cash and approximately 13.7 million shares from treasury shares. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2017. The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche B liability component, as measured at amortized cost prior to settlement, amounted to $370 million. The holder’s conversion option totalled $293 million and was measured based on the intrinsic value of the option. The fair value measurement of the non-equity embedded derivative instruments and the extinguishment of the liability component against the $400 million cash paid generated a charge of $247 million reported on the line “Finance costs” on the consolidated income statement for the year ended December 31, 2017.

On July 3, 2017, the Company issued $1,500 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Group.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was nil at initial recognition. The value of the holder’s conversion option was estimated at $248 million at issuance date, which determined the initial recognition of the liability component at $1,261 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totalling $7 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method and amounted to $1,272 million as at December 31, 2017.

The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the conversion option was $571 million as at December 31, 2017, which generated a change in fair value of $323 million reported on the line “Finance costs” on the consolidated income statement for the year ended December 31, 2017. The value of the issuer’s call option amounted to $12 million as at December 31, 2017, which generated a change in fair value of $12 million reported on the line “Finance income” on the consolidated income statement for the year ended December 31, 2017.

Reconciliation of liabilities arising from financing activities

The reconciliation for the year ended December 31, 2017 is as follows:

In millions of USD	Interest- bearing loans and borrowings	Other non-current financial liabilities	Interest- bearing loans and borrowings – current portion	Total
December 31, 2016	1,337	170	117	1,624
Cash flows	261	248	(119)	390
Non-cash changes:
Accreted finance costs	34	-	-	34
Settlement	57	(508)	-	(451)
Fair value changes	-	661	-	661
Reclassification	(118)	-	118	-
Foreign currency translation	6	-	2	8
December 31, 2017	1,577	571	118	2,266

Credit facilities

The Group had unutilized committed medium-term credit facilities with core relationship banks totalling $580 million as of December 31, 2017.

The Group also has two long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $166 million remained outstanding as of December 31, 2017. The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $235 million was outstanding as of December 31, 2017.

In August 2017, the Group signed a new medium term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of December 31, 2017, no amount was drawn as part of this new credit facility.

7.6.15.4.        Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The notional amount of these financial instruments amounted to $1,177 million in 2017 (2016: $887 million). The principal currencies covered at the end of the year 2017 are the Euro, the Singapore dollar, the Swiss franc, the China Yuan Renminbi, the Japanese yen, the Indian rupee, the Malaysian ringgit, the South Korean won, the British pound and the Philippines peso.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2017 have remaining terms of 3 days to 12 months, maturing on average after 62 days.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2016 have remaining terms of 3 days to 19 months, maturing on average after 100 days.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

For the year ended December 31, 2017, the Group recorded a decrease in cost of sales of $16 million (2016: increase of $7 million) related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the lines “Other income” or “Other expenses” for the years ended December 31, 2017 and 2016.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge amounted to $860 million (2016: $858 million). The forecasted transactions hedged at December 31, 2017 were determined to be highly probable of occurring.

As at December 31, 2017, a net $30 million of deferred gains on derivative instruments were included in the cash flow hedge reserve in equity, all of which were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted semi-finished manufacturing costs.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2017 have remaining terms of 4 days to 12 months, maturing on average after 111 days.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2016 have remaining terms of 4 days to 18 months, maturing on average after 152 days.

As at December 31, 2017, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	352	130
Currency collars	284	-

As at December 31, 2016, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	347	123
Currency collars	387	-

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Group may be exposed to equity security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2017 assets totaling $13 million (a gross amount of $14 million recognized assets offset with a liability of $1 million). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $28 million and liabilities of $1 million as at December 31, 2017.

7.6.15.5.        Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Financial assets
Trade accounts receivable	1,149	939	1,149	939
Other receivables and assets	384	309	384	309
Available-for-sale financial investments	454	358	454	358
Other financial assets	62	20	62	20
Cash equivalents(1)	1,303	960	1,303	960
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	423	525	423	525
Senior unsecured convertible bonds(2)	1,272	929	1,860	1,127
Other non-current financial liabilities	571	170
Trade accounts payable	893	620	893	620
Other payables and accrued liabilities	340	273	340	273
Other current financial liabilities	1	45	1	45
(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)	The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 and outstanding at December 31, 2017 corresponds to the liability component only, since, at initial recognition, an amount of $248 million was separately recognized as an embedded derivative financial instruments. For amounts reported for the year ended December 31, 2016, the carrying amount of the senior unsecured convertible bonds issued on July 3, 2014 and net-share settled in 2017 corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•	For trade accounts receivable, cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Available-for-sale financial investments:

¡	The fair value of quoted debt and equity securities is determined based upon quoted market prices for identical instruments.

¡	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.

•	The fair value of interest-bearing loans and borrowings, excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements.

•	The senior unsecured convertible bonds issued on July 3, 2014 and outstanding as at December 31, 2016 and the senior unsecured convertible bonds issued on July 3, 2017 and outstanding as at December 31, 2017 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance and until settlement for the bonds issued on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivative instruments is determined based upon quoted market prices for similar instruments.

•	Other non-current financial liabilities correspond to the bondholders’ conversion option embedded in the senior unsecured convertible bonds issued on July 3, 2014 for the amount reported as at December 31, 2016 and to the bondholders’ conversion option embedded in the senior unsecured convertible bonds issued on July 3, 2017 for the amount reported as at December 31, 2017. Other financial assets as at December 31, 2016 include the value of the issuer’s call option of the senior unsecured convertible bonds issued on July 3, 2014 and net-share settled in 2017, which amounted to $9 million as at December 31, 2016 and was nil at inception. Other financial assets as at December 31, 2017 include the value of the issuer’s call option of the senior unsecured convertible bonds issued on July 3, 2017, which amounted to $12 million as at December 31, 2017 and was nil at inception. These embedded derivative instruments were measured at fair value based on an income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2017, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2017	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Trading derivatives:
Foreign exchange forward contracts	13	-	13	-
Currency collars	5	-	5	-
Trading securities	9	9	-	-
Embedded call option	12	-	-	12
Cash Flow Hedges
Foreign exchange forward contracts	15	-	15	-
Currency collars	8	-	8	-
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Government bonds issued by the U.S. Treasury	431	431	-	-
Equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	12	-	-	12
Total assets	516	451	41	24
Liabilities measured at fair value
Contingent consideration on business combination	12	-	-	12
Derivatives at fair value through profit or loss:
Foreign exchange forward contracts	1	-	1	-
Currency collars	-	-	-	-
Embedded conversion option	571	-	-	571
Total liabilities	584	-	1	583

During the reporting period ending December 31, 2017, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

As at December 31, 2016, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2016	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Trading derivatives:
Foreign exchange forward contracts	2	-	2	-
Trading securities	9	9	-	-
Embedded call option	9	-	-	9
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Government bonds issued by the U.S. Treasury	335	335	-	-
Equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	12	-	-	12
Total assets	378	355	2	21
Liabilities measured at fair value
Contingent consideration on business combination	12	-	-	12
Derivatives at fair value through profit or loss:
Foreign exchange forward contracts	13	-	13	-
Currency collars	5	-	5	-
Embedded conversion option	170	-	-	170
Cash flow hedges:
Foreign exchange forward contracts	20	-	20	-
Currency collars	7	-	7	-
Total liabilities	227	-	45	182

During the reporting period ending December 31, 2016, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;

•	The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

Financial instruments in Level 3

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and December 31, 2017 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2017	(161)
Contingent consideration on business combination	-
Extinguishment of the embedded conversion option of the convertible bonds issued on July 3, 2014 and net-share settled in 2017	170
Extinguishment of the embedded call option of the convertible bonds issued on July 3, 2014 and net-share settled in 2017	(9)
Embedded non-equity derivative instruments recognized at inception on the convertible bonds issued on July 3, 2017	(248)
Change in fair value of the bondholders’ conversion option of the convertible bonds issued on July 3, 2017	(323)
Change in fair value of the issuer’s call option of the convertible bonds issued on July 3, 2017	12
As at December 31, 2017	(559)
Amount of net losses included in the 2017 income statement attributable to assets (liabilities) still held at the reporting date	(311)

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on July 3, 2017 included the following inputs:

•	The risk-free interest rate for comparable maturities;

•	The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;

•	The exercise price;

•	The dividend expected to be paid on the Company’s ordinary shares over the life of the option;

•	The volatility of the Company’s ordinary shares; and

•	The duration of the option.

Volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of the valuation of the embedded derivative instruments outstanding as at December 31, 2017:

In millions of USD	December 31, 2017
Asset (liability) value at issuance on July 3, 2017	(248)
Gains (losses) recognized in the consolidated income statement	(311)
Asset (liability) value as at December 31, 2017	(559)

The change in fair value amounting to $12 million on the embedded call option was reported as “Finance income” in the consolidated income statement for the year ended December 31, 2017. The change in fair value amounting to $323 million on the embedded conversion option was reported as “Finance costs” in the consolidated income statement for the year ended December 31, 2017.

The prices of the bondholders’ conversion option are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion option in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of the Company’s ordinary shares	-10 p.p.	-8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(117)	(92)	(55)	65	100	123
Net carrying amount of the embedded conversion option	454	479	516	636	671	694

For more information about sensitivity to the stock price, refer to note 7.6.35.

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and December 31, 2016 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2016	(56)
Change in fair value of the embedded derivative instruments	(105)
As at December 31, 2016	(161)
Amount of total losses included in the 2015 income statement attributable to assets (liabilities) still held at the reporting date	(105)

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

7.6.16. Other non-current assets

Non-current loans and receivables consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Long-term receivables related to funding	10	8
Long-term receivables related to tax refunds	407	380
Other assets	37	26
Total	454	414

These non-current receivables are all due within 5 years from the balance sheet date except certain receivables related to funding which are expected to be received beyond 5 years.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Group in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Other assets are composed of individually insignificant amounts as at December 31, 2017 and December 31, 2016.

Long-term receivables are reflected in the statement of financial position at their amortized cost. The fair value of long-term receivables related to funding amounts to $10 million. No long-term loans and receivables were past due but not impaired.

The carrying amounts of the Group’s non-current loans and receivables are denominated in the following currencies:

In millions of USD	December 31, 2017	December 31, 2016
US dollar	2	4
Euro	449	408
Japanese Yen	2	2
Other currencies	1	-
Total	454	414

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

7.6.17. Inventories

Inventories consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Raw materials	125	81
Work-in-process	787	756
Finished products	423	336
Total	1,335	1,173

Write-offs of inventories were recognized in cost of sales as an expense and amounted to $81 million in 2017 (2016: $87 million).

The carrying amount of inventories is presented net of a provision for slow-moving items of $71 million as at December 31, 2017 (2016: $71 million).

7.6.18. Trade accounts receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Trade accounts receivable	1,164	951
Provision for impairment of trade receivables	(15)	(12)
Total	1,149	939

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2017 and 2016, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

The carrying value less provision for impairment of trade receivables is assumed to approximate the fair values of the trade receivables due to their short-term nature. Doubtful account expense is reported as selling, general and administrative expenses in the income statement. The individually impaired receivables mainly relate to customers, who are unexpectedly in difficult economic situations; a portion of such receivables is expected to be recovered.

Movements in the provision for impairment of trade receivables are as follows:

In millions of USD	December 31, 2017	December 31, 2016
Beginning of period	12	7
Additions	3	5
Reversals	-	-
End of period	15	12

Amounts charged to the provision account are generally written-off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the fair value of trade accounts receivable net of impairment. In 2017, the Group’s largest customer, Apple, represented 10.5% of consolidated net revenues, reported in the ADG, AMS and MDG segments, while no customers represented over 10% of consolidated net revenues in 2016.

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

As at December 31, 2017 and 2016, the ageing analysis of trade receivables is as follows:

			Past due but not impaired
In millions of USD	Total	Neither past due nor impaired	Less than a month	Between 1 and 6 months	Over 6 months
2017	1,149	1,100	43	6	-
2016	939	907	27	3	2

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

In millions of USD	December 31, 2017	December 31, 2016
US dollar	1,041	849
Euro	45	45
Japanese Yen	73	52
Other currencies	5	5
Total	1,164	951

As at December 31, 2017 and 2016, there were no trade accounts receivable sold without recourse.

7.6.19. Other receivables and assets

Other receivables and assets consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Receivables from government agencies	161	150
Advances	35	28
Prepayments	39	47
Other indirect tax receivable	94	39
Other current assets	55	45
Total	384	309

The carrying amounts are assumed to approximate fair value. Other receivables do not contain significant impaired assets. These related mainly to receivables from government agencies for which there is no recent history of default.

The carrying amounts of the Group’s other receivables are denominated in the following currencies:

In millions of USD	December 31, 2017	December 31, 2016
US dollar	49	65
Euro	296	207
Other currencies	39	37
Total	384	309

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. The maximum exposure to credit risk at the reporting date is the carrying amount of other receivables.

7.6.20. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Cash at bank and in hand	456	669
Money market deposits with banks	1,303	960
Total	1,759	1,629

7.6.21. Equity

7.6.21.1.        Outstanding shares

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2017, the number of common shares issued was 911,110,420 shares (December 31, 2016: 911,030,420 shares).

As of December 31, 2017, the number of common shares outstanding was 896,590,286 shares (December 31, 2016: 883,410,506 shares).

7.6.21.2.        Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

In October 2016, the Group extended for another 10-year period the existing option agreement with Stichting Continuiteït ST. There were no preference shares issued as of December 31, 2017 and December 31, 2016 respectively.

7.6.21.3.        Treasury shares

Following the authorization by the Supervisory Board, announced on April 2, 2008, the Group acquired 29.5 million shares of its common stock in 2008, reflected at cost, as a reduction of the stockholders’ equity. Pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Group repurchased 20.0 million shares of its common stock in 2014 under the buy-back program, reflected at cost, as a reduction of the stockholders’ equity. Additionally, pursuant to a resolution passed at the shareholders’ meeting held on June 20, 2017 and announced on June 22, 2017, the Group repurchased 18.6 million shares of its common stock for a total of $297 million under the share buy-back program, reflected at cost, as a reduction of the stockholders’ equity.

In the second half of 2017, the Group delivered 26.8 million shares from its treasury shares following the conversion of the Tranche A and Tranche B of the convertible bonds issued on July 3, 2014.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of December 31, 2017, 40,198,271 of these treasury shares were transferred to employees under the Group’s share based remuneration programs, of which 4,897,965 in the year ended December 31, 2017.

As of December 31, 2017, the Company owned a number of treasury shares equivalent to 14,520,134 compared to 27,619,914 as of December 31, 2016.

7.6.21.4.        Unvested share awards for the Supervisory Board

On an annual basis and until the year 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) used to grant stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board (“The Supervisory Board Plan”). The awards were granted at the nominal value of the share of €1.04 (exercise price of the option). The options granted under the Supervisory Board Plan vest and become exercisable immediately, while the shares resulting from these awards vest and therefore become available for trade evenly over three years (one third every year), with no market, performance or service conditions.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of Grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted
2014	No options granted
2015	No options granted
2016	No options granted
2017	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2017 and December 31, 2016 is presented below:

Year of grant	Outstanding as of 31.12.2015	Exercised	Outstanding as of 31.12.2016	Exercised	Outstanding as of 31.12.2017
2006	3,000	(3,000)	-	-	-
2007	19,500	(12,000)	7,500	(7,500)	-
2008	39,000	(15,000)	24,000	(7,500)	16,500
2009	45,000	(10,000)	35,000	(12,500)	22,500
2010	45,000	-	45,000	(15,000)	30,000
2011	82,500	(15,000)	67,500	(15,000)	52,500
2012	95,000	(7,500)	87,500	(22,500)	65,000

The total intrinsic value of options exercised during the year 2017 amounted to $1 million compared to less than $1 million for the year 2016. The total intrinsic value of options outstanding as of December 31, 2017 amounted to $4 million.

At 2013 AGM held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

7.6.21.5.        Unvested share awards for the Employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for services under the Employee Plan. There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, whose vesting is subject to performance conditions. For the plans

2013, 2014, 2015 and 2017, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted and of one internal target (cash flow compared to budget for the plans 2013 and 2014 and return on net assets compared to budget for the plan 2015 and 2017), weighting for one third of the total number of awards granted. For the plan 2016, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for 80% of the total number of awards granted and of two internal targets (days of sales outstanding compared to the budget and return on net assets compared to budget), weighting for 20% of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant). In addition, in 2013, 2014, 2015, 2016 and 2017, there was a Special Bonus granted to the Group’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of Grant	Allocations under	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 22, 2013	2013 CEO Special Bonus	63,848	-	-
July 22, 2014	2014 CEO Special Bonus	34,483	-	-
July 22, 2014	2014 Employee Plan	6,458,435	-	(1,939,222)
December 18, 2014	2014 Employee Plan	500,775	-	(31,332)
March 24, 2015	2015 CEO Special Bonus	53,369	-	-
July 27, 2015	2015 Employee Plan	6,591,200	-	(1,961,886)
December 15, 2015	2015 Employee Plan	370,920	-	(29,078)
April 26, 2016	2016 CEO Special Bonus	69,165	-	-
July 26, 2016	2016 Employee Plan	6,621,100	-	(1,628,376)
December 19, 2016	2016 Employee Plan	376,800	-	(53,900)
June 20, 2017	2017 CEO Special Bonus	22,883	-	-
July 25,2017	2017 Employee Plan	7,634,475	-	-
December 22, 2017	2017 Employee Plan	347,160	-	-

A summary of the unvested share activity for the year December 31, 2017 is presented below:

Allocation under	Outstanding as at December 31, 2016	Granted	Forfeited / waived	Lost on failed vesting conditions	Vested	Outstanding as at December 31, 2017
2013 CEO Special Bonus	7,095	-	-	-	(7,095)	-
2014 CEO Special Bonus	11,495	-	-	-	(11,495)	-
2014 Employee Plan	1,611,453	-	(7,253)	-	(1,604,200)	-
2015 CEO Special Bonus	35,579	-	-	-	(17,790)	17,789
2015 Employee Plan	3,170,739	-	(24,694)	-	(1,515,261)	1,630,784
2016 CEO Special Bonus	69,165	-	-	-	(23,055)	46,110
2016 Employee Plan	5,292,144	-	(62,179)	-	(1,717,119)	3,512,846
2017 CEO Special Bonus	-	22,883	-	-	-	22,883
2017 Employee Plan	-	7,981,635	(32,175)	-	(1,950)	7,947,510
Total	10,197,670	8,004,518	(126,301)	-	(4,897,965)	13,177,922

The grant date fair value of unvested shares granted to the CEO under the 2013 CEO Special Bonus Plan was $9.35. On the 2013 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to the CEO under the 2014 CEO Special Bonus Plan was $9.35. On the 2014 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The weighted average grant date weighted average fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23. On March 24, 2015, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2014 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2015 CEO Special Bonus Plan was $9.78. On the 2015 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The weighted average grant date fair value of unvested shares granted to employees under the 2015 Employee Plan was $7.62. On April 26, 2016, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2015 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2016 CEO Special Bonus Plan was $5.36. On the 2016 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The weighted average grant date fair value of unvested shares granted to employees under the 2016 Employee Plan was $6.37. On March 28, 2017, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two performance conditions were fully met. Consequently, the compensation expense recorded on the 2016 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions — 45% of the awards granted, representing the weight of the two performance conditions met, will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2017 CEO Special Bonus Plan was $14.44. On the 2017 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The weighted average grant date fair value of unvested shares granted to employees under the 2017 Employee Plan was $16.52. On March 27, 2018, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, three performance conditions were fully met. Consequently, the compensation expense recorded on the 2017 Employee Plan reflects the statement that — for the portion of the shares subject to performance conditions — 100% of the awards granted will fully vest, as far as the service condition is met.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated income statement for the year ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Cost of sales	12	7
Selling, general and administrative	31	17
Research and development	18	14
Total pre-payroll tax and social contribution compensation	61	38

The fair value of the shares vested in 2017 was $38 million compared to $42 million for 2016.

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $3 million as of December 31, 2017, compared to $2 million as of December 31, 2016. As of December 31, 2017 there was $102 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $3 million for the year ended December 31, 2017 compared to $2 million for the year ended December 31, 2016.

7.6.21.6.        Other reserves

Other reserves include the following components as at December 31, 2017:

In millions of USD	Share-based compensation reserve	Available- for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Employee benefit plan reserve	Total other reserves
As at December 31, 2015	608	1	(21)	520	(138)	970
Share-based compensation expense for the year	39	-	-	-	-	39
Net movement recognized in the statement of comprehensive income	-	-	(11)	(58)	(9)	(78)
As at December 31, 2016	647	1	(32)	462	(147)	931
Share-based compensation expense for the year	66	-	-	-	-	66
Net movement recognized in the statement of comprehensive income	-	(3)	61	223	(9)	272
As at December 31, 2017	713	(2)	29	685	(156)	1,269

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration. Refer to Notes 7.6.21.4 and 7.6.21.5 for further details on these share-based compensation programs.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship outstanding as at the reporting date.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

7.6.21.7.        Dividends

The 2017 AGM held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2017. The remaining portion of the third installment amounting to $7 million and the last installment of $53 million are presented in the line “Other payables and accrued liabilities” in consolidated statement of financial position as of December 31, 2017.

The 2016 AGM held on May 25, 2016, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2016. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53 million were paid in the first half of 2017.

The 2015 AGM held on May 27, 2015 authorized the distribution of a cash dividend of $0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. The amount of $88 million corresponding to the first installment, $88 million corresponding to the second installment and $78 million corresponding to the third installment were paid during 2015. The remaining portion of $9 million related to the third installment and the fourth installment of $88 million were paid in the first half of 2016.

7.6.21.8.        Legal reserves

Refer to section 8.3.11 for composition of Company’s legal reserves.

7.6.22.        Provisions

Movements in provisions during the year ended December 31, 2017 are detailed as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Tax	Total
As at December 31, 2016	51	2	238	291
Expense recognized during the period	49	1	56	106
Unused provisions	(2)	-	(9)	(11)
Amounts paid	(51)	-	(4)	(55)
Liability settlement	-	-	(2)	(2)
Currency translation effect	4	-	31	35
As at December 31, 2017	51	3	310	364
Current 2017	46	3	3	52
Non-current 2017	5	-	307	312
As at December 31, 2016	51	2	238	291
Current 2016	44	2	1	47
Non-current 2016	7	-	237	244

Restructuring provisions

In 2017, the Group announced a restructuring plan affecting approximately 300 employees through voluntary leaves in one of its back-end operations. The Group recorded in 2017 $13 million of restructuring charges for this plan, corresponding to employee voluntary termination benefits.

The Group was engaged in 2016 in one major restructuring plan, the Set-top Box plan. In 2016, the Group announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Group recorded in 2017 $34 million of restructuring charges for this plan, primarily related to employee termination benefits on a voluntary leave plan in France.

Warranty and product guarantee

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products do not conform, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels.

Tax provisions

Tax provisions are related to uncertain tax positions that remain open for review in the Group’s major tax jurisdictions. It is reasonably possible that certain of the uncertain tax positions could increase within the next 12 months due to ongoing tax audits. The Group is not able to make an estimate of the range of the reasonably possible change.

The tax years that remain open for review in the Group’s major tax jurisdictions, including France, Italy, United States and India, are from 1997 to 2017.

7.6.23. Employee benefits

Employee benefits liabilities are detailed as follows:

In millions of USD	December 31, 2017	December 31, 2016
Retirement benefit obligation liability	392	356
Other long-term employee benefits	70	59
Other employee benefits liabilities	28	24
Salaries and wages	379	285
Social charges on salaries and wages	166	134
Total employee benefits liabilities	1,035	858
Non-current assets	-	-
Current liabilities	577	447
Non-current liabilities	458	411

Pensions

The Group has a number of defined benefit pension plans covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2017 and 2016, the major defined benefit pension plans and long-term employee benefit plans were in the USA (retirement plan closed to new entrants and future accrual), France (retirement indemnities), Switzerland (retirement pension system), UK (retirement benefit scheme closed to new entrants and future accrual) and Italy (termination indemnity plan (“TFR”) generated before July 1, 2007).

The amounts recognized in the statement of financial position are determined as follows:

In millions of USD	December 31, 2017	December 31, 2016
Benefit obligations wholly or partially funded	(672)	(590)
Fair value of plan assets	552	477
Benefit obligations wholly unfunded	(271)	(241)
Reserve against prepaid	(1)	(2)
Total pension liabilities	(392)	(356)

The movements in the pension liability are as follows:

In millions of USD	2017	2016
Beginning of the year	356	359
Exchange difference	39	(12)
Pension expense	34	32
Contributions paid	(37)	(36)
Remeasurement (gain) / loss recognized in OCI	-	13
End of the year	392	356

Changes in defined benefit obligations are as follows:

In millions of USD	2017	2016
Beginning of the year	831	823
Service cost	26	27
Interest cost	23	26
Employee contributions	4	7
Plan amendment – past service cost – non vested benefits	-	-
Actuarial (gain) loss – Experience	2	(24)
Actuarial (gain) loss – Demographic assumptions	-	33
Actuarial (gain) loss – Financial assumptions	24	24
Effect of curtailment	-	(6)
Benefits paid	(25)	(37)
Effect of foreign exchange translation	58	(42)
End of the year	943	831

Defined benefit obligations by main geographical locations are as follows:

In millions of USD	2017	2016
France	182	160
Italy	114	104
Switzerland	124	108
United Kingdom	177	158
United States	294	254
Other countries	52	47
End of the year	943	831

Changes in plan assets are as follows:

In millions of USD	2017	2016
Beginning of the year	477	473
Interest income	15	15
Employer contribution	27	27
Employee contribution	4	7
Benefits paid	(15)	(28)
Actuarial gain (loss)	25	16
Effect of foreign exchange translation	19	(33)
End of the year	552	477

The actual return on plan assets in 2017 was a gain of $40 million (2016: gain of $31 million). In 2017, the theoretical interest income on plan assets was a gain of $15 million (2016: gain of $15 million) resulting in an actuarial gain on plan assets of $25 million (2016: gain of $16 million).

Plan assets by main geographical locations are as follows:

In millions of USD	2017	2016
France	3	3
Switzerland	94	84
United Kingdom	169	149
United States	251	212
Other countries	35	29
End of the year	552	477

The effects of the asset ceiling are as follows:

In millions of USD	2017	2016
Beginning of the year	(2)	(9)
Effect of asset ceiling recognized during the year	1	7
End of the year	(1)	(2)

The amounts recognized in the income statement related to pensions are as follows:

In millions of USD	2017	2016
Service cost	26	21
Current service cost	26	27
Prior service cost	-	-
Curtailment	-	(6)
Net interest cost	8	11
Interest cost	23	26
Interest income	(15)	(15)
Total pension costs	34	32

The Group’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2017 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	14	14	-	-
Equity securities	167	8	159	-
Government debt securities	18	17	1	-
Corporate debt securities	141	5	136	-
Investment funds	93	2	91	-
Real estate	12	-	12	-
Other (mainly insurance assets)	107	-	-	107
Total	552	46	399	107

The Group’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2016 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	11	11	-	-
Equity securities	137	6	131	-
Government debt securities	13	12	1	-
Corporate debt securities	125	4	121	-
Investment funds	84	6	78	-
Real estate	12	-	11	1
Other (mainly insurance assets)	95	-	-	95
Total	477	39	342	96

The majority of plans (in the United Kingdom, United States and Switzerland) are governed by an independent board of trustees which include employer representatives.

The Group’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction.

The Group’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation with reasonable boundaries. The Group’s asset portfolios are managed in such a way as to achieve adapted diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Group does not manage any assets internally.

After considering the funded status of the Group’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Group may choose to make contributions to its pension plans in any given year in excess of required amounts. In 2017, the Group’s contributions to plan assets were $27 million (2016: $27 million) and it expects to contribute cash of $26 million in 2018.

Other long-term employee benefits

Other long-term employee benefits include seniority and loyalty award programs. The movements in the other long-term employee benefits liability are as follows:

In millions of USD	2017	2016
Beginning of the year	59	58
Service cost	4	3
Interest cost	1	2
Plan amendment – past service cost – non vested benefits	-	-
Actuarial (gain) loss – Demographic assumptions	2	-
Actuarial (gain) loss – Financial assumptions	(1)	4
Benefits paid	(2)	(5)
Effect of curtailment	-	(1)
Effect of foreign exchange translation	7	(2)
End of the year	70	59

The amounts recognized in the income statement related to other long-term benefits are as follows:

In millions of USD	2017	2016
Service cost	4	2
Current service cost	4	3
Past service cost	-	-
Curtailment	-	(1)
Net interest cost	1	2
Interest cost	1	2
Immediate recognition of (gains) losses	1	4
Total other long-term benefits costs	6	8

Assumptions

The weighted average assumptions used in the determination of pension and other long-term obligations are as follows:

	2017	2016
Discount rate	2.53%	2.66%
Inflation rate	1.79%	1.91%
Future salary increase	2.39%	2.50%

The discount rate was determined by reference to high quality corporate bond rates applicable to the respective country of each plan and estimated terms of the defined benefit obligation. As required by IAS 19, and for pension plans with plan assets, the interest income on plan assets is set equal to the corresponding discount rate.

The average duration of Defined Benefit Obligations is 15 years in 2017 (2016: 15 years).

At December 31, 2017, an increase of the discount rate of 0.50% would have resulted in a reduction of the Defined Benefit Obligations of $72 million and a decrease of the discount rate of 0.50% would have resulted in an increase of the Defined Benefit Obligations by $78 million. An increase of the inflation rate of 0.50% would have resulted in an increase of the Defined Benefit Obligations of $14 million and a decrease of the inflation rate of 0.50% would have resulted in a decrease of the Defined Benefit Obligations of $14 million. An increase of the life expectancy of one year would have resulted in an increase of the Defined Benefit Obligations of $17 million and a decrease of the life expectancy of one year would have resulted in a decrease of the Defined Benefit Obligations of $17 million. These sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

Defined contribution plans

The Group has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. In 2017, the annual cost of these plans amounted to approximately $74 million (2016: $70 million).

7.6.24. Trade accounts payable, other payables and accrued liabilities

In millions of USD	December 31, 2017	December 31, 2016
Trade accounts payable	893	620
Dividends due to shareholders	60	59
Taxes other than income taxes	65	58
Advances	89	39
Accounts payable to joint ventures	49	49
Royalties	23	20
Other accrued liabilities	54	48
Total other payables and accrued liabilities	340	273

7.6.25. Significant categories of income

In millions of USD	December 31, 2017	December 31, 2016
Sales of goods	8,308	6,944
License revenue and patent royalty income	39	29
French research tax credit recognized as a reduction of Research & Development expenses	124	99
Research and development funding recognized in Other income	65	94
Finance income	42	28
Total	8,578	7,194

7.6.26. Segment information

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital, and mixed-signal applications as well as Subsystems. In addition, the Group further participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Commencing in the fourth quarter of 2017, the Group transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Comparative numbers were restated accordingly.

The Group’s operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•	Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators, as well as the Imaging Products division (including the sensors and modules from our Time-of-Flight technology).

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

“Others” includes items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

For the computation of the segments’ internal financial measurements, The Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Group’s consolidated net revenues and consolidated operating income (loss) by operating segment.

	December 31, 2017	December 31, 2016
Automotive and Discrete Group (ADG)	3,059	2,813
Analog, MEMS and Sensors Group (AMS)	2,613	1,847
Microcontrollers and Digital ICs Group (MDG)	2,646	2,285
Others	29	28
Total consolidated net revenues	8,347	6,973

	December 31, 2017	December 31, 2016
Automotive and Discrete Group (ADG)	289	211
Analog, MEMS and Sensors Group (AMS)	365	46
Microcontrollers and Digital ICs Group (MDG)	402	108
Operating income (loss) of operating segments	1,056	365
Impairment, restructuring charges and other related closure costs	(45)	(93)
Unallocated manufacturing results	7	(33)
Strategic and other research and development programs and other non-allocated provisions(1)	(25)	(25)
US GAAP operating income (loss)	993	214
IFRS Adjustments:
Net impact of capitalized development costs	66	62
Difference in timing for recognition of restructuring provisions	(1)	6
Employee benefits adjustments	5	(1)
Tax incentives	(15)	-
Derivative instruments not designated as hedge instruments under IFRS	31	(10)
Total operating income (loss)	1,079	271
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2017 and 2016. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues by geographical area

In millions of USD	December 31, 2017	December 31, 2016
The Netherlands	2,223	1,751
France	123	134
Italy	60	58
USA	1,012	990
Singapore	4,444	3,699
Japan	463	323
Other countries	22	18
Total	8,347	6,973

Non-current assets other than other non-current financial assets and deferred tax assets:

In millions of USD	December 31, 2017	December 31, 2016
The Netherlands	1,826	1,629
France	1,061	887
Italy	870	513
USA	16	16
Singapore	430	278
Other countries	817	637
Total	5,020	3,960

7.6.27. Expenses by nature

Expenses recorded as cost of sales, research and development and selling, general and administrative are detailed as follows:

In millions of USD	December 31, 2017	December 31, 2016
Depreciation and amortization	838	841
Employee benefit expenses	2,756	2,609
Purchase of materials	2,060	1,688
Purchase of subcontracting services	1,148	902
Changes in inventories	(94)	63
Transportation	82	77
Royalties and patents	80	82
Advertising costs	14	11
Other expenses	484	516
Total cost of sales, research and development, and selling, general and administrative	7,368	6,789

Employee benefit expenses are detailed as follows:

In millions of USD	December 31, 2017	December 31, 2016
Wages and salaries	2,016	1,899
Payroll taxes and other social contribution charges	565	563
Share-based compensation expense	61	38
Pensions and other long-term benefits expense	114	109
Total employee benefit expenses	2,756	2,609
Of which included in:
Cost of sales	1,260	1,132
Selling, general and administrative	694	644
Research and development	802	833

7.6.28. Other income / expenses

Other income consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Research and development funding	65	94
Foreign exchange forward contracts and other currency derivatives	45	-
Net foreign exchange gain	4	5
Gain on sale of non-current assets	4	2
Other income	(1)	5
Total other income	117	106

Other expenses consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Start-up / Phase out costs	8	3
Foreign exchange forward contracts and other currency derivatives	-	11
Patent litigation costs	9	5
Total other expenses	17	19

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met. R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $33 million was posted in other non-current liabilities as of December 31, 2017. No such accrual was posted for the year ended December 31, 2016.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

7.6.29. Finance income / costs

Total finance income and finance costs consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
2014 issued senior bond embedded issuer’s conversion option adjustment	-	9
2017 issued senior bond embedded issuer’s conversion option adjustment	12	-
Other finance income	30	19
Total finance income	42	28
Interest on Senior Bonds	37	24
2017 issued senior bond conversion option adjustment	323	-
2014 issued senior bond conversion option adjustment	-	114
2014 issued senior bond net-share settlement	401	-
Interests on long-term loans and borrowings	11	10
Bank charges and commissions	5	5
Total finance costs	777	153

No borrowing costs were capitalized in 2017 and 2016. As described in Note 7.6.15.3, the change in fair value of the non-equity derivative instrument corresponding to the bondholders’ conversion option embedded in the unsecured senior convertible bonds issued on July 3, 2017 generated a $323 million charge for the year ended December 31, 2017. Additionally, the net-share settlement of the unsecured senior convertible bonds issued on July 3, 2014 generated a $154 million charge on Tranche A bonds and a $247 million charge on Tranche B bonds. The impact of the net-share settlement is described in details in Note 7.6.15.3.

7.6.30. Components of other comprehensive income

In millions of USD	December 31, 2017	December 31, 2016
Cash flow hedges:
Gains / (losses) arising during the year	77	(18)
Reclassification adjustments for (gains) / losses included in the income statement	(16)	7
	61	(11)

7.6.31. Income tax

The major components of income tax benefit (expense) for the years ended December 31, 2017 and 2016 are:

Consolidated income statement

In millions of USD	December 31, 2017	December 31, 2016
The Netherlands taxes – current	(1)	(2)
Foreign taxes – current	(101)	(69)
Current taxes	(102)	(71)
The Netherlands taxes – deferred	-	-
Foreign deferred taxes	(15)	44
Deferred taxes	(15)	44
Income tax benefit / (expense)	(117)	(27)

Consolidated statement of other comprehensive income (deferred tax related to items charged or credited directly to equity during the year)

In millions of USD	December 31, 2017	December 31, 2016
Re-measurements of employee benefit obligations	(9)	5
Income tax charged (credited) directly to equity	(9)	5

A reconciliation between income tax benefit and the product of income before tax multiplied by The Netherlands’ statutory tax rate for the years ended December 31, 2017 and 2016 is as follows:

In millions of USD	December 31, 2017	December 31, 2016
Gain (loss) before income tax	343	153
Income tax benefit (expense) at The Netherlands’ statutory tax rate of 25% (2017: 25%)	(85)	(39)
Non-deductible, non-taxable items	17	5
Gain (loss) on investments in joint ventures	-	2
Impairment of deferred tax assets and tax losses with no deferred tax asset recognized	92	10
Effect on deferred tax rates of changes in enacted tax rates	(70)	(9)
Current year credits	40	34
Other taxes and credits	(36)	(25)
Benefits from tax holidays	114	49
Current year tax risk	(43)	(22)
Earnings (losses) of subsidiaries taxed at different rates	(146)	(32)
Income tax benefit / (expense)	(117)	(27)

During the year ended December 31, 2017, the Group did not recognize deferred tax assets on net operating losses for an approximate amount of $6 million (2016: $9 million).

The changes in enacted tax rates resulted in an increase of tax expense of $70 million in 2017 ($9 million in 2016).

The tax holidays represent a tax exemption period aimed at attracting foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.13 per share in 2017 (2016: $0.05 per share). These agreements are present in various countries and include programs that reduce up to 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2022.

Deferred tax assets and liabilities consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Tax loss carry forwards and investment credits	459	447
Inventory valuation	35	29
Impairment charges and restructuring	16	18
Fixed assets depreciation in arrears	29	34
Receivables for government funding	6	7
Pension service costs	68	72
Share awards	12	3
Commercial accruals	11	19
Other temporary differences	112	92
Deferred tax assets	748	721
Accelerated fixed assets depreciation	13	10
Acquired intangible assets	10	8
Advances of government funding	9	16
Other temporary differences	19	16
Deferred tax liabilities	51	50
Net deferred income tax asset	697	671

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying components or to different tax jurisdictions.

In millions of USD	December 31, 2015	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2016	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2017
Deferred tax assets
Tax losses	441	(6)	-	12	447	38	-	26	459
Impairment charge and restructuring	16	-	-	2	18	3	-	(5)	16
Fixed asset depreciation	44	(2)	-	(8)	34	(5)	-	-	29
Other	207	(5)	5	15	222	10	(9)	21	244
Total deferred tax assets	708	(13)	5	21	721	46	(9)	(10)	748
Deferred tax liabilities
Accelerated tax depreciation	(16)	1	-	5	(10)	-	-	(3)	(13)
Acquired intangible assets	(11)	-	-	3	(8)	(1)	-	(1)	(10)
Other	(42)	2	-	8	(32)	(3)	-	7	(28)
Total deferred tax liabilities	(69)	3	-	16	(50)	(4)	-	3	(51)
Net deferred tax	639	(10)	5	37	671	42	(9)	(7)	697

As at December 31, 2017, the Group has deferred tax assets on tax loss carry forwards and investment credits that expire starting 2018, as follows:

Year	In millions of USD
2018	4
2019	64
2020	2
2021	1
2022	-
Thereafter	388
Total	459

As at December 31, 2016, the Group has deferred tax assets on tax loss carry forwards and investment credits that expire starting 2017, as follows:

Year	In millions of USD
2017	4
2018	-
2019	65
2020	3
2021	-
Thereafter	375
Total	447

As at December 31, 2017, deferred tax assets not recognized in the statement of financial position amounted to $1,502 million (2016: $1,577 million) and are mainly composed of the followings:

•	$1,160 million (2016: $1,165 million) relating to an agreement granting the Group certain tax credits for capital investments purchased through the year ended December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index of -0.13% (2016: -0.04%). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement, from 2007 onwards, the Group has continued and will continue to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to use these credits currently and in future years, the Group did not recognize in 2017 and in 2016 these deferred tax assets in the statement of financial position.

•	$281 million (2016: $357 million) of tax loss carry forwards generated in on-going operations, or corresponding to net operating losses acquired in business combinations, whose recovery was not considered probable.

7.6.32. Earnings per share

For the year ended December 31, 2017 and December 31, 2016, earnings per share (“EPS”) were calculated as follows:

In millions of USD	December 31, 2017	December 31, 2016
Basic EPS
Net result attributable to the equity holder of the parent	218	121
Weighted average shares outstanding	884,707,764	881,246,870
Basic EPS	0.25	0.14
Diluted EPS
Net result attributable to the equity holder of the parent	218	121
Weighted average shares outstanding	884,707,764	881,246,870
Dilutive effect of stock awards	7,226,140	7,270,057
Dilutive effect of convertible debt	12,903,965	-
Number of shares used for diluted EPS	904,837,869	888,516,927
Diluted EPS	0.24	0.14

The convertible bonds issued on July 3, 2014, as detailed in Note 7.6.15.3, had no impact on the diluted EPS computation in 2016 since they were non-dilutive as of December 31, 2016 while they were dilutive in 2017 for a corresponding number of 12,903,965 underlying shares.

The convertible bonds issued on July 3, 2017, as detailed in Note 7.6.15.3, had no impact on the diluted EPS computation in 2017 since they were non-dilutive as of December 31, 2017.

7.6.33. Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2017	December 31, 2016
Sales of goods and services to joint ventures	-	1
Sales of goods and services to entities controlled by key management personnel	-	-
Purchases of goods and services from joint ventures	-	-
Purchases of goods and services from entities controlled by key management personnel	12	1
Accounts receivable from joint ventures	7	7
Accounts receivable from entities controlled by key management personnel	-	-
Accounts payable to joint ventures	51	51

For the years ended December 31, 2017 and 2016, the related party transactions were primarily with significant shareholders of the Group, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: Orange, MicroOLED, Technicolor and Incard do Brazil. The related party transactions presented in the table above also include transactions between the Group and its investments in joint ventures as listed in Note 7.6.10. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

The Group made a contribution of $0.5 million for the year ended December 31, 2017 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. For the year ended December 31, 2016 there was no contribution. Certain members of the Foundation’s Board are senior members of the Group’s management.

In 2017 and 2016, the total remuneration paid to the sole member of the Managing Board and to the other executive officers was as follows:

For the year ended December 31, 2017, in USD	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole member of the Managing Board	903,186	1,044,514	95,045	408,869	253,155	-	-	1,071,745	-	3,776,514
Executive officers (excluding sole member of the Managing Board)	10,308,300	5,050,821	2,348,646	4,757,959	1,006,746	-	84,158	5,444,723	-	29,001,353
Executive Committee total remuneration	11,211,486	6,095,335	2,443,691	5,166,828	1,259,901	-	84,158	6,516,468	-	32,777,867

For the year ended December 31, 2016, in USD	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole member of the Managing Board	860,468	-	91,910	303,480	262,862	-	-	374,822	-	1,893,542
Executive officers (excluding sole member of the Managing Board)	9,172,256	3,342,855	2,166,610	4,037,143	1,054,724	-	50,070	1,334,819	-	21,158,477
Executive Committee total remuneration	10,032,724	3,342,855	2,258,520	4,340,623	1,317,586	-	50,070	1,709,641	-	23,052,019
(1):	Include compulsory contribution to pension plans
(2):	Complementary pension plan for Executive Management

The Group’s 20 executive officers, including the sole member of the Managing Board, were granted in 2017 for free 1,250,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2017 Employee Plan was $16.52.

The Group’s 19 executive officers, including the sole member of the Managing Board, were granted in 2016 for free 1,130,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2016 Employee Plan was $6.37.

The bonus paid to the executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on, among others, return on net assets, customer service, profit, cash and market share.

The executive officers and the Managing Board were covered in 2017 and 2016 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances.

At the end of the year 2005, the Compensation Committee recommended and our Supervisory Board decided to grant an additional pension benefit plan to the Group’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, in 2017 the Group made a contribution of $0.3 million to the plan of the sole member of the Managing Board, and $1 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2017 and/or no longer salaried in 2017 were $1.1 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2017 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2017 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.3 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Individual remuneration paid to Supervisory Board Members in 2017 and 2016 was recorded as follows:

In Euros	2017(1)	2016(1)
Maurizio Tamagnini	175,500	175,500
Didier Lombard(3)	20,500	175,500
Janet G. Davidson	115,000	110,000
Nicolas Dufourcq(2)	-	-
Heleen Kersten	118,000	123,500
Jean-Georges Malcor	98,500	101,000
Salvatore Manzi	107,000	88,000
Alessandro Ovi	-	15,500
Alessandro Rivera	106,500	112,000
Martine Verluyten	152,000	152,000
Frédéric Sanchez(4)	96,500	-
	989,500	1,053,000

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2017 until December 31, 2017.
(2)	Mr. Dufourcq would have been entitled to receive €175,000 in 2017, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.
(3)	Mr. Lombard’s mandate as a member of our Supervisory Board expired on June 20, 2017.
(4)	Mr. Sanchez was appointed as a member of our Supervisory Board on June 20, 2017.

No share awards were granted to Supervisory Board Members and Professionals in 2017 and 2016.

7.6.34. Commitments, contingencies, claims and legal proceedings

Commitments

The Group’s commitments as at December 31, 2017 were as follows:

In millions of USD	Total	2018	2019	2020	2021	2022	Thereafter
Operating leases	227	55	40	32	21	13	66
Purchase obligations	1,423	946	232	129	116	-	-
Of which:
Equipment purchase	774	684	90	-	-	-	-
Foundry purchase	557	198	123	120	116	-	-
Software, technology licenses and design	92	64	19	9	-	-	-
Other obligations	324	161	98	41	15	6	3
Total	1,974	1,162	370	202	152	19	69

The Group’s commitments as at December 31, 2016 were as follows:

In millions of USD	Total	2017	2018	2019	2020	2021	Thereafter
Operating leases	168	46	31	19	16	13	43
Purchase obligations	619	581	34	4	-	-	-
Of which:
Equipment purchase	402	402	-	-	-	-	-
Foundry purchase	80	80	-	-	-	-	-
Software, technology licenses and design	137	99	34	4	-	-	-
Other obligations	406	248	90	47	9	5	7
Total	1,193	875	155	70	25	18	50

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2018 to 2022 and thereafter. The Group leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. For the year ended December 31, 2017, the operating lease expense was $67 million (2016: $56 million).

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements and other service agreements.

Contingencies

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the

Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Other Contingencies

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of December 31, 2017, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

7.6.35. Financial risk management objectives and policies

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its on-going investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Financial risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch (“Fitch”) Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions.

Management has set up a policy to require subsidiaries to hedge their entire foreign exchange risk exposure with the Group through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The Group also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge the forecasted transactions relating to front-end manufacturing production costs meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

It is the Group’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Group, which consists in the balance sheet positions and other contractually agreed transactions, is always close to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated income statement. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

The hedging activity of the Group and the impact on the financial statements is described in details in note 7.6.15.4.

The following sensitivity analysis was based on recognized assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. Equity would have been approximately $47 million higher/lower (2016: $39 million higher/lower) if the Euro strengthened/weakened by 300 basis points against the US dollar, arising mainly from translation of net assets from subsidiaries whose functional currency is the Euro.

At December 31, 2017 if the Euro/US dollar exchange rate had strengthened by 300 basis points with all other variables held constant, net result for the year would have been $30 million higher (2016: $31 million higher), mainly as a result of foreign exchange gains on outstanding derivative instruments. If the Euro/US dollar exchange rate had weakened by 300 basis points with all other variables held constant, impact in net income would have been $27 million lower (2016: $34 million lower), mainly due to foreign exchange losses on outstanding derivative instruments.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

At December 31, 2017 and 2016, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $1 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt, with no material impact on equity.

During 2017 and 2016, the Group’s borrowings at variable rate were denominated in Euros and in U.S. dollars.

Price risk

As part of its on-going investing activities, the Group may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 7.6.15.1. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

The measurement for accounting purposes of the embedded derivative instruments of the senior unsecured convertible bonds issued on July 3, 2017 is dependent on various factors including the performance of STMicroelectronics ordinary shares. With respect to the valuation of the embedded issuer’s call option as at December 31, 2017, if the price of the Company’s ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increases by 10%, the value of the embedded call option would increase by $1 million, whereas for a decrease of 10% in the share price, the value of the embedded call option would decrease by $1 million. With respect to the valuation of the embedded bondholders’ conversion option as at December 31, 2017, if the price of the Company’s ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increases by 10%, the value of the embedded conversion option would increase by $128 million, whereas for a decrease of 10% in the share price, the value of the embedded bondholders’ conversion option would decrease by $116 million. Details of the sensitivity of the other valuation factors, more specifically implied volatility, are presented in Note 7.6.15.5.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group selects banks and/or financial institutions that operate with the Group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2017 and 2016, no customer represented more than 10% of total trade accounts receivable. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

A maturity analysis of interest-bearing loans and borrowings is shown in note 7.6.15.3.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders, as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

8.     Company’s financial statements

8.1. Company’s statement of financial position

In millions of USD (Before proposed appropriation of result)	Notes	December 31, 2017	December 31, 2016
Assets
Non-current assets
Intangible assets	8.3.4	22	25
Investments in subsidiaries	8.3.5	3,970	2,890
Investments in joint ventures	8.3.6	45	45
Other non-current financial assets	8.3.7.1	23	19
Total non-current assets		4,060	2,979
Current assets
Group companies interest-bearing short-term loans	8.3.9	704	520
Other group companies receivables	8.3.10	1,378	1,718
Other current financial assets	8.3.7.1	431	335
Other receivables and assets		9	10
Cash and cash equivalents	8.3.8	1,539	1,353
Total current assets		4,061	3,936
Total assets		8,121	6,915
Equity and liabilities
Equity	8.3.11
Issued and paid-in capital		1,136	998
Additional paid-in capital		2,185	2,037
Retained earnings		375	673
Treasury shares		(132)	(242)
Legal reserves		1,977	1,618
Result for the year		218	121
Total equity		5,759	5,205
Non-current liabilities
Interest-bearing loans and borrowings	8.3.13	1,528	1,284
Deferred tax liabilities		-	2
Other non-current financial liabilities	8.3.7.2	571	170
Other non-current liabilities	8.3.14	14	15
Total non-current liabilities		2,113	1,471
Current liabilities
Interest-bearing loans and borrowings – current portion	8.3.13	99	99
Group companies short-term notes payable	8.3.10	18	16
Other group companies payable	8.3.10	13	9
Other payables and accrued liabilities	8.3.12	118	115
Income tax payable		1	-
Total current liabilities		249	239
Total equity and liabilities		8,121	6,915

The accompanying notes are an integral part of these Company’s financial statements

8.2. Company’s income statement

In millions of USD		Year ended
	Notes	December 31, 2017	December 31, 2016
Selling expenses		(2)	(1)
General and administrative expenses	8.3.16	(14)	(12)
Other income (expenses)	8.3.18	(19)	7
Income (loss) from operations		(35)	(6)
Financial income	8.3.17	48	30
Financial expenses	8.3.17	(774)	(151)
Income (loss) before taxes		(761)	(127)
Income tax benefit (expense)		(1)	(1)
Income (loss) after tax		(762)	(128)
Results relating to investments in joint ventures	8.3.6	-	10
Net income from affiliated companies	8.3.5	980	239
Net income		218	121

The accompanying notes are an integral part of these Company’s financial statements

8.3. Notes to Company’s financial statements

8.3.1. General

A description of the Company, its activities and group structure are included in the consolidated financial statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by the European Union. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry.

8.3.2. Basis of Presentation

The Company’s financial statements have been prepared in accordance with art 9 of Book 2 of the Dutch Civil Code. In accordance with the provisions of Section 362-8 of Book 2 of the Dutch Civil code the accounting policies used are the same as those used in the notes to the consolidated financial statements prepared under IFRS as adopted by the European Union, unless otherwise stated. The financial statements were prepared on March 27, 2018

In accordance with article 2:362 par. 8 of the Dutch Civil Code, the Company has prepared its financial statements in accordance with accounting principles generally accepted in The Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements (Note 7.6.7).

The functional and presentation currency of the Company is the U.S. dollar.

All balances and values are in millions of U.S. dollars, except as otherwise noted.

The accounting policies adopted are consistent with those of the previous financial year.

8.3.3. Summary of significant accounting policies

8.3.3.1.         Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as the Company effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.

Guarantees given by the Company to its subsidiaries are further described in note 8.3.15

8.3.3.2.         Joint ventures

The Company’s investment in its joint ventures is accounted for using the equity method. A joint venture is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

The Company’s share in its joint ventures profit and losses is recognized in the income statement and in the balance sheet as an adjustment against the carrying amount of the investment, and its share of post-acquisition movement in equity is recognized in equity. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures are consistent with the policies adopted by the Company.

8.3.4. Intangible assets

In millions of USD	Internally developed software
Acquisition and production cost
Balance at January 1, 2017	184
Additions	7
Impairments / Write-offs	(1)
Balance at December 31, 2017	190
Accumulated amortization
Balance at January 1, 2017	(159)
Amortization expense	(9)
Impairments / Write-offs	-
Balance at December 31, 2017	(168)
Net book value
At December 31, 2017	22
At December 31, 2016	25

8.3.5. Investments in subsidiaries

In millions of USD	2017	2016
Beginning of the year	2,890	2,919
Result from subsidiaries	980	239
Changes in other reserves of subsidiaries	44	(10)
Dividends paid	(115)	(131)
Capital increase (decrease)	(59)	(69)
Acquisition	7	-
Translation effect of exchange rates of subsidiaries	223	(58)
End of the year	3,970	2,890

The following table lists the Company’s consolidated subsidiaries and percentage of ownership as of December 31, 2017:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software AB	100
Sweden, Kista	STMicroelectronics A.B.	100

Legal Seat	Name	Percentage ownership (direct or indirect)
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A., in liquidation	100
Switzerland, Geneva	ST New Ventures S.A., in liquidation	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	Atollic, Inc.	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

8.3.6. Investments in joint ventures

In millions of USD	2017	2016
Beginning of the year	45	44
Result from joint ventures	-	1
End of the year	45	45

Investments in joint ventures as at December 31, 2017 and December 31, 2016 were as follows:

	December 31, 2017		December 31, 2016
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA, in liquidation	45	50%	45	50%
Total	45		45

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Company’s retained non-controlling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2017.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For 2017, the line “Results relating to investments in joint ventures” in the Company’s income statement included a profit of less than $1 million in relation with ST-Ericsson SA compared to $1 million for 2016.

Other

In the course of 2016, a reserve associated with the indemnity obligation undertaken when selling Numonyx was partially reversed for an amount of $9 million, following a better than anticipated outcome for certain tax items.

8.3.7. Other financial assets and financial liabilities

8.3.7.1.         Other financial assets

Movements on other financial assets are presented as follows:

In millions of USD	December 31, 2017	December 31, 2016
Beginning of the year	354	345
Change in fair value of government bonds issued by the U.S. Treasury	(3)	-
Change in fair value of the embedded call option	3	9
Purchase (sale) of government bonds issued by the U.S. Treasury	99	-
Purchase of unquoted equity securities	1	-
End of the year	454	354
Less: non-current portion	(23)	(19)
Current portion	431	335

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2017, the Company held $431 million in U.S. Treasury debt securities. In 2017, the Company acquired $99 million U.S. Treasury Bills, which were transferred to a financial institution with high credit quality as part of a short-term securities lending transaction in compliance with the Company’s policy to optimize the return on its short-term interest rate investments. The Company, acting as the securities lender, does not hold any collateral on this unsecured securities lending transaction. The Company retains effective control on the transferred securities. The lending transaction has a renewable 35-day duration. The debt securities have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.9 years. The debt securities were reported as current assets on the Company’s statement of financial position as at December 31, 2017, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2017. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

As at December 31, 2017, the Company also had investments in unquoted equity securities for an aggregate value of $11 million (December 31, 2016: $10 million).

Available-for-sale financial assets include the following:

In millions of USD	December 31, 2017	December 31, 2016
Quoted securities:
Government bonds in U.S. dollars	431	335
Unquoted equity securities:
Equity securities	11	10
Embedded call option	12	9
Total	454	354

Available-for-sale financial assets are denominated in the following currencies:

In millions of USD	December 31, 2017	December 31, 2016
Euro	10	10
US dollar	444	344
Total	454	354

For further details on STMicroelectronics available-for-sale financial assets, see note 7.6.15 of the consolidated financial statements of STMicroelectronics.

8.3.7.2.         Other financial liabilities

Movements on other financial liabilities are presented as follows:

In millions of USD	December 31, 2017	December 31, 2016
Beginning of the year	170	56
Extinguishment of the embedded conversion option of the convertible bonds issued on July 3, 2014 and net-share settled in 2017	(170)	-
Non-equity embedded derivative instrument recognized at inception on the convertible bonds issued on July 3, 2017	248	-
Change in fair value of the embedded conversion option of the convertible bonds	323	114
End of the year	571	170
Less current portion	-	-
Non-current portion	571	170

Other non-current financial liabilities include the following:

In millions of USD	December 31, 2017	December 31, 2016
Senior convertible bonds – conversion option	571	170
Total	571	170

8.3.8. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Cash at bank and in hand	381	394
Money market deposits with banks	1,158	959
Total	1,539	1,353

8.3.9. Group companies interest-bearing short-term loans

Group companies short-term loans consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
STMicroelectronics Ltd. (Israel)
Loan due 2018 bearing interest at 3-month LIBOR	4	4
STMicroelectronics Finance B.V (Netherlands)
Loan due 2018 bearing interest at 3-month EURIBOR	-	101
STMicroelectronics Crolles 2 SAS (France)
Loan due 2018 bearing interest at 0.09%	144	-
STMicroelectronics Finance II N.V. (Netherlands)
Loan due 2018 bearing interest at 1-month LIBOR + 0.25%	549	409
STMicroelectronics R&D Ltd (United Kingdom)
Loan due 2018 bearing interest at 3-month LIBOR + 0.25%	4	4
STMicroelectronics Austria GmbH (Austria)
Loan due 2018 bearing interest at 3-month EURIBOR + 0.50%	1	1
STMicroelectronics semiconductors development LLC (Slovenia)
Loan due 2018 bearing interest at 3-month EURIBOR + 0.50%	1	1
STMicroelectronics Software AB (Sweden)
Loan due 2018 bearing interest at 3-month STIBOR + 0.75%	1	-
Total short-term intercompany loans	704	520

Fair value of Group companies short-term loans is similar to net book value.

8.3.10. Other Group companies receivables and payables

In millions of USD	December 31, 2017	December 31, 2016
Other receivables (advances)	1,378	1,718
Total group companies receivables	1,378	1,718
Other payables	13	9
Other group companies payables	13	9
Short-term notes payable	18	16
Total group companies payables	31	25

Group companies short-term notes payable consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
STMicroelectronics Ltd. (United Kingdom)
Note due 2018 bearing interest at 3-month LIBOR + 0.30%	18	16
Total short-term intercompany notes payable	18	16

8.3.11. Equity

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Legal reserves	Result for the year	Total
Balance January 1, 2017	998	2,037	656	(242)	1,635	121	5,205
Net Result			121			(121)	-
Transfer to (from) legal reserve			(119)		119		-
Repurchase of common stock				(297)			(297)
Stock-based compensation			20				20
Rights acquired on vested stock awards				46			46
AOCI - Pension plan			(9)				(9)
Available-for-sale (AFS) reserve			(3)				(3)
Dividends paid			(214)				(214)
Net result						218	218
Settlement of convertible bond		148		361			509
Unrealized gain (loss) on derivatives, net of tax			61				61
Translation adjustment*	138		(138)		223		223
Balance December 31, 2017	1,136	2,185	375	(132)	1,977	218	5,759
*	The share capital of STMicroelectronics is denominated in Euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.1994). The translation differences are taken to retained earnings.

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2017 the number of shares of common stock issued was 911,110,420 shares (911,030,420 at December 31, 2016).

As of December 31, 2017 the number of shares of common stock outstanding was 896,590,286 (883,410,506 at December 31, 2016).

The Euros equivalent of the issued share capital at December 31, 2017 amounts to €947,554,837 (2016: €947,471,637). For the changes in issued and paid in capital, additional paid in capital and retained earnings, see the consolidated financial statements of STMicroelectronics.

The cumulative amount of legal reserves at December 31, 2017 is split as follows: $22 million of capitalized internally developed software expenditures, $1,270 million of subsidiaries non distributable reserves and $685 million of translation adjustment gain.

The cumulative amount of legal reserves at December 31, 2016 is split as follows: $1 million of unrealized gain on marketable securities classified as available-for-sale, $25 million of capitalized internally developed software expenditures, $1,147 million of subsidiaries non distributable reserves and $462 million of translation adjustment gain.

Treasury shares

Following the authorization by our Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 29,520,220 shares in 2008, reflected at cost as a reduction of shareholders’ equity. Additionally, pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company repurchased 20,000,000 shares in 2014, reflected at cost as a reduction of shareholders’ equity. Finally, pursuant to a resolution passed at the shareholders’ meeting held on June 20, 2017 and announced on June 22, 2017, the Company repurchased 18,583,783 million shares of its common stock for a total of $297 million, reflected at cost as a reduction of the shareholders’ equity.

In the second half of 2017, the Company delivered 26,785,598 million shares from its treasury shares following the conversion of the Tranche A and Tranche B of the convertible bonds issued on July 3, 2014.

As of December 31, 2017, the Company owned treasury shares equivalent to 14,520,134 compared to 27,619,914 as of December 31, 2016.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of December 31, 2017, 40,198,271 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 4,897,965 in the year ended December 31, 2017.

Non Distributable Reserve

The amount of the non-distributable reserve was $3,113 million and $2,633 million in the year 2017 and 2016, respectively and it represents the amount of issued and paid-in capital and legal reserve of STMicroelectronics.

8.3.12. Other payables and accrued liabilities

Other payables and accrued liabilities consisted of:

In millions of USD	December 31, 2017	December 31, 2016
Dividends payable to Shareholders	60	59
Trade payable	1	2
Deferred consideration to ST-Ericsson SA	49	49
Other liabilities	8	5
Total other payables and accrued liabilities	118	115

8.3.13. Interest-bearing loans and borrowings

Interest-bearing loans and borrowings consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Senior convertible bonds	1,272	929
Long-term credit facilities	256	355
Total long-term debt	1,528	1,284
Current portion of credit facilities	99	99
Total current portion of long-term debt	99	99

Senior convertible bonds

On July 3, 2014, the Company issued $1,000 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bore a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponds to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. On October 2, 2017, the conversion price was adjusted up to 1.16% on Tranche B, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,178 equivalent shares per each $200,000 bond par value. The bonds were convertible by the bondholders or were callable by the issuer upon certain conditions, in both cases on a full-cash, full-shares or net-share settlement basis at issuer’s decision. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1 billion total proceeds. The value of the issuer’s call option was nil at initial recognition. The value of the holder’s conversion option was estimated at $118 million at issuance date, which determined the initial recognition of the liability component at $882 million. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Company elected to allocate issuance costs, totalling $6 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

In the second quarter of 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. The remainder amount of $2 million was early redeemed in cash by the Company. Each conversion exercised by the bondholders was net-share settled, upon the Company’s election. As a result, the Company settled $600 million in cash and approximately 13.0 million shares from treasury shares. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2017. The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche A liability component, as measured at amortized cost prior to settlement, amounted to $574 million. The holder’s conversion option totalled $216 million and was measured based on the intrinsic value of the option. The issuer’s soft call represented a $26 million liability and was measured as the difference between the carrying value of the debt prior to settlement and the $600 cash-settlement. The fair value measurement of the non-equity embedded derivative instruments generated a change in fair value of $154 million reported on the line “Finance expenses” on the Company’s income statement for the year ended December 31, 2017.

Between September 13, 2017 and October 10, 2017, bondholders exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds. On October 11, 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B on November 10, 2017. As a consequence, bondholders exercised their conversion rights for $59 million nominal value on the remaining $60 million of the Tranche B. The remainder amount of $1 million was early redeemed in cash by the Company. As the Company elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, the Company settled $400 million in cash and approximately 13.7 million shares from treasury shares. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2017. The Company allocated the total consideration transferred between the carrying amount of the debt and the non-equity derivative instruments, by measuring at fair value the non-equity derivative instruments prior to settlement. Tranche B liability component, as measured at amortized cost prior to settlement, amounted to $370 million. The holder’s conversion option totalled $293 million and was measured based on the intrinsic value of the option. The fair value measurement of the non-equity embedded derivative instruments and the extinguishment of the liability component against the $400 million cash paid generated a charge of $247 million reported on the line “Finance expenses” on the Company’s income statement for the year ended December 31, 2017.

On July 3, 2017, the Company issued $1,500 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was nil at initial recognition. The value of the holder’s conversion option was estimated at $248 million at issuance date, which determined the initial recognition of the liability component at $1,261 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totalling $7 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method and amounted to $1,272 million as at December 31, 2017.

The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the conversion option was $571 million as at December 31, 2017, which generated a change in fair value of $323 million reported on the line “Finance expenses” on the Company’s income statement for the year ended December 31, 2017. The value of the issuer’s call option amounted to $12 million as at December 31, 2017, which generated a change in fair value of $12 million reported on the line “Financial income” on the Company’s income statement for the year ended December 31, 2017.

Credit facilities

In millions of USD	December 31, 2017	December 31, 2016
Balance at beginning of the year	454	628
Credit facilities repayment	(99)	(174)
Balance at end of the year	355	454
Out of which short-term	99	99
Out of which long-term	256	355

The Group had unutilized committed medium-term credit facilities with core relationship banks totalling $580 million as of December 31, 2017.

The Group also has two long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $166 million remained outstanding as of December 31, 2017. The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $235 million was outstanding as of December 31, 2017.

In August 2017, the Group signed a new medium term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of December 31, 2017, no amount was drawn as part of this new credit facility.

Fair values

	Carrying amount		Fair value
In millions of USD	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	355	454	355	454
Senior unsecured convertible bonds(1)	1,272	929
Other non-current financial liabilities	571	170	1,860	1,127
(1)

The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 and outstanding at December 31, 2017 corresponds to the liability component only, since, at initial recognition, an amount of $248 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds. For amounts reported the year ended December 31, 2016, the carrying amount of the senior unsecured convertible bonds issued on July 3, 2014 and net-share settled in 2017 corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

8.3.14. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Pension liability against former employees	7	7
Tax claw back provision	7	8
Total	14	15

8.3.15. Guarantees and contingencies

Guarantees given by the Company to its affiliates for the benefit of third parties amounted to approximately $607 million at December 31, 2017 (2016: $602 million).

Out of this, €37.5 million related to STMicroelectronics Finance B.V.’s obligation under the €350 million EIB credit facilities.

As from 22 August 2013, the Company assumes joint and several liability for all debts arising from legal acts for STMicroelectronics International N.V., STMicroelectronics Finance II N.V. and STMicroelectronics Finance B.V., all in accordance with section 2:403 Dutch Civil Code.

There is no other type of contingencies as of December 31, 2017 and 2016.

8.3.16. General and administrative expenses

General and administrative expenses are the administrative costs related to the operations of the holding company.

Wages and salaries consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Wages and salaries	(4)	(3)
Total	(4)	(3)

The average number of persons employed by the Company during the year ended December 31, 2017 was 19 out of which 9 outside The Netherlands (2016: 18 out of which 9 outside The Netherlands).

8.3.17. Financial income and expenses

In millions of USD	December 31, 2017	December 31, 2016
2014 issued senior bond embedded issuer’s conversion option adjustment	-	9
2017 issued senior bond embedded issuer’s conversion option adjustment	12	-
Other finance income	36	21
Total finance income	48	30
Interest on Senior Bonds	(37)	(24)
2014 issued senior bond net-share settlement	(401)	-
2017 issued senior bond conversion option adjustment	(323)	-
2014 issued senior bond conversion option adjustment	-	114
Interests on long-term loans and borrowings	(9)	(10)
Bank charges and commissions	(4)	(3)
Total finance costs	(774)	(151)

8.3.18. Other income (expenses)

Other income (expenses) consisted of the following:

In millions of USD	December 31, 2017	December 31, 2016
Exchange differences	(17)	3
Other income (expenses)	(2)	4
Total	(19)	7

8.3.19. Commitments

The Company’s commitments as of December 31, 2017 were as follows:

In millions of USD	Total	2018	2019	2020	2021	2022	There- after
Operating leases	31	4	4	4	3	3	13
Long term debt obligations (including current portion)	1,855	99	99	99	58	750	750
Pension obligations	1	-	-	-	-	-	1
Other non-current liabilities	13	-	8	1	1	3	-
Total	1,900	103	111	104	62	756	764

8.3.20. Related party transactions

There were no transactions with significant shareholders, their affiliates and other related parties during the years ended December 31, 2017 and 2016.

Remuneration to managing board and supervisory board members

For details on the remuneration to the Managing Board and Supervisory Board members, see the consolidated financial statements of the Company (Note 7.6.33).

8.3.21. Auditors’ fees

The following audit fees were allocated to the period:

In USD	December 31, 2017	December 31, 2016
Statutory audit, certification, audit of individual and consolidated financial statements	4,852,000	4,513,000
Audit-related fees	8,613	-
Tax fees	3,879	77,635
All other fees	-	-
Total	4,864,492	4,590,635

The fees listed above relate only to the procedures applied to the Company and its consolidated group entities by EY. The procedures were applied by audit firm’s member of the EY network. In 2017, the fees related to services provided by Ernst & Young Accountants LLP for the audit of the statutory annual accounts totaled $40,000 ($40,000 in 2016).

8.3.22. Proposed cash dividend

Upon the proposal of the Managing Board, the Supervisory Board will propose to the 2018 Annual General Meeting of Shareholders in line with our Dividend Policy, to declare a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly instalments of US$0.06 in each of the second, third and fourth quarter of 2018 and first quarter of 2019 to shareholders of record in the month of each quarterly payment, as further described in the General Meeting of Shareholders agenda and explanatory notes thereto.

March 27, 2018

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Nicolas Dufourcq (Chairman)

Maurizio Tamagnini (Vice-Chairman)

Janet G. Davidson

Heleen Kersten

Jean-Georges Malcor

Salvatore Manzi

Alessandro Rivera

Frédéric Sanchez

Martine Verluyten

9. Other information

9.1. Auditors’ report

The report of the auditors, Ernst  & Young Accountants LLP, is presented on the following pages in this annual report.

9.2. Appropriation of results – provisions in Company’s articles of association

The Supervisory Board, upon the proposal of the Managing Board, is allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the General Meeting of Shareholders.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit(s) in future years.

9.3. Branches

The Company has a branch in Switzerland, located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva.

Independent auditor’s report

To: the shareholders and Supervisory Board of STMicroelectronics N.V.

Report on the audit of the financial statements 2017 included in the Annual Report

Our opinion

We have audited the financial statements 2017 of STMicroelectronics N.V. (hereafter also referred to as “the Company”), based in Amsterdam. The financial statements include the consolidated financial statements and the company’s financial statements.

In our opinion:

•	the accompanying consolidated financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2017, and of its result and its cash flows for 2017 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

•	the accompanying company’s financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2017, and of its result for 2017 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

•	the consolidated statement of financial position as at 31 December 2017;

•	the following statements for 2017: the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows;

•	the notes comprising a summary of the significant accounting policies and other explanatory information.

The company’s financial statements comprise:

•	the company’s statement of financial position as at 31 December 2017;

•	the company’s income statement for 2017;

•	the notes comprising a summary of significant accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section of our report.

We are independent of STMicroelectronics N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	USD 32.0 million (2016: USD 28.0 million)
Benchmark applied	1.4% of gross profit for 2017 (2016: 1.5% of gross profit)
Explanation	Based on our professional judgment we have considered earnings-based measures as the appropriate basis to determine materiality. We consider gross profit to be the most relevant measure given the nature of the business, the characteristics of the Company and the expected focus of the users of the financial statements.

We have also taken misstatements into account and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons. We agreed with the Supervisory Board that misstatements in excess of USD 1.6 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

STMicroelectronics N.V. is at the head of a group of entities. The financial information of this group is included in the consolidated financial statements of STMicroelectronics N.V.

Our group audit mainly focused on significant group entities based on significance and risk assessment. Considering the audit procedures which can be performed at head office level by the corporate audit team, we have:

•	performed audit procedures ourselves at group entity STMicroelectronics N.V., located in the Netherlands which was assigned a full scope;

•	used the work of other EY auditors when auditing entities in Switzerland, France, Singapore, Italy, and United States which were assigned a full scope;

•	performed review procedures or specific audit procedures at other group entities.

In total these procedures represent 94% of the group’s total assets, 92% of gross profit and 99.7% of gross revenues.

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our audit approach	Key observations
Revenue recognition (notes 7.6.7.4. and 7.6.26.)

We have determined the risk of improper revenue recognition as a key audit matter specifically relating to the risk of side arrangements entered into by management to induce future sales with Original Equipment Manufacturers (OEMs) and distributors.

We confirmed our understanding of the control environment around the revenue recognition process, performed a walkthrough of the revenue class of transactions and evaluated the design of controls in this area. We tested relevant controls over the identified risk. Our group audit procedures included all significant sales regions including EMEA, Americas and Asia Pacific. We tested the operation of key controls, including the precision set by management involving the review of reports and data. EY IT professionals were involved in testing the design and operation of IT processes, including testing of application controls and the data and reports used in certain controls.

We performed detailed analytical review procedures around disaggregated revenue data, reviewed key contracts and circulated confirmations of contract terms and conditions. Furthermore, we obtained evidence of the certifications completed by the Company’s sales organization.

We confirm that the Company’s revenue recognition accounting policies were appropriately applied, and confirm the absence of side arrangements.

Risk	Our audit approach	Key observations
Uncertain tax positions (notes 7.6.7.7. and 7.6.32.)

The international footprint of the Company results in country-specific tax risks. These risks are assessed and monitored by management at both local and corporate level. They prepare a tax position memorandum summarizing the level of estimations and judgments made with respect to the magnitude and likelihood of the risks and mitigating procedures performed by management.

Based on the above and the significance of the amounts concerned, uncertain tax positions are significant to our audit and therefore identified as a key audit matter.

With the involvement of our tax experts we confirmed our understanding of the income taxes process, performed a walkthrough of the process and evaluated the design of, and performed tests of, controls in this area. Our control testing included testing that the Company has appropriate controls over maintaining the information used in the tax calculations. We also tested that the precision that management uses when performing its review of the tax calculations is sufficient to identify and correct material errors.

For purposes of our substantive audit, we reviewed the Company’s conclusions for which positions are deemed to be uncertain, and performed a recalculation of the uncertain tax positions including agreeing figures to supporting documentation and testing reasonableness of assumptions used in the calculation.

We consider the Company’s accounting policies acceptable, and we did not identify any evidence of material misstatement of uncertain tax positions included within the financial statements.

Risk	Our audit approach	Key observations
Existence and valuation of capitalized development costs (note 7.6.7.11, 7.6.8.4 and 7.6.13)

Development costs are capitalized based on management’s judgment that technological feasibility and economic profitability is probable, as required under IAS 38. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project. Consequently we identified a risk of overstatement, given the complexity of the projects involved, specifically as it relates to technology projects, and the inherent uncertainty in estimations linked to the projects’ future cash generation.

Intangible assets, including capitalized development costs, are tested for impairment by management. Capitalized development costs at 31 December 2017 amount to $983 million, of which $484 million are in progress and therefore not yet amortized. Given the inherent uncertainty around forecasting supporting the existence and valuation of capitalized development costs, the latter is identified as a key audit matter.

Our audit procedures included, amongst others, assessment of the eligibility of the development costs based on the capitalization criteria for intangible assets. We performed substantive procedures related to the capitalized development costs, based on a representative sample.

In relation to the impairment test for capitalized development costs we have evaluated the indicators and methodology used by management.

We consider the Company’s accounting policies acceptable and management’s assumptions and estimates to be within a reasonable range. Furthermore we assessed that existence and valuation of capitalized development costs are free of material misstatement.

Risk	Our audit approach	Key observations
Convertible bond accounting and subsequent fair value remeasurement (note 7.6.13, 7.6.15, 8.3.7 and 8.3.13)

During 2017 the Company announced the early redemption of the $600 million convertible bonds due 2019 and the $400 million convertible bonds due 2021. As the Company elected to settle the bonds on a net share settlement basis, the actual number of shares transferred upon each conversion were determined in accordance with the underlying terms and conditions. As a result, the Company settled in total $1 billion in cash and approximately 26.7 million in shares from its treasury shares.

On 3 July 2017, the Company issued $1,500 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value.

Since the classification of the convertible bonds impacts the Company’s capital structure and current and future results, we identified this as a key audit matter.

We tested the conversion of Tranche A $600 million and Tranche B $400 million of the convertible bonds issued in 2014, which included the review of the fair value methodology of debt component, re-performance of the fair valuation of the liability and resulting P&L charge, recalculation of the net-share settlement amount, and vouching the cash to bank statements and share settlement to registrar activity.

Furthermore our audit procedures included, amongst others, a critical assessment of the terms and conditions for the issuance of the new $1.5 billion convertible bonds and we evaluated appropriate accounting treatment of the convertible bonds, including valuation at fair value of the conversion option as a financial liability.

We assessed the Company’s accounting treatment in relation to the early redemption and valuation of the existing convertible bonds at 31 December 2017 to be appropriate.

In the previous year’s auditor’s report, ‘Revenue recognition’, ‘Valuation of deferred tax assets’, ‘Uncertain tax positions’ and ‘Existence and valuation of capitalized development costs’ were identified as key audit matters. Since the semi-conductor industry and the Company itself have generated significant profitability over last years, the likelihood that deferred tax assets are not recoverable has decreased. Therefore we no longer identified ‘valuation of deferred tax assets’ as a key audit matter.

Furthermore the early redemption notice of the existing convertible bonds and the issuance of new convertible bonds resulted in the identification of ‘Accounting of convertible bonds and subsequent fair value remeasurement’ as a key audit matter.

Report on other information included in the Annual Report

In addition to the financial statements and our auditor’s report thereon, the Annual Report contains other information that consists of:

•	The report of the Managing Board;

•	The report of the Supervisory Board;

•	The Corporate Governance report;

•	Other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Based on the following procedures performed, we conclude that the other information:

•	is consistent with the financial statements and does not contain material misstatements;

•	contains the information as required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

The Managing Board is responsible for the preparation of the other information, including the report of the Managing Board in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

We were engaged by the Supervisory Board as auditor of STMicroelectronics N.V. at the annual meeting held on 27 May 2015 for the years 2016-2019, and have operated as statutory auditor since that date.

No prohibited non-audit services

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

Description of responsibilities for the financial statements

Responsibilities of the Managing Board and the Supervisory Board for the financial statements

The Managing Board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Managing Board is responsible for such internal control as the Managing Board determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. As part of the preparation of the financial statements, the Managing Board is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Managing Board should prepare the financial statements using the going concern basis of accounting unless the Managing Board either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. The Managing Board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements. The Supervisory Board is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

•	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Managing Board.

•	Concluding on the appropriateness of the Managing Board use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures.

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive factors were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Eindhoven, 27 March 2018

Ernst & Young Accountants LLP

Signed by M. Moolenaar

10.     Important dates

May 31, 2018: General Meeting of Shareholders

Please consult our website www.st.com for the latest important dates.

© STMicroelectronics - All rights reserved

The STMicroelectronics corporate logo is a registered trademark of the STMicroelectronics group of companies

All other names are the property of their respective owners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 27, 2018	By:	/s/ CARLO FERRO
	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services